Exhibit 99.1

2021 Annual Information Form

March 21, 2022

Table of Contents

1.	Important Information about this Document		4

	1.1	Reporting Currency	4
	1.2	Historic Metals Prices	4
	1.3	Technical Information	4
	1.4	Forward-Looking Information	5
	1.5	Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources	8

2.	About Centerra		9

	2.1	Our Properties	9
	2.2	Inter-Corporate Relationships	10
	2.3	Recent Developments	11
		Kumtor Mine	11
		Mount Milligan Mine	13
		Öksüt Mine	14
		Greenstone Gold Property	14
		Corporate	14
		COVID-19 Update	15
	2.4	Other Disclosure Relating to Ontario Securities Commission Requirements for Companies Operating in Emerging Markets	15
		Controls Relating to Corporate Structure Risk	15
		Procedures of the Board of Directors of the Company	17
	2.5	Centerra’s Business	18
		Business Objectives	18
		Business Operations	18
		Marketing and Distribution	19
		Gold Doré Produced at Öksüt Mine	20
		Copper/Gold Concentrate Produced at Mount Milligan Mine	20
		Molybdenum Industry	20
		2021 and 2020 Production and Revenue	21
		Competitive Conditions	21
		Mineral Reserves and Resources	21
		Sources, Pricing and Availability of Materials, Parts and Equipment	26
		Financial and Operational Effects of Environmental Protection Requirements	26
	2.6	Responsible Mining	28
		Our Approach	28
		Governance	29
		Our Employees	31
		Social Performance	32

3.	Centerra’s Properties		35

	3.1	Operating Mines	35
		Mount Milligan Mine	35
		Öksüt Mine	44
	3.2	Other Properties	52
		Kemess Project	53
	3.3	Molybdenum	55
		Endako Mine	55
		Thompson Creek Mine	56
		Langeloth Metallurgical Facility	56
	3.4	Other Properties (Exploration)	56

4.	Governance		59

	4.1	Directors and Officers	59
		Directors	59
		Executive Officers	60
		Other Information About Our Directors and Officers	61
	4.2	Committees	62
		Audit Committee	63
		Audit Committee Charter	63
		Composition of the Audit Committee	63
		External Audit Pre-Approval Procedures	64

		Fees Paid to External Auditors	64
	4.3	Interest of Management and Others in Material Transactions	64

5.	Risk Factors		64

	5.1	Strategic Risks	64
		Country, Political & Regulatory	64
		Disputes with the Kyrgyz Republic and Kyrgyzaltyn Relating to the Kumtor Mine	67
		Legal and Other	67
		Strategy and Planning	69
		Natural Phenomena	71
		Competition	72
	5.2	Financial Risks	72
		Commodity Market	72
		Economy, Credit and Liquidity	73
		Insurance	75
		Tax and Royalties	75
		Counterparty	75
	5.3	Operational Risks	75
		Health, Safety and Environment	76
		Asset Management	79
		Human Resources	79
		Supply Chain	80
		Information Technology Systems	80

6.	Investor information		80

	6.1	Description of Share Capital	80
		Common Shares	80
		Class A Non-Voting Shares	81
		Preference Shares	81
		Insurance Risk Rights Plan	81
	6.2	Market for Our Securities	81
		Trading Price and Volume	82
		Registrar and Transfer Agent	82
	6.3	Dividend Policy	82
	6.4	Material Contracts	83
		Mount Milligan Streaming Arrangement	83
		Kumtor Project Agreements	83
	6.5	Legal Proceedings and Regulatory Actions	84
	6.6	Interests of Experts	84

7.	Glossary of Geological and Mining Terms		85

Schedule A Audit Committee Charter			90

1.         IMPORTANT INFORMATION ABOUT THIS DOCUMENT

This annual information form (“AIF”) provides important information about Centerra Gold Inc. It describes our history, our markets, our operations and projects, our mineral reserves and resources, sustainability, our regulatory environment, the risks we face in our business and the market for our shares, among other things. Unless otherwise indicated, information in this AIF is provided as of December 31, 2021.	Throughout this document, the terms we, us, our, Centerra and the Company mean Centerra Gold Inc. and its direct and indirect subsidiaries.

1.1         Reporting Currency

All dollar amounts in this AIF are expressed in United States dollars except as otherwise indicated. References to $ or dollars are to United States dollars and references to C$ are to Canadian dollars. For reporting purposes, we prepare our financial statements in United States dollars and in conformity with accounting principles generally accepted in Canada, being International Financial Reporting Standards, as issued by the International Accounting Standards Board.

The average exchange rate in 2021 for U.S. dollars to Canadian dollars, based on the Bank of Canada exchange rate for the 12 months ending December 31, 2021 (the last business day), was one U.S. dollar per C$1.2535.

With respect to legal and regulatory claims or decisions made by certain governmental agencies or courts and described in this AIF, the amounts of the claims or decisions are reported in the U.S. dollar equivalent as at of the date of such claim or decision.

1.2         Historic Metals Prices

The price of gold, copper and molybdenum fluctuates. The following table shows the average annual price for gold, copper, and molybdenum from 2012 to 2021, and for the period up to March 1, 2022:

	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022 up to March 1, 2022
Average Gold Price ($/oz)(1)	1,669	1,411	1,266	1,160	1,251	1,258	1,268	1,393	1,770	1,798	1,836
Average Copper Price ($/lb.)(2)	3.61	3.32	3.11	2.49	2.21	2.80	2.96	2.72	2.80	4.23	4.47
Average Molybdenum Oxide Price ($/lb.)(3)	12.74	10.30	11.38	6.63	6.50	8.19	11.93	11.35	8.68	15.94	18.98
(1)	London Bullion Market annual average daily afternoon gold price fixing.
(2)	London Metal Exchange Copper Cash-Settlement.
(3)	Platts Metals Week.

1.3         Technical Information

The disclosure in this AIF of a scientific or technical nature for our Mount Milligan Mine, Öksüt Mine and Kemess Project is based on technical reports prepared for these properties in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators. The technical information has been updated with current information, where applicable. Information regarding qualified persons is as of the effective date of the relevant technical report.

●

The technical report for the Mount Milligan Mine, with an effective date of December 31, 2019 (filed on March 26, 2020), (the “Mount Milligan Technical Report”) was prepared by John Fitzgerald, C. Paul Jago, Berge Simonian, Slobodan Jankovic, Catherine A. Taylor, and Bruno Borntraeger. Each of these persons is a qualified person for purposes of NI 43-101. None of the authors were independent of Centerra at the time of filing, except for Mr. Borntraeger, who is a Specialist Geotechnical Engineer with Knight Piésold Ltd.

●

The technical report for the Öksüt Mine, Turkey with an effective date of June 30, 2015 (filed on September 3, 2015) (the “Öksüt Technical Report”) was prepared by Gordon D. Reid, Peter Woodhouse, Malcolm Stallman, Mustafa Cihan, Pierre Landry, Tyler Hilkewich, Tommaso Roberto Raponi, Kevin D’Souza and Chris Sharpe. At the time of the filing of the Öksüt Technical Report, each of these persons was a qualified person for the purposes of NI 43-101, and none of these individuals were independent of Centerra at the time of the Öksüt Technical Report.

●

The technical report for the Kemess underground project and Kemess east project, British Columbia, Canada (the “Kemess Project”) prepared for AuRico Metals Inc. (“AuRico”) with an effective date (and filing date) of July 14, 2017 (the “Kemess Technical Report”) was prepared by Serge Chevrier, Marianne Rosted, Stephen Rice, and Don Kidd, all from AMEC Foster Wheeler, Andrew Jennings, of Conveyer Dynamics, Chad Yuhasz, Iouri Iakovlev, and Jarek Jakubec, all from SRK Consulting (Canada) Inc., Chris Struthers, of Struthers Technical Solutions, Dan Stinnette of Mine Ventilation Services, David Kratochvil, of BioteQ Environmental Technologies; Kenneth Major of KWM Consulting Inc., Rolf Schmitt, of ERM Consultants Canada, and Ross Hammett, and Alva Kuestermeyer, both from Golder Associates, Inc. Each of these persons is a qualified person for the purposes of NI 43-101. All individuals were independent of AuRico at the time of filing of the Kemess Technical Report.

The technical reports have been filed on SEDAR at www.sedar.com. In the case of the Kemess Technical Report, this technical report was prepared for AuRico (prior to our acquisition, which closed on January 8, 2018). The Kemess Technical Report can be found under AuRico’s SEDAR profile on www.sedar.com. To the best of our knowledge, information and belief, there is no new material scientific or technical information that would make the disclosure of the mineral resources or mineral reserve on the Kemess Project inaccurate or misleading.

Scientific and technical information relating to costs (operating and capital costs) and metallurgical recovery (except as it may relate to our exploration program) in this AIF was prepared, reviewed, verified, and compiled by Centerra’s geological and technical staff under the supervision of Anna Malevich, Professional Engineer, and the Director, Process Engineering for Centerra. Ms. Malevich is a qualified person for the purposes of NI 43-101.

All exploration information and related scientific and technical information in this AIF regarding Centerra’s Mount Milligan and Kemess Project exploration programs were prepared, reviewed, verified, and compiled by Cheyenne Sica, a member of the Engineers & Geoscientists British Columbia, Exploration Manager at Centerra’s Mount Milligan Mine, who is a qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance quality control protocols used during the exploration drilling programs are done consistent with industry standards and independent certified assay labs are used.

All exploration information and related scientific and technical information in this AIF regarding Centerra’s Öksüt exploration program was prepared, reviewed, verified, and compiled by our geological and staff under the supervision of Mustafa Cihan, member of the Australian Institute of Geoscientist (AIG), Centerra’s Exploration Manager - Turkey at Centerra Madencilik A.Ş., one of Centerra’s Turkish subsidiaries. Mr. Cihan is a qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance-quality control protocols used during the exploration drilling programs are done consistent with industry standards and independent certified assay labs are used.

All other scientific and technical information in this AIF, including without limitation mineral reserves and resources, mine production (historical and guidance), grades and mill throughput were prepared, reviewed, verified, and compiled by Centerra’s geological and mining staff under the supervision of Slobodan (Bob) Jankovic, Professional Geoscientist, member of the Association of Professional Geoscientists of Ontario (APGO) and Centerra’s Senior Director, Technical Services. Mr. Jankovic is a qualified person for the purpose of NI 43-101.

All scientific and technical information in this AIF is prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) and NI 43-101 (where relevant).

A glossary of geological and mining terms has been included at the end of this AIF for ease of reference.

1.4         Forward-Looking Information

This AIF and the documents incorporated by reference into this AIF contain statements and information about our expectations for the future. When we discuss our strategy, plans, proposed exploration and development activities and future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be forward-looking information under Canadian securities laws.

Key things to understand about the forward-looking information in this AIF:

●

It typically includes words and phrases about the future, such as plans, expects or does not expect, budget, forecasts, projections, anticipate or does not anticipate, believe, intend, potential, strategy, schedule, estimates, contemplates, targets, and similar expressions or statements that certain actions, events or results may, could, would, might or will be taken, occur or be achieved.

●	It is based on several material assumptions, including but not limited to those we have listed below, which may prove to be incorrect.

●

Actual results and events may be significantly different from what we currently expect, because of the risks associated with our business. We list a number of these material risks below. We recommend you also review other parts of this document, including “Risk Factors” starting on page 64, which include a more detailed discussion of the material risks that could cause our actual results to differ from current expectations.

Forward-looking information is designed to help you understand management’s current views of our near and longer-term prospects. It may not be appropriate for other purposes. We will not necessarily update this forward-looking information unless we are required to by securities laws. Examples of forward looking information in this AIF include, without limitation: expectations as to the future business and political environment in the jurisdictions where we operate; exploration plans for 2022; expectations regarding pit wall stability at our Öksüt Mine; having adequate water inventory levels at Mount Milligan to operate at the targeted throughput level of 60,000 tonnes per calendar day; expectations regarding capital projects, including those intended to increase recovery or processing at our sites; expectations regarding future growth, results of operations and financial performance; our business prospects; the ability to deliver our Mount Milligan concentrate to port in a timely manner; no labour disruptions at our mines or in our delivery pipeline; our expectations regarding successfully obtaining additional permits for the Öksüt Mine and the plans for further mining the Keltepe and Güneytepe pits; expectations in respect of the acquisition and future development of the Goldfield Project; statements relating to reserves or resources, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described can be profitably mined in the future; the impact on the Company of the unlawful seizure by the Kyrgyz Government of the Kumtor Mine in May 2021; the outcome of the arbitration and other proceedings initiated by the Company in response to such seizure; the outcome or effect of the legacy environmental and tax disputes and criminal investigations relating to the Kumtor Mine; or the outcome of any future discussions or negotiations to resolve any or all of the disputes relating to the Kumtor Mine and the potential terms and conditions (including governmental, legal, and regulatory requirements and approvals in connection therewith) of any such resolution.

Material Assumptions

Forward-looking information is necessarily based upon estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant technical, political, business, economic and competitive uncertainties and contingencies. Assumptions used in the forward-looking statements in this AIF include the following:

●     There are no material disruptions in Centerra’s operations as a result of the COVID-19 pandemic, including illness in workforce, no shutdown of mining, processing and other operations, no adverse disruption on supply chains and transportation networks used to deliver products to customers.

●     Centerra and our applicable subsidiaries throughout the year continue to meet the terms of our corporate credit facility to maintain compliance with the financial covenants contained therein.

●     No unplanned delays in, or interruption of, scheduled production from our mines, including due to climate/weather conditions, pandemics, political or civil unrest, natural phenomena, regulatory or political disputes, equipment breakdown or other developmental and operational risks.

●     Any sanctions imposed on Turkish entities do not have a negative effect on the costs or availability of inputs or equipment to the Öksüt Mine.

●     The pit walls at our operations remain stable.

●     The reserve and resource models at our operating sites reconcile as expected against production.

●     The Mount Milligan Mine mill (processing facility) continues to have access to sufficient water supplies to operate year-round at the intended capacity.

●     The Mount Milligan Mine tailings storage facility (“TSF”) continues to function as planned and any seepages from the TSF can be adequately managed, do not result in significant effects on the environment and do not result in significant regulatory or permitting challenges.

●     The Öksüt Mine’s local mining contractor, Çiftay İnşaat Taahhüt ve Ticaret A.Ş will continue to operate uninterrupted in accordance with its mining contract.

●     Grades and recoveries at our operating properties remain consistent with the 2022 production plan to achieve the forecast gold and copper production.

●     Mineral processing facilities at our operations operate as expected, including that there is no unplanned suspension of operations due to (among other things), mechanical or technical performance issues.

●     There are no changes to any existing agreements or relationships with potentially impacted Indigenous groups which would materially and adversely impact our operations, and no demands are received from such groups to enter into new agreements which would materially and adversely impact our operations.

●     There are no significant unfavourable changes to concentrate sales arrangements at Mount Milligan Mine and the roasting arrangements at the Langeloth facility.

●     There are no adverse changes or disturbances in the transportation and logistics involved in the sale of our gold doré bars and/or concentrate produced by our mine sites, or the molybdenum products from our Langeloth facility.

●     There are no adverse regulatory changes affecting any of our operations.

●     Exchange rates, prices of key consumables, costs of power, labour, material costs, supplies and services (including transport), water usage fees, and any other cost assumptions at all operations and projects of the Company are not significantly higher than prices assumed in planning.

●     Spot and realized prices for gold, copper and molybdenum will be as expected.

●     Tax rates, foreign currency exchange rates, and interest rates will be as expected.

●     Our non-sustaining (growth) capital, sustaining capital, decommissioning and reclamation estimates are accurate.

●     Our mineral reserve and resource estimates, and the assumptions upon which they are based, are accurate.

●     We are able to attract and retain qualified personnel necessary for the Company’s operations.

●     No labour related disruptions occur at any of our operations.

●     Our counterparties in any of our sales contracts for gold doré bars, copper/gold concentrate, or molybdenum products meet their contractual obligations to us.

●     Our internal control procedures continue to satisfy all applicable laws and regulations, including those required pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

Material Risks

The following is a list of risks that can affect our business.  This is not a complete list of the potential risks that the Company faces; there may be others that we are not aware of, or risks that we feel are not material today that could become material in the future.  These risks are described in greater detail in the Section of the AIF called “Risk Factors” starting on page 64.

Strategic, Legal and Planning Risks

Strategic, legal and planning risks include political risks associated with our operations in Turkey, United States and Canada; resource nationalism; reliance on cash flow from subsidiaries; the impact of changes in, or more aggressive enforcement of laws, regulations and government practices including with respect to the environment; impact of community activism on laws and regulations; increases in contributory demands or business interruption; delays or refusals to grant required permits and licenses; status of our relationships with local communities; Indigenous claims and consultation issues relating to the Company’s properties which are in proximity to Indigenous communities; the risks related to outstanding litigation affecting the Company; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Turkish individuals and entities; potential defects of title in the Company’s properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; conflicts of interest among our board members; risks related to anti-corruption legislation; Centerra’s future exploration and development activities not being successful; Centerra not being able to replace mineral reserves and resources; risks related to mineral reserves and resources being imprecise; production and cost estimates may be inaccurate; reputational risks, particularly in light of the increase in social media; inability to identify new opportunities and to grow the business; large fluctuations in our trading price that are beyond our control or ability to predict and mitigate; potential risks related to kidnapping or acts of terrorism; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates or its current or former employees; the presence of a significant shareholder that is a state-owned company of the Kyrgyz Republic; uncertainty around the likelihood of a resolution resulting from recent negotiations with representatives of the Kyrgyz Republic and Kyrgyzaltyn JSC (“Kyrgyzaltyn”); the uncertainty of potential outcomes in the arbitration process; the inability of the Company and its subsidiaries to collect on or enforce any favorable arbitral and/or court judgement awarded against the Kyrgyz Republic or Kyrgyzaltyn; and other actions which could be taken by the Company in response to the ongoing situation involving the Kumtor Mine.

Financial Risks

We are subject to risks related to our financial position and liquidity, including sensitivity of our business to the volatility of gold, copper and other mineral prices; the use of provisionally-priced sales contracts for production at Mount Milligan; reliance on a few key customers for the gold-copper concentrate at Mount Milligan; use of commodity derivatives; sensitivity to fuel price volatility; the impact of currency fluctuations, especially in Turkey given current inflationary economic conditions; global financial conditions; access to future financing, including the impact of environmental, social and corporate governance (“ESG”) practices and reporting on the Company’s ability to obtain future financing or accessing capital; the impact of restrictive covenants in our corporate credit facility which may, among other things, restrict the Company from pursuing certain business activities; the effect of market conditions on our short-term investments; our ability to make payments, including any payments of principal and interest on our debt facilities, which depends on the cash flow of our subsidiaries; ability to obtain adequate insurance coverage; and changes to taxation laws in the jurisdictions where we operate.

Operational Risks

Mining and metals processing involve significant production and operational risks.  Some of these risks are outside of our control or ability to predict and mitigate.  Risks include but are not limited to the following: unanticipated ground and water conditions; shortages of water for processing activities; adjacent or adverse land or mineral ownership that results in constraints on current or future mine operations; geological risks, including earthquakes and other natural disasters; metallurgical and other processing risks; unusual or unexpected mineralogy or rock formations; ground or slope failures; pit flooding; tailings design or operational issues, including dam breaches or failures; structural cave-ins, wall failures or rock-slides; flooding or fires; other climate related risks such as wildfires; equipment failures or performance problems; periodic interruptions due to inclement or hazardous weather conditions or operating conditions and other force majeure events; lower than expected ore grades or recovery rates; accidents; changes to, or delays in, transportation routes, including cessation or disruption in rail and shipping networks whether caused by decisions of third party providers or force majeure events (including COVID-19); interruption of energy supply; labour disturbances; the availability of drilling and related equipment in the area where mining operations will be conducted; the failure of equipment or processes to operate in accordance with specifications or expectations; tailings management facilities; exposure of workforce to widespread pandemic (including COVID-19); cyanide use; regulations regarding greenhouse gas emissions and climate change; development and construction costs being over budget; predicting decommissioning and reclamation costs; attracting and retaining qualified personnel; long lead times required for equipment and supplies given the remote location of some of our operating properties, and the potential that COVID-19 could disrupt such supply chains; reliance on a limited number of suppliers for certain consumables, equipment and components; and security of critical operating systems.

1.5     Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Disclosure regarding the Company’s mineral properties, including with respect to mineral reserve and mineral resource estimates included in this AIF, was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. Accordingly, information contained in this AIF is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

2.       ABOUT CENTERRA

We are a Canadian-based gold mining company focused on operating, developing, exploring, and acquiring gold properties in North America, Turkey, and other markets worldwide.

Our head office is in Toronto, Ontario (Canada). We also have offices in other locations such as in Prince George, British Columbia (Canada); Ankara, Turkey; Langeloth, Pennsylvania (USA); and Challis, Idaho (USA).

We have approximately 1,020 employees.

We are publicly listed on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU.

Centerra Gold Inc. 1 University Avenue Suite 1500 Toronto, Ontario Canada M5J 2P1 Telephone: 416-204-1953 Website: www.centerragold.com

2.1     Our Properties

The table below sets out our properties as of the date of this AIF. We have two producing properties: the Mount Milligan Mine in British Columbia, Canada and the Öksüt Mine in Turkey. We own a 100% interest in each of the following properties except for (i) the Endako Mine in which we own a 75% joint venture interest (the remaining 25% is held by Sojitz Moly Resources, Inc., a subsidiary of Sojitz Corporation) (the “Endako Mine Joint Venture”), and (ii) optioned interests in various exploration projects which we are still in the process of earning.

	Property Name	Location	Metal
Operating Mines	Mount Milligan (the “Mount Milligan Mine”)	Canada	Gold/Copper
	Öksüt (the “Öksüt Mine”)	Turkey	Gold
Pre-Development Projects	Goldfield District Project (the “Goldfield Project”)	United States	Gold
	Kemess (the “Kemess Project”)	Canada	Gold/Copper/Silver
Exploration Projects	Berg(1)	Canada	Copper/Molybdenum
	Kizilkaya and Sivritepe Properties (in various stages of exploration)	Turkey	Gold
	Various options to earn interest on projects owned by third parties.	Turkey, Canada, United States and Finland	Gold/Copper
Care and Maintenance/Stand-by Projects	Thompson Creek Mine (the “TC Mine”)	United States	Molybdenum
	Endako Mine (the “Endako Mine”)	Canada	Molybdenum

1.	Our Berg property is subject to an option agreement pursuant to which a third-party has the right to earn-in to a 70% interest in the property.

We also own 100% of the Langeloth Metallurgical Facility which is located in Langeloth, Pennsylvania and purchases molybdenum concentrates from third parties to convert to upgraded products, which are then sold into the metallurgical and chemical markets.

Prior to May 15, 2021, the Company also owned and operated the Kumtor Mine, located in the Kyrgyz Republic, through its wholly-owned subsidiary, Kumtor Gold Company CJSC (“KGC”). Although the Company remains the rightful owner of KGC, the illegal seizure of the Kumtor Mine and the continuing actions by the Kyrgyz Republic and Kyrgyzaltyn have resulted in the Company ceasing to have control over, and benefit from, the operations of the Kumtor Mine. Since the Company does not expect to reassume control over the Kumtor Mine, which is now classified as a discontinued operation in the Company’s financial statements, the Company has not included any technical or operational information regarding the Kumtor Mine in this AIF.  For historical information regarding the Kumtor Mine and its operation by the Company, please refer to the Company’s annual information form dated March 12, 2021 for the financial year ended December 31, 2020, which is filed on SEDAR at www.sedar.com.  See also “Recent Developments – Kumtor Mine”.

2.2     Inter-Corporate Relationships

Our principal subsidiaries, along with their jurisdiction of incorporation, continuation or organization, are set out below as at December 31, 2021.  Each of our principal subsidiaries are 100% owned, unless otherwise noted.

Centerra Gold Inc
(Canada)
"CGI"
Canadian Segment
Turkish Segment
Kyrgyz Segment
Centerra B.C. Holdings Inc.
(British Columbia)
"CBHI"
Centerra Gold Services Inc.
(Canada)
"CGS"
AuRico Metals Inc.
(Ontario)
"AMI"
Centerra Luxembourg Holdings S.ar.L
(Luxembourg)
Kumtor Gold Company
(Kyrgyz Republic)
"KGC"
Kumtor Operating Company.
(Kyrgyz Republic)
"KOC"
Thompson Creek Metals Company Inc.
(British Columbia)
"TC Inc"
Kemess Project
(British Columbia)
Centerra Exploration B.V.
(The Netherlands)
"CEBV"
Kumtor Mine
(Kyrgyz Republic)
Gold Mine
Thompson Creek Metal Company USA
(Colorado)
"TC USA"
75%
Endako Mines
(British Columbia)
Molybdenum Mine
Mount Milligan Mine (British Columbia)
Copper, Gold and Silver Mine
Oksut Madencilik Sanayi Ve Tkaret A.S.
(Turkey)
Oksut Mine
(Turkey)
Gold Mine
Langeloth Metallurgical Facility
(Pennsylvania)
Roasting Facility
Thompson Creek Mine
(Idaho)
Molybdenum Mine
Key:
Operating Property
Project
Care and Maintenance
Note, all ownership 100% unless otherwise indicated
As of 31/12/2021

1.

Centerra was incorporated under the Canada Business Corporations Act by articles of incorporation dated November 7, 2002 under the name 4122216 Canada Limited. Centerra changed its name on December 13, 2002 to Kumtor Mountain Holdings Corporation, and on December 5, 2003 to Centerra Gold Inc.

2.	Centerra owns an indirect 75% joint venture interest in the Endako Mine.

3.

Prior to May 15, 2021, the Company also had control over the operations of its wholly-owned Kyrgyz subsidiaries, KGC and Kumtor Operating Company CJSC. Although the Company remains the sole shareholder of these two entities, the illegal seizure of the Kumtor Mine and the continuing actions by the Kyrgyz Republic and Kyrgyzaltyn have resulted in the Company ceasing to have control over, and benefit from, the operations of the Kumtor Mine and the day-to-day operations of these subsidiaries.

4.

Other subsidiaries, including those through which we hold our interest in exploration properties (including those in which we are earning an optioned interest), have not been included in the above chart because (i) their respective assets represent less than 10% of the consolidated assets of Centerra, and less than 10% of the consolidated sales and operating revenue of Centerra; and (ii) the consolidated assets and revenues of such excluded subsidiaries are less than 20% of the consolidated assets and consolidated revenue of Centerra, respectively.  These subsidiaries are wholly owned, directly or indirectly, by Centerra.

2.3     Recent Developments

The following is a summary of key developments over the past three years that have influenced the general development of our business. For further information regarding the developments, see the applicable section of this document dealing with the applicable property.  As a result of the seizure of the Kumtor Mine and the continuing actions by the Kyrgyz Republic, effective as of August 10, 2021, the Company recognized a loss on the change of control and included the Kumtor Mine as a discontinued operation[1]. As such, information regarding the Kumtor Mine’s operations has not been set out in this AIF and any historical information in respect of the Kumtor Mine can be found in the Company’s prior disclosure available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Kumtor Mine

●

The Kyrgyz Parliamentary elections held in early October 2020 resulted in a period of political and social disruption in the Kyrgyz Republic, eventually leading to the cancellation of the Kyrgyz Parliamentary election results and the resignation of the then Kyrgyz Prime Minister and President. Presidential elections were held in the Kyrgyz Republic on January 10, 2021, with Mr. Sadyr Japarov being elected President.

●

Since the beginning of 2021, the Kyrgyz Republic and Kyrgyzaltyn took a number of coordinated actions that resulted in the illegal seizure of the Kumtor Mine by the Kyrgyz Republic and a loss of control of the mine by Centerra. In particular:

o

In February 2021, a State Commission was formed by the Kyrgyz Republic Parliament to, among other things, review the performance of the Kumtor Mine, including alleged tax and environmental claims discussed below, and to review the results of a previous Kyrgyz Republic State Commission established in 2012. For further information relating to the legal matters arising out of the 2012 State Commission, including in respect of the comprehensive settlement resolving all of the then outstanding issues relating to the Kumtor Mine, please refer to the Company’s annual information form dated March 12, 2021 for the financial year ended December 31, 2020, which is filed on SEDAR at www.sedar.com;

o

The Kyrgyz Government resurrected a number of historical tax claims and environmental claims relating to the Kumtor Mine, each of which was resolved years ago either through previous settlements or Kyrgyz court decisions. When the Company disclosed the tax claims in March 2021, the amounts claimed by the Kyrgyz Republic were estimated to be approximately $352 million, including taxes, interest and penalties. However, the Company understands that Kyrgyz officials may have subsequently increased the amounts claimed to over $1 billion. The Company denies these claims;

o

A Kyrgyz court rendered a decision awarding damages against KGC of approximately $3.1 billion payable to the Kyrgyz Republic in respect of alleged damages caused by KGC’s past practice of placing waste rock on glaciers. The Company denies these claims;

_________________________

[1]

For full details on the derecognition of the assets and liabilities of the Kumtor Mine, please refer to the Company’s press release on its website dated August 10, 2021 and its management’s discussion and analysis for the three and six months ended June 30, 2021, available on SEDAR at www.sedar.com and EDGAR at www.edgar.com.

o

During the spring of 2021, the Kyrgyz Republic Parliament began to consider a number of laws and legislative amendments that, among other things, would fundamentally alter and breach the 2009 restated Kumtor project agreements, including the 2009 Kyrgyz law that ratified the Kumtor Project Agreements. Such amendments would not only delete provisions that ensure the primacy of the Kumtor Project Agreements over other Kyrgyz legislation but also subject Kumtor to certain Kyrgyz laws of general application, including tax laws; and

o

The Kyrgyz Republic seized control of the Kumtor Mine on May 15, 2021 through a coordinated effort to take control of the Kumtor Mine site, KGC’s offices, personnel, computers and documents. The Kyrgyz Republic acted following a preliminary report of the 2021 State Commission which made a number of groundless claims against Centerra, KGC and the Kumtor Mine and under the purported authority of a new Temporary Management Law hastily passed by the Kyrgyz Republic Parliament only a few days prior to such seizure.

●

According to statements made by Kyrgyz Republic authorities during and after the events described above, the Company understands that the Kyrgyz Republic has opened a series of criminal investigations relating to the Kumtor Mine and, in particular, alleged corruption of previous agreements entered into between Centerra, its predecessor, and the Kyrgyz Government. The Company further understands that the Kyrgyz Republic has arrested or detained a significant number of former Kyrgyz politicians and government officials, including several former prime ministers, in connection with such investigations. More recently, there have been reports that the Kyrgyz Republic has reopened a series of criminal investigations in connection with the Kyrgyz Republic General Prosecutor Office’s attempt to unwind an ordinary course $200 million dividend declared and paid by KGC to its sole shareholder, Centerra, in December 2013. The Company also understands that the Kyrgyz Republic has opened a criminal investigation into alleged “cyber-sabotage” and violations of Kumtor Mine employee rights related to actions taken by Centerra to disable Kyrgyz users from accessing its IT systems around the time of the seizure of the Kumtor Mine. Such reports identify certain members of former Centerra and KGC management teams and state that those individuals were prosecuted in absentia and put on wanted lists by the State Committee for National Security of the Kyrgyz Republic. The use of the Kyrgyz criminal law and investigations as a pressure tactic in aid of economic or commercial goals is not new for the Kyrgyz Republic. The Company denies any such allegations, which should be viewed in the broader context, including the Kyrgyz Republic Government’s goal of seizing the Kumtor Mine and intimidating its political opponents.

●	Centerra, KGC and Kumtor Operating Company CJSC (“KOC”) have taken a number of measures in response to the Kyrgyz Republic’s unjustified and illegal seizure of the Kumtor Mine. In particular:

o

The Company has initiated binding arbitration against the Kyrgyz Republic and Kyrgyzaltyn to enforce its rights under longstanding agreements governing the Kumtor Mine and to, among other things, hold the Kyrgyz Republic and Kyrgyzaltyn accountable for any and all losses and damages that result from its actions against KGC and the Kumtor Mine. Following the resignation of the initial arbitrator on October 27, 2021, a new arbitrator was appointed to adjudicate the arbitration dispute. The Company also filed an application requesting urgent interim measures in connection with the arbitration proceedings to, among other things, address certain critical operational and safety problems at the Kumtor Mine to preserve the status quo at the Kumtor Mine and obtain some transparency and reporting as to the mine‘s activities;

o

In accordance with longstanding shareholder and investment agreements, the Company has taken steps to restrict Kyrgyzaltyn from transferring or encumbering any common shares of the Company (“Common Shares”) or exercising any voting rights or dissent rights attached to Centerra Common Shares. In addition, dividends or distributions on Centerra Common Shares that would otherwise be payable to Kyrgyzaltyn or its affiliates are waived and will be donated to the Company to the extent such dividends or distributions can be attributed reasonably to KGC (or the Kumtor Mine‘s assets or operations) or distributions from KGC;

o

KGC and KOC filed for protection under Chapter 11 of the federal U.S. Bankruptcy Code in the Southern District of New York. The court-supervised process provides for, among other things, a worldwide automatic stay of all claims against KGC and KOC which the Company hopes will deter the Kyrgyz Republic from taking further precipitous action against KGC and the Kumtor Mine, including actions to enforce the meritless environmental and tax claims noted above; and

o

The Company initiated proceedings in the Ontario Superior Court of Justice against Tengiz Bolturuk, a former director of the Company who resigned from the Company‘s board of directors (the “Board”) to assume control of the Kumtor Mine on behalf of the Kyrgyz Republic as external manager, for breaches of his fiduciary duties to the Company (see further information below).

No assurances can be given that Centerra will be successful in any of the foregoing legal proceedings. There also remains the further risk that additional regulatory, tax, or civil claims will be commenced against the Company and/or its Kyrgyz subsidiaries.

●

Since late 2021, the Company has been engaged in discussions and negotiations with representatives of the Government of the Kyrgyz Republic to resolve the outstanding disputes relating to the illegal seizure of control of the Kumtor Mine by the Government of the Kyrgyz Republic in May 2021. On January 3, 2022, and subsequent to the year ended December 31, 2021, Centerra publicly confirmed such negotiations and stated the framework of a resolution under discussion could involve the following principal terms:

o

Centerra receiving the approximately 26.1% in Centerra Common Shares held by Kyrgyzaltyn (an instrumentality of the Kyrgyz Republic). Upon receipt, Centerra would cancel the shares surrendered by Kyrgyzaltyn;

o	the Kyrgyz Republic receiving, and assuming all responsibility for, the Company’s two Kyrgyz subsidiaries and the Kumtor Mine;

o

payment by Centerra of a cash amount equal to the net amount of the three dividends paid by Centerra in 2021 that Kyrgyzaltyn did not receive as a result of the seizure of the mine and certain other financial consideration associated with the settlement of intercompany balances between Centerra and its Kyrgyz subsidiaries;

o	the resignation from Centerra’s Board of Kyrgyzaltyn’s two nominees; and

o	full and final releases of all claims of the parties and termination of all legal proceedings involving the parties in all jurisdictions with no admissions of liability.

Negotiations with representatives of the Government of the Kyrgyz Republic are ongoing, and there can be no assurance that any proposed resolution will be consummated or as to the final economic and other terms and conditions of any such resolution, if agreed. Any such resolution would need to be formalized in a definitive agreement and would be subject to compliance with all applicable legal and regulatory requirements and approvals, including any applicable independent valuation or shareholder or government approval requirements.

●

On February 15, 2022, the Ontario Superior Court of Justice rendered a decision in the Company’s favour in its application for an order restraining Tengiz Bolturuk from breaching of his fiduciary duties as a former director of the Company. The Ontario Superior Court of Justice issued an injunction, permanently enjoining Mr. Bolturuk from disclosing or using any of the Company’s confidential information and restraining him from having any involvement, directly or indirectly, with the management, operation or control of the Kumtor Mine so long as Centerra has or asserts an interest in KGC or the Kumtor Mine, as well as awarding costs to the Company. As previously noted, Mr. Bolturuk resigned from the Company’s Board in May 2021 to assume control of the Kumtor Mine on behalf of the Kyrgyz Republic as external manager. No assurances can be given that any injunctions ordered are respected, or that any costs awards granted in connection with any resolved proceedings will be paid.

Mount Milligan Mine

●

Starting in late December 2017, the Mount Milligan Mine experienced insufficient water resources which resulted in a reduction and temporary suspension of processing operations. The reduction in processing continued until the second quarter of 2020 when water levels increased significantly following a successful water pumping plan and a robust spring runoff.

●	A new technical report for the Mount Milligan Mine was filed on March 26, 2020 with an effective date of December 31, 2019.

●

In early 2020, Thompson Creek Metals Company Inc., the owner of the Mount Milligan Mine, received a notice of civil claim from H.R.S. Resources Corp. (“HRS”), the holder of a 2% production royalty at the Mount Milligan Mine.  HRS claims that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the production royalty agreement and has therefore underpaid amounts owing to HRS.  The Company disputes the claim and believes it has calculated the royalty payments in accordance with the agreement.  The Company believes that the potential exposure in relation to this claim is not material.

●

In January 2022, after significant discussions and consultation with British Columbia regulators, First Nations partners and other stakeholders, the Company obtained an amendment to the Mount Milligan Mine’s environmental assessment certificate which will allow access to long-term surface water sources for the life of the project, subject to the receipt of ordinary course permits.

Öksüt Mine

●	On January 30, 2020, our Turkish subsidiary that owns the Öksüt Mine repaid and cancelled its Öksüt Project financing facility, which resulted in the release of $25 million in restricted cash.

●	The Öksüt Mine achieved first gold pour on January 31, 2020 and declared commercial production effective on May 31, 2020.

●

Except during a two-week period in April 2020 when Öksüt Mine operated with a skeleton staff due to COVID-19 restrictions, COVID-19 has not materially affected operations at the Öksüt Mine and operations have continued normally. The Öksüt Mine is maintaining active measures to prevent a COVID-19 outbreak at site.

●

During the third quarter of 2020, the Öksüt Mine obtained an amendment to its environmental impact assessment (“EIA”) certificate from the Minister of Environment and Urbanization. The amendment is to accommodate changes to the Öksüt Mine’s open pit mine design and pit optimization.  Due to the delay in receiving the amendment from the EIA and further potential delays in obtaining the related pastureland permit, the Öksüt mine plan and design has been adjusted and required permits are anticipated to be received in 2022.

●	On March 18, 2022, the Company announced a temporary suspension of gold doré bar production at the Öksüt Mine due to mercury having been detected in the gold room of the ADR plant. The Company has taken several initial actions in response, including cleaning mercury from affected areas, taking steps to mitigate and prevent exposure, implementing the necessary safety protocols and protective equipment, and is in the process of taking the necessary regulatory reporting steps. The Company is also evaluating several potential technical solutions to remove the mercury in the gold recovery process, including a retort and scrubbing system in the ADR plant prior to the restart of production. Despite the temporary suspension, the Öksüt Mine continues to mine ore, stack ore on the leach pad, and process ore within the ADR plant into a gold-in-carbon form, which will be stockpiled until the restart of the electrowinning process.

Greenstone Gold Property

●

On January 19, 2021, the Company completed the sale of its 50% interest in the Greenstone Gold Mines Partnership (the “Partnership”) to the Orion Mine Finance Group (“Orion”) for an upfront cash payment on closing of approximately $210 million (including adjustments) and conditional consideration of up to approximately $75 million (assuming $1,500 gold price) payable in cash or refined gold upon the Partnership’s Hardrock Mine Project meeting certain construction and production milestones. As a result of the construction decision for the project, the first of such contingent payments will be due at the end of 2023. The obligations of Orion regarding payment of the conditional consideration have been guaranteed by the Partnership and secured against the Hardrock Mine Project.

Corporate

●

Effective as of December 31, 2020, we entered into a new $400 million four-year revolving credit facility plus a $200 million accordion feature with a lending syndicate led by The Bank of Nova Scotia, National Bank Financial Markets and HSBC Canada Bank and including a syndicate of international financial institutions (the “2020 Corporate Facility”). The 2020 Corporate Facility is for general corporate purposes, including working capital, investments, acquisitions and capital expenditures. The loss of control of the Kumtor Mine in 2021 has resulted in the inability for the Company to utilize the $200 million accordion feature of the 2020 Corporate Facility.

●	On April 12, 2021, we announced that the Company had received approval to list its Common Shares on the New York Stock Exchange with trading to commence on April, 15, 2021 under the symbol CGAU.

●

On February 22, 2022, Centerra announced that it had entered into an agreement to acquire Gemfield Resources LLC, owner of the Goldfield Project, from Waterton Nevada Splitter, LLC for total consideration comprised of $175 million in cash at closing and a $31.5 million deferred milestone payment. At the option of Centerra, the deferred milestone payment is payable in cash or Common Shares of the Company and becomes payable the earlier of 18 months following the closing of the transaction or the date a construction decision is confirmed with respect to the project, among other things. The Company announced the closing of its acquisition of the Goldfield Project on February 28, 2022.

COVID-19 Update

We continue to take steps to minimize the effect of the COVID-19 pandemic on our business. The Company has established strict protocols at its mine sites to help prevent infection and reduce the potential transmission of COVID-19. A testing facility, funded by the Company, has been recently established at the Mount Milligan Mine to perform rapid testing of all employees, contractors, and other visitors to the site. Vaccination clinics have been set up for employees and contractors at the Mount Milligan Mine and the Öksüt Mine. The Company believes that these programs, in combination with a robust provincial program in British Columbia in particular, has resulted in a large percentage of employees being inoculated. While COVID-19 vaccination rates continue to rise in the communities and countries in which the Company operates its mine sites and offices, the Company continues to maintain its COVID-19 protocols.

Neither the Mount Milligan Mine nor the Öksüt Mine have been adversely impacted by COVID-19 in any significant way as employee absences due to COVID-19, or any other illnesses, have so far been successfully managed. However, the Company notes that the effects of COVID-19 on its business continue to change rapidly. Centerra continues to assess the resiliency of its supply chains, maintaining increased mine site inventories of key materials and fixed asset components. Additionally, the Company is pursuing an active sourcing strategy to identify potential alternatives for its critical supplies that can be purchased in alternative countries to reduce the risk of extended lead-times while trying to maintain an optimal cost structure. All measures enacted to date reflect the Company’s best assessment at this time but will remain flexible and will be revised as necessary or advisable and/or as recommended by public health and governmental authorities.

2.4     Other Disclosure Relating to Ontario Securities Commission Requirements for Companies Operating in Emerging Markets

Controls Relating to Corporate Structure Risk

We have implemented a system of corporate governance, internal controls over financial reporting, and disclosure controls and procedures that apply at all levels of the Company and its subsidiaries. These systems are overseen by the Company’s Board and implemented by the Company’s senior management. The relevant features of these systems include:

Control Over Subsidiaries

Centerra’s corporate structure has been designed to ensure that the Company controls or has a measure of direct oversight over the operations of its subsidiaries. All of our subsidiaries are directly or indirectly wholly-owned by the Company with the exception of shareholdings in other publicly traded and privately held companies which represent less than 10% of the consolidated assets of Centerra, and less than 10% of the consolidated sales and operating revenue of Centerra.

The directors of Centerra’s wholly-owned subsidiaries are ultimately accountable to Centerra as the shareholder appointing him or her, and to Centerra’s Board and senior management. As well, the annual budget, capital investment and exploration program in respect of the Company’s mineral properties are established by the Company and approved by the Board.  Members of management of all subsidiaries are also subject to written delegation of financial authority rules (adopted by the board of directors of each subsidiary) which limit their ability to bind such company.  Our internal audit group also regularly conducts examinations of Centerra’s operating sites and subsidiaries and reports directly to the Audit Committee on compliance with various matters.

We have a 75% interest in the Endako Mine Joint Venture which was formed on June 12, 1997 pursuant to the terms of the Exploration, Development and Mine Operating Agreement between Thompson Creek Metals Company Inc. (“Thompson Creek”) and Sojitz Moly Resources, Inc. (“Sojitz”), as amended (the “Endako Mine Joint Venture Agreement”).  Sojitz owns the remaining 25% interest in the Endako Mine Joint Venture.  Our 75% interest in the contractual joint venture is held through our wholly owned subsidiary, Thompson Creek.  We appoint all officers and directors of Thompson Creek.  We are the manager of the Endako Mine Joint Venture with overall management responsibility for operations. As manager, we prepare annual budgets and production plans and submit them to Sojitz for approval.  Oversight is provided by a joint venture committee whose members are appointed by Thompson Creek and Sojitz.

Signing officers for subsidiary foreign bank accounts (of our wholly owned subsidiaries) are either employees of Centerra or directors of the subsidiaries. In accordance with the Company’s internal policies, all subsidiaries must notify the Company’s corporate treasury department of any changes in their local bank accounts including requests for changes to authority over the subsidiaries’ foreign bank accounts. Monetary limits are established internally by the Company as well as with the respective banking institution. Annually, authorizations over bank accounts are reviewed and revised as necessary. Changes are communicated to the banking institution by the Company and the applicable subsidiary to ensure appropriate individuals are identified as having authority over the bank accounts.

Strategic Direction

Centerra’s Board is responsible for the overall stewardship of the Company and, as such, supervises the management of the business and affairs of the Company. More specifically, the Board is responsible for reviewing the strategic business plans and corporate objectives, and approving acquisitions, dispositions, investments, capital expenditures, financings. and other transactions and matters that are material to the Company including those of its material subsidiaries.

Internal Control Over Financial Reporting

The Company prepares its consolidated financial statements and managements’ discussion and analysis (“MD&A”) on a quarterly and annual basis, using IFRS as issued by the International Accounting Standards Board, which require financial information and disclosures from its subsidiaries. The Company implements internal controls over the preparation of its financial statements and other financial disclosures to provide reasonable assurance that its financial reporting is reliable and that the quarterly and annual financial statements and MD&A are being prepared in accordance with IFRS and relevant securities laws. These internal controls include the following:

i.

The Company has established a monthly and quarterly reporting package relating to its subsidiaries that standardizes the information required from the subsidiaries in order to complete the consolidated financial statements and MD&A. Management of the Company has direct access to relevant financial management of its subsidiaries in order to verify and clarify all information required.

ii.

All public documents and statements relating to the Company and its subsidiaries containing material information (including financial information) are reviewed by members of the in-house legal department and our internal disclosure committee comprised of the President & Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), Chief Operating Officer and General Counsel and Director, Investor Relations before such material information is disclosed, to make sure that all material information has been considered by management of the Company and properly disclosed.  Where appropriate, the disclosure committee will also convene a subset of other employees to ensure that our public documents and statements do not contain any misrepresentations, as such term is defined in applicable Canadian securities laws.

iii.

As more fully described below, the Company’s Audit Committee obtains confirmation from the CEO and CFO as to the matters addressed in the quarterly and annual certifications required under National Instrument 52-109 – Certification of Disclosure in the Company’s Annual and Interim Filings (“NI 52-109”), including its review of internal controls over financial reporting and disclosure controls and procedures.

iv.

The Company’s Audit Committee reviews and approves the Company’s quarterly and annual financial statements and MD&A and recommends their approval to the Board for approval prior to their publication or release.

v.

The Company’s Audit Committee assesses and evaluates the adequacy of the procedures in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements by way of reports from management and its internal and external auditors.

vi.

Although not specifically a management control, the Company engages its external auditor to perform reviews of the Company’s quarterly financial statements and an audit of the annual consolidated financial statements in accordance with Canadian generally accepted auditing standards.

Disclosure Controls and Procedures

The Company’s Audit Committee’s responsibilities include oversight of the Company’s internal control systems and disclosure controls and procedures including those systems to monitor compliance with legal, ethical and regulatory requirements.

CEO and CFO Certifications

In order for the Company’s President & CEO and CFO to be in a position to attest to the matters addressed in the quarterly and annual certifications required by NI 52-109, the Company has developed internal procedures and responsibilities throughout the organization for its regular periodic and timely reporting.  These processes are designed to provide assurances that information that may constitute material information will reach the appropriate individuals who draft and/or review public documents and statements relating to the Company.  Annually, we engage an external accounting firm to carry out a review of our internal controls over financial reporting.

These systems of corporate governance, internal control over financial reporting and disclosure controls and procedures are designed to ensure that, among other things, the Company has access to all material information about its subsidiaries.

Procedures of the Board of Directors of the Company

Oversight of the Company’s Risks

We have implemented an enterprise risk management program which applies to all of our operations, projects and corporate offices with a goal to ensure risk-informed decision making.  The program is based on leading international risk management standards and industry best practice.  It employs both a “bottom-up” and “top-down” approach to identify and address risks from all sources that threaten the achievement of our strategic and business objectives or provide opportunities to exploit. The risk management program at Centerra considers the full life of mine cycle from exploration through to closure.  All aspects of the operation and our stakeholders are considered when identifying risks. As such, our risk program encompasses a broad range of risks including technical, financial, commercial, social, reputational, environmental, governance, health and safety, political and human resources related risks. Our executive team meets regularly with our Vice President, Risk and Insurance to review the risks facing the organization and each site and to review mitigation actions.  The Risk Committee of the Board has oversight responsibilities for the policies, processes and systems for the identification, assessment and management of the Company’s principal strategic, financial, and operational risks.  The members of the Risk Committee endeavour to include at least one member from each of the other standing committees of the Board, and the majority of members must be independent of the Company.

Fund Transfers from the Company’s Subsidiaries to Centerra

Funds are transferred by the Company’s subsidiaries to the Company by way of wire transfer for a variety of purposes, including chargeback of costs undertaken on behalf of the subsidiaries via intercompany invoices by the Company; repayment of loans related to project funding; and dividend declaration/payment by the subsidiaries. The method of transfer is dependent on the funding arrangement established between the Company and the subsidiary. In some cases, loan agreements are established with corresponding terms and conditions. In other cases, dividends are declared and paid based on the profitability and available liquidity of the applicable subsidiary.

Records Management of the Company’s Subsidiaries

The original minute books, corporate seal and corporate records of each of the Company’s subsidiaries are kept at each subsidiary’s respective registered office.  All material documents are available in the local language of the subsidiary and in English.

Approval of Related Party Transactions

The Board has established a Special Committee comprised entirely of independent directors, Bruce Walter (Chair), Richard Connor, Jacques Perron, Sheryl Pressler, Paul Wright and Susan Yurkovich to, among other things, oversee, review, evaluate and consider transactions and matters involving the Government of the Kyrgyz Republic and Kyrgyzaltyn, Centerra’s largest shareholder and a corporation wholly-owned by the Government of the Kyrgyz Republic, and any other matters affecting the Kumtor Mine.

2.5     Centerra’s Business

We are a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Turkey, and other markets worldwide.

We have two operating properties: the Mount Milligan Mine in British Columbia, Canada and the Öksüt Mine in Turkey.  The Öksüt Mine achieved its first gold pour in January 2020 and declared commercial production as of May 31, 2020.  We also have pre-development projects in British Columbia, Canada (the Kemess Project) and Nevada, United States (the Goldfield Project).

For more information

You can find more information about Centerra on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

See our 2021 financial statements and MD&A for additional financial information.

See our most recent management information circular for additional information, including how our directors and officers are compensated and any loans to them, principal holders of our securities, and securities authorized for issuance under our equity compensation plans.

We also own a molybdenum business, which includes our Thompson Creek Mine (“TC Mine”) in Idaho, United States, and the Endako Mine (we own a 75% interest) in British Columbia, Canada.  Both the TC Mine and the Endako Mine are currently on care and maintenance.  We also operate the Langeloth Metallurgical Processing Facility in Pennsylvania, United States.

We have exploration interests in Canada, the United States and Turkey, which are owned (directly or indirectly) by Centerra, and properties in Canada, Finland, Turkey and the United States in which we are earning interests pursuant to option agreements with the respective property owners.

Prior to May 15, 2021, the Company also owned and operated the Kumtor Mine, located in the Kyrgyz Republic, through its wholly-owned subsidiary, KGC. Although the Company remains the rightful owner of KGC, the illegal seizure of the Kumtor Mine and the continuing actions by the Kyrgyz Republic and Kyrgyzaltyn have resulted in the Company ceasing to have control over, and benefit from, the operations of the Kumtor Mine. See “Recent Developments – Kumtor Mine”.

Business Objectives

Our vision statement is to build a team-based culture of excellence that responsibly delivers sustainable value and growth.

Centerra’s objective is to meaningfully grow its low-cost operating portfolio, while building a great place to work, with care and consideration for the environment and the communities in which the Company operates. Centerra aims to achieve this overall strategy through the following strategic imperatives:

●	Creating a great place to work by attracting, retaining, and developing diverse skilled talent to create a collaborative and inclusive environment.

●

Improving the Company’s ESG performance by maintaining and enhancing value for all of Centerra’s stakeholders by embedding ESG principles across the enterprise throughout the mine life cycle and by delivering on the Company’s targets.

●	Driving growth by identifying, critically evaluating, and executing targeted growth opportunities to ensure the organization is best positioned for sustainable growth and value-creation.

●	Optimizing existing assets by leveraging the Company’s existing operations with consistent performance, focusing on activities that generate the most value.

Business Operations

Our principal business operations of gold/copper production span the six major stages of the mining cycle, from early-stage exploration to mine closure and reclamation.

Exploration

Our exploration programs are focused on increasing our mineral reserves and resources.  These programs include: drilling at, or in, the immediate vicinity of our operating mine(s) to replace mined mineral reserves; drilling programs on advanced stage projects where mineralization has been identified; and grassroots exploration on projects where gold and/or copper mineralization has not been identified.  Our exploration and business development teams actively pursue new project opportunities worldwide.

Development and Construction

If our exploration programs are successful in identifying a mineral resource, the prospects for economic extraction of the resource will be analyzed through a series of technical studies.  These may include metallurgical studies, scoping studies, environmental studies, mine and processing design, preliminary assessment studies, pre-feasibility studies and feasibility studies.  Pre-feasibility and feasibility studies may be undertaken concurrently with permitting for the project.  Once feasibility and permitting are concluded, project financing may be arranged followed by detailed engineering and construction of the mine site and processing facilities.

Mining

Ore and waste rock are removed from deposits by open pit or underground methods – our two operating mines currently use only an open pit method.  The ore is then transported to a processing facility/mill to extract gold and/or copper (depending on the mine).  The waste rock is placed on an engineered waste rock dump for subsequent rehabilitation or used in the construction of the tailings management facility.

Processing

Mined ore is processed using different methods depending on its characteristics. This may include heap leaching, crushing, milling, flotation, roasting, and CIL or CIP methods for gold and copper extraction.  After having extracted the gold and/or copper, the remaining processed waste materials are placed in a tailings facility (except in the case of heap leach processing).

Refining and Gold Sales

At our Öksüt Mine, recovered gold is processed at our ADR plant (processing facility) into doré bars which are then delivered to a refinery for further refining to market delivery standards. The Central Bank of Turkey has a right of first refusal to purchase the gold. The sales price is fixed based on the spot price of gold. If the gold is not purchased by the central bank it is sold at the spot price on the Borsa Istanbul.

At our Mount Milligan Mine, we produce a copper/gold concentrate which is sold to third parties including smelters and traders for further refining.

Closure and Reclamation

As a responsible mining company, we plan how we are going to reclaim the areas we mine before we start construction.  In some cases, we reclaim at the same time as we extract to expedite the process.  In other cases, it is not possible to reclaim during the extraction process and therefore, efforts are deferred until after mining is completed. After mining has permanently ceased, we reclaim or continue to reclaim (as applicable) and monitor the land.  We also regularly update our final closure plans to reflect any changes in operations.  Our high standards for reclamation comply with both local and international standards.

Marketing and Distribution

Our principal products are gold, copper, and to a lesser extent, molybdenum and ferromolybdenum products.  Our Öksüt Mine produces gold doré bars.  Our Mount Milligan Mine produces a copper-gold concentrate, and our Langeloth Metallurgical Processing Facility provides tolling roasting services for customers and purchases molybdenum concentrates from third parties to convert to upgraded products, which are then sold into the metallurgical and chemical markets.

Gold Industry

The two principal uses of gold are bullion investment and product fabrication.  A broad range of end uses is included within the fabrication category, the most significant of which is the production of jewelry.  Other fabrication uses include official coins, electronics, miscellaneous industrial and decorative uses, medals, and medallions.

Copper Industry

Copper is an excellent conductor of electricity and heat and these properties result in the principal applications for copper consumption. Refined copper is used in the generation and transmission of electricity as well as industrial machinery and consumer products that have electrical and electronic applications.

Gold Doré Produced at Öksüt Mine

All gold doré produced at the Öksüt Mine is processed at refining facilities within Turkey. Under Turkish legislation, the Central Bank of the Republic of Turkey has a first right to purchase gold produced by mining operations in Turkey. The sales price is fixed based on the gold spot price.  If the gold doré is not purchased by the Central Bank of the Republic of Turkey, it is sold on the Borsa Istanbul (stock exchange) at spot prices.

Copper/Gold Concentrate Produced at Mount Milligan Mine

Concentrate Sales

Copper/gold concentrate produced by the Mount Milligan Mine in Canada is sold to various smelters and off-take purchasers.  We are currently party to three multi-year concentrate sales agreements for the sale of copper/gold concentrate produced at the Mount Milligan Mine. Pursuant to these agreements, we have agreed to sell an aggregate of approximately 120,000 tonnes in each of 2022 and 2023, 80,000 tonnes in 2024 and 60,000 tonnes in each of 2025, 2026 and 2027.

Pricing under these concentrate sales agreements is determined by reference to specified published reference prices during the applicable quotation periods. Payment for the concentrate is based on the price for the agreed copper and gold content of the parcels delivered, less smelting and refining charges and certain other deductions, if applicable. The copper smelting and refining charges are negotiated in good faith and agreed by the parties for each contract year based on terms generally acknowledged as industry benchmark terms. The gold refining charges are as specified in the agreements.

We intend to either extend our current multi-year agreements as the terms expire, or we may enter into additional multi-year sales agreements. To the extent that production is expected to exceed the volume committed under these agreements, we will sell the additional volume under short-term contracts or on a spot basis.

Mount Milligan Streaming Arrangement

We are subject to a streaming arrangement with RGLD Gold AG and Royal Gold Inc. (collectively, “Royal Gold”) pursuant to which Royal Gold is entitled to receive 35% of the gold produced and 18.75% of the copper production at our Mount Milligan Mine in exchange for $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered (the “Mount Milligan Streaming Arrangement”).  The Mount Milligan Streaming Arrangement was first put in place in 2010 and was subsequently amended, including in connection with Centerra’s acquisition of Thompson Creek in October 2016.  The streaming arrangement, as amended, required Royal Gold to make upfront payments totaling $781.5 million from 2010 to 2013 to Thompson Creek for the rights to receive future gold production.  The arrangement was renegotiated by Centerra in conjunction with its acquisition of Thompson Creek.  To satisfy our obligations under the Mount Milligan Streaming Arrangement, in connection with copper and gold concentrate sale from the Mount Milligan Mine, we purchase gold and copper in the market for delivery to Royal Gold based on a portion of the gold ounces and pounds of copper sold.

Molybdenum Industry

Our principal molybdenum products are molybdic oxide (also known as roasted molybdenum concentrate) and ferromolybdenum. Other products we produce include high soluble technical oxide, pure molybdenum trioxide and high purity molybdenum disulfide.

Molybdenum is an industrial metal principally used for metallurgical applications as a ferro-alloy in steels where high strength, temperature-resistant or corrosion-resistant properties are sought. The addition of molybdenum enhances the strength, toughness and wear and corrosion-resistance in steels when added as an alloy. Molybdenum is used in major industries including chemical and petro-chemical processing, oil and gas for drilling and pipelines, power generation, automotive and aerospace. Molybdenum is also widely used in non-metallurgical applications such as petroleum refining catalysts, lubricants, flame-retardants in plastics, water treatment and as a pigment.

2021 and 2020 Production and Revenue

	2021	2020
Total (1)
Gold sold (oz)	314,757	259,603
Payable copper sold (‘000 lbs.)	78,017	80,477
Revenue ($ millions)	900.1	721.3
Mount Milligan Mine (2)
Payable Gold Sold (oz)	203,103	154,100
Payable Copper Sold (‘000 lbs.)	78,017	80,477
Gold Sales ($ millions)	267.9	205.0
Copper Sales ($ millions)	227.7	178.6
Öksüt Mine – Gold(3)
Gold sold (oz)	111,654	105,503
Gold Sales ($ millions)	199.4	186.5
Langeloth – Molybdenum
Molybdenum sold (‘000 lbs.)	11,461	13,667
Molybdenum Sales ($ millions)	184.5	132.3

1.	Excludes results from the Kumtor Mine which is presented as a discontinued operation in both 2021 and 2020 due to the to the loss of control on May 15, 2021.
2.

Mount Milligan sales are presented on a 100% basis. Under the Mount Milligan Streaming Arrangement, Royal Gold is entitled to 35% of payable gold ounces and 18.75% of payable copper. Royal Gold pays $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered.

3.	Reflects full year production for 2020, which includes figures before commercial production.

Our revenues from the sale of our products are dependent on the world market price of gold, copper and molybdenum. World market prices for our products have fluctuated historically and are affected by numerous factors beyond our control. See the sections of this AIF entitled “Historic Metal Prices” and “Risk Factors” for additional information.

Competitive Conditions

The mining industry is intensely competitive, particularly in the acquisition of mineral reserves and resources. In comparison with diversified mining companies, our competitive position is subject to unique competitive advantages and disadvantages related to the price of gold and copper.

Mineral Reserves and Resources

Our mineral reserves and resources are fundamental to the Company and serve as the foundation for our future production and project development.

We have interests in a number of properties.  The tables in this section show our estimates of the proven and probable reserves, measured and indicated resources and inferred resources at those properties.

We estimate and disclose mineral reserves and resources in five categories, using the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, and in accordance with NI 43-101.  You can find out more about these categories at www.cim.org.  See the “Glossary of Geological and Mining Terms” for complete definitions of mineral reserves and mineral resources.

For a further discussion of the key assumptions, methodologies and parameters used in the estimation of mineral reserves and mineral resources, see the section of this AIF entitled “Centerra’s Properties”.

About Mineral Resources

Mineral resources are not mineral reserves and do not have demonstrated economic viability, but do have reasonable prospect for economic extraction.  They fall into three categories: measured, indicated, and inferred.  Our reported mineral resources do not include mineral reserves.  Measured and indicated mineral resources are sufficiently well-defined to allow geological and grade continuity to be reasonably assumed, and permit the application of technical and economic parameters in assessing the economic viability of the mineral resource. Inferred mineral resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred mineral resources are too speculative geologically to have economic considerations applied to them. There is no certainty that mineral resources of any category will be upgraded to mineral reserves.

Important Information About Mineral Reserve and Resource Estimates

Although we have carefully prepared and verified the mineral reserve and resource figures in this AIF, the figures are estimates based in part on forward-looking information.

Estimates are based on our knowledge, mining experience, analysis of drilling results, the quality of available data and management’s best judgment.  They are, however, imprecise by nature, may change over time, and include many variables and assumptions including geological interpretation, commodity prices and currency exchange rates, recovery rates, and operating and capital costs.

There is no assurance that the indicated levels of metal will be produced, and we may have to re-estimate our mineral reserves based on actual production experience.  Changes in the metal price, production costs or recovery rates could make it unprofitable for us to operate or develop a particular site or sites for a period of time.  See the sections of this AIF entitled “Forward-looking Information” and “Risk Factors”.

Table 1

Centerra Gold –Inc. - 2021 Year-End Mineral Reserve and

Mineral Resource Summary – Gold (1)(5)

(as of December 31, 2021) (see additional footnotes on page 25)

Proven and Probable Gold Mineral Reserves
	Proven			Probable			Total Proven and Probable
Property	Tonnes (kt)	Grade (g/t)	Contained Gold (koz)	Tonnes (kt)	Grade (g/t)	Contained Gold (koz)	Tonnes (kt)	Grade (g/t)	Contained Gold (koz)
Mount Milligan (4)	107,444	0.39	1,342	42,532	0.36	496	149,975	0.38	1,838
Öksüt	494	1.23	20	30,034	1.16	1,123	30,528	1.16	1,143
Kemess Underground	-	-	-	107,381	0.50	1,868	107,381	0.50	1,868
Total	107,938	0.39	1,362	179,946	0.60	3,487	287,884	0.52	4,849

Measured and Indicated Gold Mineral Resources (2)
	Measured			Indicated			Total Measured and Indicated
Property	Tonnes (kt)	Grade (g/t)	Contained Gold (koz)	Tonnes (kt)	Grade (g/t)	Contained Gold (koz)	Tonnes (kt)	Grade (g/t)	Contained Gold (koz)
Mount Milligan (4)	134,531	0.31	1,331	149,426	0.30	1,428	283,957	0.31	2,759
Öksüt	17,720	0.50	283	-	-	-	17,720	0.50	283
Kemess Underground	-	-	-	173,719	0.31	1,737	173,719	0.31	1,737
Kemess East	-	-	-	177,500	0.40	2,305	177,500	0.40	2,305
Total	152,251	0.33	1,614	500,645	0.34	5,470	652,896	0.34	7,084

Inferred Gold Mineral Resources (2)( (3)
Property	Tonnes (kt)	Grade (g/t)	Contained Gold (koz)
Mount Milligan (4)	17,232	0.37	203
Öksüt	1,215	0.44	17
Kemess Underground	47,700	0.34	529
Kemess East	29,300	0.30	283
Total	95,447	0.34	1,032

1.	Centerra’s equity interests as of the date of annual information form are as follows: Mount Milligan 100%, Öksüt 100%, Kemess Underground and Kemess East 100%.
2.	Mineral resources are in addition to mineral reserves. Mineral resources do not have demonstrated economic viability.
3.

Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically.  It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher category.

4.

Production at the Mount Milligan Mine is subject to the Mount Milligan Streaming Arrangement, which entitles Royal Gold to 35% of gold sales from the Mount Milligan Mine.  Under the Mount Milligan Streaming Arrangement, Royal Gold will pay $435 per ounce of gold delivered.  Mineral reserves for the Mount Milligan property are presented on a 100% basis.

5.	Numbers may not add up due to rounding.

Table 2

Centerra Gold Inc. - 2021 Year-End Mineral Reserve and

Mineral Resource Summary - Other Metals (1) (6)

(as of December 31, 2021) (see additional footnotes on page 25)

Property	Tonnes (kt)	Copper Grade (%)	Contained Copper (Mlbs)	Molybdenum Grade (%)	Contained Molybdenum (Mlbs)	Silver Grade (g/t)	Contained Silver (koz)
Proven Mineral Reserves
Mount Milligan (4)	107,444	0.23	534	-	-	-	-
Probable Mineral Reserves
Mount Milligan (4)	42,531	0.21	201	-	-	-	-
Kemess Underground	107,381	0.27	630	-	-	1.99	6,878

Total Proven and Probable Mineral Reserves
Mount Milligan (4)	149,975	0.22	736	-	-	-	-
Kemess Underground	107,381	0.27	630	-	-	1.99	6,878
Total Copper and Silver	257,356	0.24	1,366	-	-	0.77	6,878

Measured Mineral Resources (2)
Mount Milligan (4)	134,531	0.16	479	-	-	-	-
Berg (5)	176,384	0.36	1,391	0.03	132	3.02	17,152
Kemess Underground	-	-	-	-	-	-	-
Kemess East	-	-	-	-	-	-	-
Thompson Creek	57,645	-	-	0.07	92	-	-
Endako	47,100	-	-	0.05	48	-	-

Indicated Mineral Resources (2)
Mount Milligan (4)	149,426	0.15	495	-	-	-	-
Berg (5)	220,284	0.27	1,311	0.03	161	3.08	21,799
Kemess Underground	173,719	0.18	697	-	-	1.55	8,632
Kemess East	177,500	0.36	1,410	-	-	1.97	11,240
Thompson Creek	59,498	-	-	0.07	85	-	-
Endako	122,175	-	-	0.04	118	-	-

Total Measured and Indicated Mineral Resources (2)
Mount Milligan (4)	283,957	0.16	974	-	-	-	-
Berg (5)	396,668	0.31	2,702	0.03	293	3.05	38,951
Kemess Underground	173,719	0.18	697	-	-	1.55	8,632
Kemess East	177,500	0.36	1,410	-	-	1.97	11,240
Total Copper, Molybdenum and Silver	1,031,844	0.20	5,783	0.02	636	1.39	58,823
Thompson Creek	117,143	-	-	0.07	177	-	-
Endako	169,275	-	-	0.04	166	-	-

Inferred Mineral Resources (2)(3)
Mount Milligan (4)	17,232	0.19	47	-	-	-	-
Berg (5)	13,982	0.26	79	0.02	5	4.39	1,971
Kemess Underground	47,700	0.20	210	-	-	1.65	2,530
Kemess East	29,300	0.31	203	-	-	2.00	1,880
Total Copper, Molybdenum and Silver	108,214	0.16	539	0.02	50	1.27	6,381
Thompson Creek	806	-	-	0.04	1	-	-
Endako	47,325	-	-	0.04	44	-	-

1.	Centerra’s equity interests as of the date of annual information form are as follows: Mount Milligan 100%, Kemess Underground 100%, Kemess East 100%, Berg 100%, Thompson Creek 100%, and Endako 75%.
2.	Mineral resources are in addition to mineral reserves. Mineral resources do not have demonstrated economic viability.
3.

Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically.  It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher category.

4.

Production at the Mount Milligan Mine is subject to the Mount Milligan Streaming Arrangement, which entitles Royal Gold to 35% of gold sales from the Mount Milligan Mine.  Under the Mount Milligan Streaming Arrangement, Royal Gold will pay $435 per ounce of gold delivered.  Mineral reserves for the Mount Milligan property are presented on a 100% basis.

5.	In December 2020, the Berg property was optioned and the optionee has the right to acquire a 70% interest in the property over a period of up to five years.
6.	Numbers may not add up due to rounding.

Table 3

Centerra Gold Inc. - Reconciliation of Mineral Reserves and

Mineral Resources (1)-(4) - Gold Contained (koz) (see additional footnotes on page 25)

	December 31 2020 (2)	2021 Throughput (3)	2021 Addition (Deletion) (4)	December 31 2021
Proven and Probable Gold Mineral Reserves
Mount Milligan	2,148	306	(4)	1,838
Öksüt (5)	1,136	196	203	1,143
Kemess Underground	1,868	-	-	1,868
Kumtor Open Pit	6,013	-	(6,013)	-
Total	11,116	502	(5,814)	4,849
Measured and Indicated Gold Mineral Resources
Mount Milligan	1,396	-	1,363	2,759
Öksüt (5)	230	-	53	283
Kemess Underground (3)	1,737	-	-	1,737
Kemess East (3)	2,305	-	-	2,305
Kumtor Open Pit	2,280		(2,280)	-
Total	7,948	-	(864)	7,084
Inferred Mineral Gold Resources (6)
Mount Milligan	78	-	125	203
Öksüt (5)	23	-	(6)	17
Kemess Underground (3)	529	-	-	529
Kemess East (3)	283	-	-	283
Kumtor Open Pit	4,465		(4,465)	-
Total	5,378	-	(4,346)	1.032

1.

Centerra’s equity interests of the date of annual information form are as follows:  Mount Milligan 100%, Öksüt 100%, Kemess Underground and Kemess East 100%. As previously noted, Centerra is no longer in control of the Kumtor Mine.

2.

Mineral reserves and mineral resources reported in Centerra’s Annual Information Form filed in March 2021. Centerra reports mineral reserves and mineral resources separately.  The amount of reported mineral resources does not include those amounts identified as mineral reserves. Mineral resources do not have demonstrated economic viability. Numbers may not add due to rounding.

3.	Corresponds to process plant feed at Mount Milligan and Öksüt.
4.

Changes in mineral reserves or mineral resources, as applicable, are attributed to: (i) changes to metal price and foreign exchange assumptions, (ii) information provided by drilling and subsequent reinterpretation and reclassification of mineral resources, and (iii) changes to cost estimates and metallurgical recoveries.

5.	Öksüt open pit mineral reserves and mineral resources include the Keltepe and Güneytepe deposits.
6.

Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically.  It cannot be assumed that all or part of the inferred mineral resources will ever be converted to a higher category.

Additional Footnotes for Tables 1, 2, 3

General

●	A conversion factor of 31.1035 grams per troy ounce of gold is used in the mineral reserve and mineral resource estimates.

Mount Milligan

●	The mineral reserves have been estimated based on a gold price of $1,350 per ounce, copper price of $3.00 per pound and an exchange rate of 1USD:1.30CAD.
●

The open pit mineral reserves are estimated based on an NSR cut-off of $7.64 per tonne (C$9.55 per tonne) and takes into consideration metallurgical recoveries, concentrate grades, transportation costs, smelter treatment charges and royalty and streaming arrangements in determining economic viability.

●	The mineral resources have been estimated based on a gold price of $1,550 per ounce, copper price of $3.50 per pound and an exchange rate of 1USD:1.30CAD.
●

The open pit mineral resources are constrained by a pit shell and are estimated based on a copper equivalent basis which was equivalent to NSR cut-off of $7.35 per tonne (C$9.55 per tonne) and takes into consideration metallurgical recoveries, concentrate grades, transportation costs, smelter treatment charges and royalty and streaming arrangements in determining economic viability.

●

Further information concerning the Mount Milligan deposit, including key assumptions, parameters and methods used to estimate mineral resources and mineral reserves, as well as environmental and other risks are described in the section entitled “Risk Factors” in this AIF and in the Mount Milligan Technical Report.

Öksüt

●	The mineral reserves have been estimated based on a gold price of $1,350 per ounce and an exchange rate of 1USD:7.5TL.
●	The open pit mineral reserves are estimated based on 0.16 grams of gold per tonne cut-off grade.
●	Open pit optimization used a tonne weighted LOM metallurgical recovery of 77% (Keltepe Pit 75%, Güneytepe Pit 85%).
●	The mineral resources have been estimated based on a gold price of $1,550 per ounce.
●	Open pit mineral resources are constrained by a pit shell and are estimated based on 0.16 grams of gold per tonne cut-off grade.
●

Further information concerning the Öksüt deposit, including key assumptions, parameters and methods used to estimate mineral resources and mineral reserves, as well as environmental and other risks are described in the section entitled “Risk Factors” in this AIF and the Öksüt Technical Report.

Kemess Underground

●	The mineral reserves have been estimated based on a gold price of $1,250 per ounce, copper price of $3.00 per pound and an exchange rate of 1USD:1.25CAD.
●

The mineral reserves are estimated based on an NSR cut-off of C$17.30 per tonne and takes into consideration metallurgical recoveries, concentrate grades, transportation costs and smelter treatment charges in determining economic viability.

●	The mineral resources have been estimated based on a gold price of $1,450 per ounce, copper price of $3.50 per pound and an exchange rate of 1USD:1.25CAD.
●

The mineral resources are estimated based on an NSR cut-off of C$15.00 per tonne and takes into consideration metallurgical recoveries, concentrate grades, transportation costs and smelter treatment charges.

●

Further information concerning the Kemess Underground deposit is described in the Kemess Technical Report. The Kemess Technical Report describes the exploration history, geology and style of gold mineralization at the Kemess Underground deposit.  Sample preparation, analytical techniques, laboratories used and quality assurance-quality control protocols used during the exploration drilling programs are consistent with industry standards and carried out by independent certified assay labs.

Kemess East

●	The mineral resources have been estimated based on a gold price of $1,450 per ounce, copper price of $3.50 per pound and an exchange rate of 1USD:1.25CAD.
●

The mineral resources are estimated based on an NSR cut-off of C$17.30 per tonne and takes into consideration metallurgical recoveries, concentrate grades, transportation costs and smelter treatment charges.

●

Further information concerning the Kemess East project is described in the Kemess Technical Report. The Kemess Technical Report describes the exploration history, geology and style of gold mineralization at the Kemess East project.  Sample preparation, analytical techniques, laboratories used and quality assurance-quality control protocols used during the exploration drilling programs are consistent with industry standards and carried out by independent certified assay labs.

Thompson Creek

●	The mineral resources have been estimated based on a molybdenum price of $14.00 per pound.
●	The open pit mineral resources are constrained by a pit shell and are estimated based on 0.030% molybdenum cut-off grade.

Endako

●	The mineral resources have been estimated based on a molybdenum price of $14.00 per pound and an exchange rate of 1USD:1.25CAD.
●	The open pit mineral resources are constrained by a pit shell and are estimated based on 0.025% molybdenum cut-off grade.

Berg

●	The mineral resources have been estimated based on a copper price of $3.50 per pound, molybdenum price of $14.00 per pound, silver price of 21.00 per ounce and an exchange rate of 1USD:1.25CAD.
●

The open pit mineral resources are constrained by a pit shell and are estimated based on 0.25% copper equivalent cut-off grade that takes into consideration metallurgical recoveries, concentrate grades, transportation costs, and smelter treatment charges in determining economic viability.

Sources, Pricing and Availability of Materials, Parts and Equipment

Our operations are affected by the availability of diesel fuel, mining equipment and parts, mill equipment and parts, cyanide (Öksüt Mine) and other reagents used in our processing operations at the Mount Milligan Mine and Öksüt Mine.

We use expensive, large mining and milling equipment that is internationally sourced and requires a long lead time to procure, build, and install.  Cyanide and other reagents used at our mine sites are sourced locally and internationally based on availability and the required specifications. Pricing for all supplies is based on competitive market pricing.

Financial and Operational Effects of Environmental Protection Requirements

We are subject to strict environmental regulation in connection with our exploration, development, construction, mining, and reclamation activities in each of the jurisdictions in which we operate.  Our policy is to conduct business in a way that safeguards public health and the environment.

The financial and operational effects of our environmental protection requirements are significant.  Future legislation, regulations, policies, guidance or other events could cause additional operating expenses, capital expenditures, restrictions or delays in the development and continued operation of our properties, the extent of which cannot be predicted with certainty. For further information of risks associated with environmental matters, see the section entitled “Risk Factors”.

Reclamation Costs and Financial Assurances

All our operations and care & maintenance sites have closure plans or frameworks in place, depending on their current stage of operations. We adopt a strict regime for mine closure including annual mine cost updates and we review our conceptual closure plans on a regular cycle to include both environmental and social impacts of closure.

Our conceptual closure plans and related costs will change over time as a result of, among other things, changes in environmental legislation, changes in international best practices, and changes in our understanding of the types of reclamation activities that each site will require.

For our operations in North America, as at December 31, 2021, we provide financial assurance (surety bonds) for reclamation costs of approximately C$52.6 million for the Mount Milligan Mine, C$56.7 million for the Kemess Project, C$11.5 million at the Endako Mine (reflects our 75% interest in the Endako Mine Joint Venture) and $65.8 million at the TC Mine.

As at December 31, 2021, for our Öksüt Mine in Turkey, we estimate reclamation costs of approximately $29.7 million.

Environmental laws and regulations generally have become more stringent and restrictive over time, including requirements for companies to account for capital expenditures and to provide additional financial security to cover reclamation expenses, even if the reclamation activities may not occur for a significant amount of time. If this trend continues, our reclamation obligations and the related financial assurances we are required to provide may increase significantly.  For further information of risks associated with environmental matters, see the section entitled “Risk Factors”.

General Description of Financial and Operational Effects for Environmental Protection

The financial and operational effects for environmental protection relate primarily to the following countries where we have operations:

●	in Canada, where we operate the Mount Milligan Mine, own 100% of the Kemess Project and own a 75% interest in the Endako Mine, which is currently on care and maintenance;

●	in Turkey, where we operate the Öksüt Mine; and

●	in the USA, where we operate the Langeloth facility and own the TC Mine, which is currently on care and maintenance.

Centerra is subject to robust environmental regulations in connection with our exploration, development, mining, and reclamation activities in each of the jurisdictions in which the Company operates.  Prior to development and expansions, each mining property is subject to environmental assessment and permitting processes including engagement with applicable stakeholders. Environmental management plans and internal audits guide the compliance and monitoring programs at each operating site. The Company works closely with regulatory authorities in each jurisdiction where it operates to ensure ongoing compliance.

All of our operations are different – they present different environmental protection concerns and are subject to differing legislation.  As such, the nature of the environmental protection activities and the resulting costs cannot be compared. During the financial year ending December 31, 2021, the approximate expenditures by site on environmental programs were as follows: $2.88 million at the Mount Milligan Mine; $0.47 million at the Öksüt Mine; $1.19 million at the Endako Mine; $1.09 million at the Kemess Mine and $1.75 million at the TC Mine, which includes environment and reclamation operating expenses.

For further information on the environmental program at each of our operations, please see the relevant disclosure under the heading “Centerra’s Properties”.

Tailings Storage Facilities Management

Overview

Tailings are liquid and solid materials, commonly deposited as slurry, that remain after the extraction of metals and minerals from crushed, ground and processed ore and are stored in specially designed impoundments that retain solid materials and water.

Centerra actively manages six TSFs.  One facility is currently active, three are on care and maintenance, one is entering the closure phase and the final one is in the early stages of the closure phase. Centerra’s TSFs are actively managed to maintain structural performance and ensure worker, environmental and public safety. Centerra’s TSFs are designed in accordance with all applicable dam safety regulations and requirements.  In addition, operation of the TSFs is informed by, and routinely checked against, guidance from the Canadian Dam Association and the International Commission on Large Dams.

Centerra has three types of TSFs: centreline (Mount Milligan Mine and TC Mine), modified centreline (Kemess South) and upstream (Endako Mine, three TSFs).  The Öksüt Mine is a heap leach facility and does not have a TSF.

Risk Management Process of TSFs

Centerra’s TSFs have all been designed by professional engineers and are constructed, operated and monitored under the guidance of an external engineer of record. Each site has an Operations, Maintenance and Surveillance Manual that sets-out clear expectations for the maintenance and ongoing management of the TSFs to ensure they remain safe and perform as designed.

All of Centerra’s relevant mine sites follow the Canadian Dam Association’s Consequence Classification which assigns a consequence ranking from low to extreme based upon the environmental, safety and economic effects of a potential dam incident. This system does not assign a risk associated with a given TSF; instead, it is intended to evaluate the consequences in the unlikely event of a dam breach. Formal inundation studies have also been completed for each of Centerra’s sites to identify potential community and environmental impacts, including impacts on nearby bodies of water in the event of a tailings incident. Used together, Centerra’s sites can evaluate potential risks, evaluate design and mitigation strategies and develop appropriate emergency planning and response.

Centerra has also developed a 5-step risk mitigation process that is applied and monitored at each site. These systems and procedures are part of Centerra’s proactive approach to tailings management.

STEP 1	STEP 2	STEP 3	STEP 4	STEP 5
Site Monitoring Systems	Operational Staff Inspections	Annual Engineer of Record Inspections	Independent Third-Party Dam Safety Reports	Independent Tailings Review Boards

Centerra’s on-site teams use monitoring programs that may include but are not limited to piezometers, inclinometers, pressure gauges, monitoring prisms, seepage wells, thermistors and settlement plates to monitor the performance of the tailings dams, abutments, natural slopes and water levels. In addition, the on-site teams monitor seepage flow rates and impoundment pools and perform regular visual inspections.

Trained site personnel and technical staff perform daily inspections on each active TSF. The operations and on-site teams perform monthly inspections and review systems data to monitor the tailings facilities for cracking or other signs of potential instability.  More frequent inspections are conducted following significant precipitation, wind, fire or seismic events.

Annual safety inspections are completed by an external Engineer of Record (“EoR”). The EoR reviews the performance of the facility against the design criteria and submits reports to the site with prioritized action items for review as well as proposes a timeline to complete any required actions items.

In all jurisdictions, a team of qualified independent tailings reviewers (different from the EoR and not a member of the Independent Tailings Review Board (“ITRB”) or equivalent externally appointed expert) conducts an assessment of the design, operation, monitoring data, and maintenance practices to evaluate the performance of the tailings facilities against the design criteria and to provide guidance and recommendations regarding these practices every five years.

Each site, regardless of its facilities life cycle, has an ITRB or an equivalent externally appointed expert.

An ITRB comprises independent experts who work with Centerra to review the tailings dam management status and issues a report that evaluates the performance of the tailings facilities to Centerra. Starting in 2020, the lead ITRB member provide an annual report directly to the Risk Committee of the Board of Directors.

2.6     Responsible Mining

We endeavour to work in a responsible way to meet or exceed our stakeholders’ expectations. At Centerra, integrity and ethics are the foundation for everything we do. As a team, we are results-focused and strive for continuous improvement without compromising safety or the environment. As an international company, we respect the different needs and values of people and their cultures and operate with transparency to promote stakeholder confidence.

Centerra’s life-cycle approach to mining

Before we open a mine, we plan for every stage of its life cycle. We think about how to minimize the impact of our operations on the environment at each stage, from breaking ground to extracting ore and processing gold through to final closure and remediation. For example, where possible, we practise progressive remediation – setting aside topsoil before mining to remediate areas we have cleared and minimizing the amount of natural land we disturb. We also work with local stakeholders to generate environmental offsets by planting trees or participating in other local offset programs. At the end of the reclamation process, we plan to return the rehabilitated land back to the local government as the last step in our responsible mining life cycle.

We strive to:

●	Meet our targets by ensuring we run safe, efficient, cost-effective mines and projects.

●	Maximize the value of our existing assets and properties.

●	Excel in the areas of workplace safety, business ethics, environmental protection, community development, transparency and governance.

●	Minimize the potential for harmful impacts from our operations to the lowest levels we reasonably can.

●	Improve our engagement with potentially impacted Indigenous groups and stakeholders to better respond to their needs and concerns.

Our Approach

We have adopted the World Gold Council’s Responsible Gold Mining Principles (“RGMPs”) upon their introduction in September 2019.  The RGMP is an industry framework that sets out clear expectations for consumers, investors and the downstream gold supply chain as to what constitutes responsible gold mining. The RGMPs consist of 10 umbrella principles and 51 criteria that focus on ESG best practices.  We began the implementation of the RGMPs across our operating sites starting in 2019, a process which continued through 2021 and against which we have self-assessed our performance.

Centerra’s 2020 RGMP Progress Report can be found at Centerra’s website (www.centerragold.com).

Centerra manages health, safety, environment and sustainability at our sites to align with the RGMPs and ensure continual improvement.  We approach our commitment to responsible mining by engaging with potentially impacted Indigenous groups and all of our stakeholder groups who influence, or are influenced, by our activities or performance.  Our key stakeholders include employees, contractors, vendors, communities, shareholders, local and national governments, investors and non-governmental organizations.

Putting our corporate responsibility principles into practice at Centerra means:

●	Being transparent about our mining activities.
●	Respecting the rights of all potentially impacted Indigenous groups, and stakeholders, including our employees, contractors and local communities.
●	Operating in a way that minimizes adverse environmental and other impacts.
●	Continually improving the management of our operations so that we can respond to the economic, environmental and social expectations of our stakeholders and local Indigenous groups.
●	Assigning clear management responsibilities for environmental, social and health and safety performance.
●	Providing adequate staffing and resources for sustainable development at each operation.
●

Distributing benefits such as jobs, contracts, community investments, and infrastructure improvements across potentially impacted parties and stakeholders and ensuring accountability for any negative direct and indirect impacts from our operations.

●	Offering our employees competitive compensation and the opportunity to learn and excel.
●	Aligning our activities with “Good International Industry Practice” and going beyond regulations and requirements.
●	Maximizing local procurement by encouraging competitive entrepreneurship among potential local suppliers of goods and services to our sites.
●	Promoting local hiring and where qualified candidates for available vacancies are equally skilled, prioritizing to those living in the area directly affected by our mining operations.

Governance

Board Oversight

The Sustainable Operations Committee of our Board reviews performance against our goals, policies and systems to ensure we are fulfilling our objectives relating to safety, health, environmental management, and social responsibility.  The Sustainable Operations Committee also oversees the process we adopt for donations, sustainable development, investments, and our monitoring and evaluation measurement.

Management Systems

We manage safety, health and environmental issues at every site with formal safety, health and environmental management systems.  Managing our risks and mining responsibly require that we plan before we do work, check by monitoring progress against our plan and act on what we have learned through audits and other forms of verification.

Assurance Program

From time to time, internal and external audits are performed by auditors to make sure our facilities comply with our safety, health and environmental policies, applicable laws and regulations.  These risk-based programs identify concerns and help us improve our performance.

As a part of the RGMP, we will obtain external assurance from a third-party independent assurance provider as to our compliance with the principles of the RGMP in 2022.

Employee Health and Safety

We recognize the protection of the health and safety of our employees, contractors, and the public as vital to our vision of building a team-based culture of excellence that responsibly delivers sustainable value and growth.  We are committed to conducting all of our activities including exploration, development, construction, operations and decommissioning in a responsible manner and in alignment with Centerra’s values, providing a safe and healthy environment for our employees, contractors, visitors and to the general public.  To prevent injuries and safety incidents, we use proactive measures, such as job hazard identification, training, competency reviews, workplace and field inspections, and critical control management principles on our critical safety risks.  To mitigate recurrence, we investigate all incidents to identify the root causes and proper mitigation efforts.  The information is shared among all of our operations and projects.  All operations and projects are staffed with skilled and competent emergency personnel and equipped with emergency response equipment.

Our collective agreements cover health and safety topics such as preventing injuries and diseases, safety equipment supply and workplace monitoring to ensure employees are protected against hazards. We engage systematically with unions and employees to promote safety everywhere we work.  Our approach is the same with our contractors and vendors.

Work Safe│Home Safe Program

In 2016, we introduced a safety leadership initiative, Work Safe│Home Safe, which forms the foundation of our safety culture at Centerra.  Our Work Safe│Home Safe program was developed following extensive input from all levels of the organization throughout our global business units, and assistance from third party consultants.  The focus of the program is to build a Company-wide culture of safety and safety leadership by providing employees with information which will lead to changes in safety related behaviour, deliver an emotional element to build a commitment to change, and encourage communication to improve operational practices related to health and safety matters.  Substantially all of our employees in the organization have undergone our Work Safe│Home Safe training.  Starting in 2018, we rolled out a second phase of the Work Safe│Home Safe initiative which focused on supervisor leadership development training. We also introduced and implemented key safety leadership field interactions between Centerra’s senior and line management personnel and employees called Visible Felt Leadership. In 2021 and in the spirit of continuous improvement, we were challenged by the pandemic to develop and deliver Work Safe│Home Safe training from a virtual perspective.

Continuous Improvement for Health and Safety

As a result of some of the efforts mentioned above, Centerra realized an overall 24% improvement rate in its 2021 health and safety lagging indicator (i.e. traditional safety metrics used to indicate progress toward compliance with safety rules) performance compared to the prior year, including fewer reportable injuries and significant incidents.

Environmental Protection

Environmental stewardship is vitally important to us, local communities and potentially impacted Indigenous groups.  We focus on improving our practices so that we prevent, reduce or mitigate damage to the natural habitats that provide essential resources to our employees and surrounding communities.

Spills

●         We act to prevent spills and ensure that safeguards are in place in order to minimize the environmental impacts associated with any unforeseen incidents.

●         Through our emergency response plan, environmental management plans and internal audits, we seek to go beyond compliance in identifying risks and hazards so we can prevent foreseeable incidents and emergencies.  We also use root cause analysis to identify the causes of incidents when they do occur.

Cyanide

●         Cyanide is used to recover gold from ore and is an essential part of our Öksüt Mine operations.

●         Our approach to cyanide management at all of our operations which use cyanide is generally aligned with the International Cyanide Management Code, which is recognized as an international best practice.  This code helps protect human health and reduce the potential for environmental impacts.

●         The Öksüt Mine has applied for certification under the International Cyanide Management Code and expects to complete the process in 2022.

Water and mine waste

●         To ensure effective water and mine waste management, we measure and monitor water quantity and quality and mine waste stability.

●         Our approach to water management takes public safety, community health and environmental protection into consideration.

●         Our water and mine waste management design, layout and closure plans also consider the risks associated with climate change, including increased storm intensity, drought and receding glaciers.

Air	● We monitor air quality at our operations and take actions to control air borne pollutants from mining activities.
Biodiversity

●         Biodiversity conservation is an important part of our reclamation process management strategy and, in keeping with our zero-harm goal, we look for innovative ways to promote biodiversity wherever we operate.

Waste Management (non-mining)	● We have established industrial waste segregation at our projects.

Our Employees

Employee Rights

We strive to be one of the most attractive employers in the regions in which we operate.  We pay fair salaries and provide our workers with various benefits; we comply with local legislation and make sure our employees are supplied with high-quality products and safety equipment. We strive to meet and exceed country requirements for working conditions and comply with all relevant International Labour Organization (ILO) requirements. The benefits available to our full-time employees, which while varying in the offerings site by site, are comprehensive and include pension, family benefits, and health care, compensation for job related accidents or occupational diseases, and unemployment insurance. Benefits for full time employees also include scheduled wage increases and, in limited circumstances, short term employee loans. We support collective bargaining with unions to reach collective agreements. Approximately 15 percent of Centerra’s employees are covered by collective bargaining agreements. Centerra has a Respectful Workplace Policy that prohibits discrimination and harassment on any grounds, including a person’s sex, age, race, national or ethnic origin, ancestry, place of origin, citizenship, creed/religion, colour, disability, marital status, family status, sexual orientation, gender identity, gender expression, or conviction for which a pardon has been granted.

Diversity, Equity and Inclusion

Centerra recognizes that not only is it important to have a workforce comprised of the demographics of the communities in which it operates, but also that diversity brings value to the workplace. We have various policies, guidelines, training, procedures and agreements at each of our operations, unique to each region, to bring the most cultural diversity and value to each workplace while respecting the cultures, communities and people within each of the regions we operate. We maintain culturally diverse recruitment practices, training of our workforce on cultural sensitivities in applicable regions, and management practices that reinforce principles of diversity and cultural acceptance. Some of the cultures in which we work, and the related national legislation, create barriers to achieving greater gender diversity, but we currently have good representation in professional ranks and we will continue to increase representation, where possible, through our global diversity, equity and inclusion (“DE&I”) program.

The Company recognizes that DE&I is imperative for long term success and that the journey begins at the top. To that end, the Company has created a Global DE&I Executive Council, sponsored, and chaired by the President and CEO with representation from senior management. The Company has also created four regional committees, all sponsored by a regional executive and led by employee members. The Global DE&I Executive Council is responsible for the continued development of the DE&I global strategy, supports alignment of regional strategies, makes decisions on various DE&I initiatives and oversees the successful implementation of the strategy through the four regional committees. The Council is responsible for reporting back on progress to the senior management team and to the Board. In 2021, employees spent 816 hours completing DE&I-related training globally, and leaders spent 396 hours in Unconscious Bias and Cultural Competence training.  Fundamentals of Diversity, Equity and Inclusion training was launched globally and is included in all new hire orientations as mandatory learning. Centerra has also partnered with the Canadian Center for Diversity and Inclusion and is working with their DE&I experts to develop strategies and initiatives to increase diversity and promote inclusivity across Centerra.

The Company continues to support women’s leadership programs, the identification and assessment of high potential female talent, and the creation of individual development plans to monitor progression. In 2021, Centerra became a Silver Sponsor for International Women in Mining (“IWiM”).  The Company participated in several initiatives alongside IWiM including women mentorship programs, inclusive workplace design workshops, and posting jobs onto their website to attract women in the workforce and in leadership positions.

Additionally, Centerra has developed a talent management strategy aimed at attracting and retaining diverse talent by specifically focusing on attracting, developing, promoting and supporting employees from underrepresented groups (including gender, ethnicity, age, national origin, persons with disabilities, Indigenous peoples, visible minorities, and sexual orientation). Centerra is committed to increasing diversity and will be reviewing all policies and talent management processes to remove barriers or biases for underrepresented groups.

Employee Training

Employee training and career development is integral to maintaining strong and positive employee growth and improving organizational performance.  Enhancing the knowledge and skills of a workforce is fundamental to improving the productivity of operations and efficiency of the business. In some instances, equipment or safety training is critical to legislative compliance or maintaining safe and healthy workers and a safe and healthy workplace.

Our approach to developing our employees is dependent on the geographical region, location needs, individual employee needs, or training objective to be achieved. We deliver training to satisfy governance requirements (i.e. ethics and insider trading awareness), safety requirements, developmental & career objectives, and technical job training, among other needs. Training needs are identified by direct managers or supervisors, through the performance planning and career development process, by HR or training departments, or as requested directly by employees. Training delivery is accomplished through a combination of external vendors and programs and internal qualified trainers. The Company has implemented a global talent management system that incorporates a robust learning and development platform to deliver virtual onboarding and orientation, policy and compliance training, and other training and leadership programs. The Company has continued to leverage this platform to streamline and maximize training and compliance for all employees, adding 172 new courses and 39 new programs in 2021, with employees spending 14,234 hours on training.

Social Performance

We understand that partnering with local communities and Indigenous groups for social and economic development creates value for us and the local areas in which we operate.  We work to establish and maintain the trust of local communities and Indigenous groups by acting as a good corporate citizen.

We have a grievance management and resolution process for each of our operations and development projects.  We believe this is a powerful mechanism to improve communication with local communities and Indigenous groups.

Community Engagement, Development and Social Investment

We believe it is important to assist local communities and Indigenous groups in reaching their goals to develop the local economy, and for the well-being of residents. Mine closure will have a direct impact on the region’s economy. Therefore, it is a priority to have a structured and planned approach in community investment projects.

The following describes how the Company engages in the communities in which it operates, and its approach to development and social investments at each site.  The investments discussed below are in addition to the millions of dollars paid by the Company pursuant to taxes at the Mount Milligan Mine and the Öksüt Mine, local procurement and employment at each operation, and payments and other benefits made pursuant to formal agreements with potentially impacted Indigenous groups.

Mount Milligan Mine

Ensuring the participation of our local communities in our decisions to promote meaningful and tangible socio-economic benefits for the region is the approach Mount Milligan takes to creating a legacy within the area in which we operate. To facilitate community input on Mount Milligan Mine’s activities, including community programs, the Mount Milligan Community Sustainability Committee (“CSC”) has been operating since 2008.  The CSC is comprised of representatives from the communities and Indigenous groups of McLeod Lake Indian Band, Nak’azdli Whut’en, Mackenzie, Fort St. James, Vanderhoof and Prince George.  The CSC meets three to four times each year.

In addition to providing input on mine activities and updates on community developments, a primary responsibility of the CSC since 2016 has been allocating the funding provided through the Mount Milligan Community Project Fund (“CPF”).  This fund is a component of the Mount Milligan Legacy Program, which was set up in 2014. The CPF provides financial support to local organizations working to build capacity at the community level in one or more of the following priority areas: education and training, health, environment, community (including economic development), and literacy.

To further community investment, Mount Milligan Mine also runs a regional donation program to facilitate the Company’s support of local non-profit organizations and community events. In 2021, the Company provided over $155,000 in donations and sponsorships to support youth sports teams, arts organizations, community development, health and education-focused initiatives and recreation clubs in our local communities. We have also donated $163,000 across the region to COVID-19 relief efforts between 2020-2021. In fall 2021, the Mine the Gap: Shifting Forward campaign was launched as part of the last phase of our three-phased COVID-19 relief program. The Mine the Gap grant initiative focused on economic recovery of small local businesses, which awarded over $100,000 throughout the region.

In addition to these program and initiatives, each year, the Mount Milligan Mine sponsors several community education and training programs through the local community college, such as First Aid certification and computer skills upgrading classes.

The Mount Milligan Mine is committed to supporting education across the region. Since 2015, the Company has run a Mining Education Program each spring. This program consists of educational mine tours for local elementary and high school students as well as classroom presentations made by mine employees. Due to COVID-19, mine site tours were not offered in 2021. To increase access to post-secondary education for local students, in 2019, Mount Milligan launched a Mining Experience (MiningX) pilot program for local high school students.  The program consists of a mining education component that focuses on mining awareness and builds relevant skills such as safety, leadership, and interpersonal skills, followed by a summer work placement at the mine or a post-secondary bursary.  The objectives of the program are to increase awareness of, and interest in, employment opportunities in mining, specifically at the Mount Milligan Mine, amongst local high school students and provide transferable skills to other industries. The Mount Milligan Mine also provides several academic bursaries each year to high school graduates from the mine’s local communities. In 2021, Mount Milligan provided $35,000 in funding towards multi-year social investment projects that include a Water Stewardship and Ecosystem Health Program run by the local school district and regional chinook salmon conservation efforts through a local wildlife conservation NGO.

Each summer, the Mount Milligan Mine hosts free mine tours for members of communities surrounding the mine. Participants see the multiple aspects of the mine’s operations up close and learn about the Company’s employment and training initiatives, environmental management, health & safety programs, and community partnerships. On the tour, community members have an opportunity to speak with mine employees from several different departments and ask questions about the mine and the Company’s activities.  In 2019, we ran 6 community tours that saw over 80 visitors to the mine site. Unfortunately, due to COVID-19, we were unable to offer community site tours in 2020 and 2021, although we plan to resume tours when public health guidelines permit.

Starting in 2015, we began our partnership with the local community college to run Community Offices in Fort St. James and Mackenzie.  At the two college campuses, information on our operations and activities in British Columbia is available, including community programs and current job postings. Front desk staff receive training so that they can field questions or concerns by phone, email or in-person, as well as assist community members with online employment applications.  Contact information for Centerra’s regional Sustainability Department is also available for those who wish to contact the Company directly with questions or concerns.

Öksüt Mine

Construction activities began in March 2018 at the Öksüt Project and continued into 2020.  In 2021, we continued to focus on consistent and transparent stakeholder engagement to help us with our sustainable development and capacity building programs, although face-to- face meetings were restricted due to COVID-19.

In 2020, some plans and projects were revised due to the COVID-19 pandemic and the programs shifted to support local efforts in combatting COVID-19. These included the donation of three vehicles to the local office of the Ministry of Health to facilitate outreach to COVID-19 patients that could not reach hospitals. While community health projects were given priority during 2020, support for education and sports activities, infrastructure improvement and cultural projects continued through 2021. In addition, within the scope of the Livelihood Restoration Plan, projects to improve agriculture and livestock feed quality and gene stock through artificial insemination were implemented. The Company also donated electric wheelchairs to people with special needs and established recharging stations in public areas.

Indigenous Relations

Our Mount Milligan Mine, Endako Mine, and Kemess Project properties are located in close proximity to multiple Indigenous communities.  Our objective is to have mutually respectful and meaningful relationships with all Indigenous groups impacted by our operations and activities.

Mount Milligan Mine

The Mount Milligan Mine has strong relationships and formal agreements with the two most proximate First Nations near the Mount Milligan Mine, McLeod Lake Indian Band and Nak’azdli Whut’en, that outline provisions concerning employment and training, environmental management, and business opportunities.  Both agreements include financial payments to be made by the Mount Milligan Mine and outline provisions for agreement implementation committees, composed of Company and Indigenous representatives. Through engagement, the Company has put in place several contracts with its First Nations partners for significant work at the Mount Milligan Mine, including for hauling of concentrate, earthworks, and catering.

In addition to implementation committees, both Indigenous groups have created liaison positions to facilitate their close working relationship with the Company. These liaisons visit the mine site monthly to provide support to Indigenous employees and meet with the human resources team to discuss training and recruitment initiatives. Representatives from McLeod Lake Indian Band and Nak’azdli Whut’en also sit on the Mount Milligan Community Sustainability Committee.

To advance Indigenous employment at the Mount Milligan Mine and build capacity within our local communities, Centerra, McLeod Lake Indian Band and Nak’azdli Whut’en worked together along with the local community college to develop and run a customized pre-employment training program for members of both bands. The program’s curriculum was developed based upon the specific skills and core competencies required for employment at the mine as well as components important to Nak’azdli Whut’en and McLeod Lake Indian Band, such as communication skills, mental health awareness, and resume and interview skills. Upon completion of the program, students may apply for dedicated contract positions at the mine. The program ran successfully in 2017 and 2018 and started again in 2020. In 2022 we worked closely with both Nak’azdli Whut’en and McLeod Lake Indian Band to further tailor the curriculum to successfully prepare our graduates to become mine employees.

Across the region, the Mount Milligan Mine regularly participates in career fairs and seminars hosted by Indigenous groups and provides academic bursaries to graduating high school students from McLeod Lake Indian Band and Nak’azdli Whut’en every year. To support cross-cultural understanding and relationship-building, the Mount Milligan Mine participates in community-based cultural celebrations, and also hosts cultural events at the mine site each year. In late 2021, Centerra sold 17 housing units in the town of Mackenzie to McLeod Lake Indian Band to address the local housing shortage and to support workers. The deal is part of Centerra’s broader commitment to contributing to the economic empowerment of our First Nation partners.

Kemess and Endako Projects

Indigenous relations remain a primary focus for the Kemess Project and Endako Mine, each of which are under care and maintenance. The Kemess underground project is subject to an impact benefit agreement signed with Tsay Keh Dene, Takla Lake First Nation and Kwadacha Nation, together referred to as Tse Keh Nay (“TKN”), under which regular meetings are held with TKN.  At the Endako Mine, the Company continues to engage with the British Columbia government and its First Nations partners on a water quality working group, among other things.

3.       CENTERRA’S PROPERTIES

3.1     Operating Mines

Our producing gold mines are the Mount Milligan Mine and Öksüt Mine.

Mount Milligan Mine

Quick Facts

Centerra acquired the Mount Milligan Mine in October 2016.

The Mount Milligan Mine has been in commercial production since 2014.  To date, it has produced approximately 1.2 million oz of gold and 389 million lbs. of copper.

Location	British Columbia, Canada
Ownership	100%
Business Structure	Our wholly owned subsidiary, Thompson Creek Metals Company Inc., is the holder of the rights to the Mount Milligan Mine.
End Product	Copper/gold concentrate
Mine Type	Open pit
Estimated Mineral Reserves (as at December 31, 2021) See “Mount Milligan Streaming Arrangement” below.

Gold

1,838 k oz of contained gold (proven and probable)

average gold grade – 0.38 g/t

tonnage – 149,975 k tonnes

Copper

736 M lbs of contained copper (proven and probable)

average copper grade – 0.22%

tonnage – 149,975 k tonnes

Estimated Mineral Resources

(as at December 31, 2021)

See “Mount Milligan Streaming Arrangement” below.

Mineral resources are in addition to reserves.  Mineral resources do not have demonstrated economic viability.

Gold

2,759 k oz of contained gold (measured and indicated)
average grade – 0.31g/t
tonnage – 283,957 k tonnes

Copper

974 M lbs. of contained copper (measured and indicated)

average copper grade – 0.16%

tonnage – 283,957 k tonnes

Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically.  It cannot be assumed that all or part of the inferred resources will ever be upgraded to a higher category.

Gold 203 k oz contained gold (inferred) average grade – 0.37 g/t tonnage – 17,232 k tonnes Copper 47 M lbs. of contained copper (inferred) average copper grade – 0.19% tonnage – 17,232 k tonnes
Processing Method	Crushing, grinding, flotation, gravity circuit
2021 Production	196,438 oz of payable gold production 73.3 million pounds of payable copper
Mount Milligan Streaming Arrangement

The Mount Milligan Mine in Canada is subject to a streaming arrangement whereby Royal Gold is entitled to receive 35% of the gold produced and 18.75% of the copper production. Royal Gold will pay Centerra $435 per ounce of gold delivered and will pay 15% of the spot price per metric tonne of copper delivered.

Estimated Mine Life	2029
Employees	534

Technical Report

The Mount Milligan Technical Report, with an effective date of December 31, 2019 was filed on March 26, 2020 on www.sedar.com.

Project Description, Location and Access

The Mount Milligan Mine is a conventional truck-shovel open-pit copper and gold mine and process plant.  The Mount Milligan Mine is currently permitted by the Province of British Columbia to operate at an average of 60,000 tpd over a calendar year.

The Mount Milligan Mine is located within the Omenica Mining Division in North Central British Columbia, Canada, approximately 155 km northwest of Prince George (population approximately 79,000).

The Mount Milligan Mine includes 119 claims and one mining lease (120 total mineral titles) with a combined area of 58,847.5 ha.  The mining claims and leases are all held in the name of Thompson Creek Metals Company Inc.  The single mining lease expires on September 9, 2029 and requires a lease payment of approximately $102,760, due annually on September 9. Mineral claims are subject to exploration expenditure obligations, or payment of annual fees to the Province of British Columbia in lieu of exploration expenditures. All mineral claims are in good standing with expiry dates from 2023 to 2028. We expect to renew such mineral claims in the ordinary course of exploration.

A 2% net smelter return royalty is payable to a previous owner of the property, HRS, which royalty payments commenced in 2016, the third year of commercial operations at the Mount Milligan Mine. In 2020, the Company received a notice of civil claim from HRS alleging that since 2016, the Company has incorrectly calculated amounts payable under the production royalty agreement and has therefore underpaid amounts owing to HRS.  The Company disputes the claim and believes it has calculated the royalty payments in accordance with the agreement. The Company believes that the potential exposure in relation to this claim is not material.

We have also agreed to make certain payments to the McLeod Lake Indian Band and Nak’azdli Whut’en First Nation over the life of the mine. The terms of the agreements under which we make these payments are confidential.

As described herein, we have entered into the Mount Milligan Streaming Arrangement with Royal Gold which provides that 35% of the gold and 18.75% of the copper production at the Mount Milligan Mine will be sold to Royal Gold and that Royal Gold will pay $435 per ounce of gold delivered and will pay 15% of the spot price per metric tonne of copper delivered.

The Mount Milligan Mine is accessible by commercial air carrier to Prince George, British Columbia, then by vehicle from the east via Mackenzie on the Finlay Philip Forest Service Road and the North Philip Forest Service Road, and from the west via Fort St. James on the North Road and Rainbow Forest Service Road. Road travel to the Mount Milligan Mine is 770 km from Prince Rupert and 253 km from Prince George. The communities of Mackenzie and Fort St. James are within daily commuting distance of the Mount Milligan Mine, and both communities are serviced by rail. The infrastructure at the Mount Milligan Mine includes a process plant, a TSF and reclaim water ponds, an administrative building and change house, a truck shop/warehouse, a permanent operations residence, a first aid station, an emergency vehicle storage, a laboratory and sewage and water treatment facilities. The power supply is provided by B.C. Hydro via a 91 km power line.  Concentrate is transported by truck from the mine site to Mackenzie, then transferred by railcar to existing port storage facilities of Vancouver Wharves in North Vancouver and loaded as lots into bulk ore carriers. Concentrate is then shipped to customers via ocean transport.

History

Limited exploration activity on Mount Milligan Mine was first recorded in 1937. In 1984, prospector Richard Haslinger and BP Resources Canada Limited located claims on the site. In 1986, Lincoln Resources Inc. (“Lincoln”) optioned the claims and in 1987 completed a diamond drilling program that led to the discovery of significant copper-gold mineralization. In the late 1980s, Lincoln reorganized, amalgamated with Continental Gold Corp. (“Continental”) and continued ongoing drilling in a joint-venture with BP Resources.

In 1991, Placer Development Ltd. (which became Placer Dome Inc.) (“Placer”) acquired Lincoln’s interest in the Mount Milligan Mine property, resumed exploration drilling, completed a pre-feasibility study and applied for provincial and federal approvals to develop the project. These approvals expired in 2003.

Barrick Gold Corporation purchased Placer in 2006 and sold its Canadian assets to Goldcorp Inc., which then in turn sold its interest in the Mount Milligan Mine to Atlas Cromwell. Atlas Cromwell then changed its name to Terrane Metals Corp. (“Terrane”) and initiated a comprehensive work program.

In October 2010, Thompson Creek acquired Terrane and the Mount Milligan Mine and entered into the Mount Milligan Streaming Arrangement with Royal Gold.  On February 18, 2014, the Mount Milligan Mine reached commercial production, which is defined as operation of the mill at 60% of design capacity mill throughput for 30 days.

We acquired the Mount Milligan Mine effective October 20, 2016 through the acquisition of all the issued and outstanding shares of Thompson Creek. The total consideration paid for the acquisition was $1.03 billion.  In addition to the Mount Milligan Mine, we also acquired interests in several molybdenum assets held by Thompson Creek.  As part of the acquisition, Terrane was amalgamated with Thompson Creek effective October 18, 2016.

On March 26, 2020, we filed the Mount Milligan Technical Report with an effective date of December 31, 2019.

Geological Setting, Mineralization and Deposit Types

The Mount Milligan Mine deposit is within Quesnel Terrane, part of the Intermontane Belt, a composite of low metamorphic grade magmatic arc segments of mixed oceanic and continental affinities, and oceanic plates, which accreted onto North America in the Early Jurassic Period.

The Mount Milligan Mine property is mostly underlain by Upper Triassic volcanic rocks of the Witch Lake succession. The Witch Lake succession is moderately-to-steeply east-northeast dipping and characterized by augite-phyric volcaniclastic and lesser coherent basaltic andesite to andesite, with subordinate epiclastic beds. In the northwestern part of the Mount Milligan Mine property, volcanic rocks are intruded by Early Jurassic to Cretaceous rocks of the Mount Milligan Mine intrusive complex. The Early Jurassic component of the intrusive complex comprises monzonitic rocks with minor dioritic-monzodioritic and gabbroic-monzogabbroic rocks.

Mineralization at the Mount Milligan Mine deposit consists of two styles, early-stage porphyry gold-copper (Au-Cu) and late-stage high-gold-low-copper (“HGLC”, or subepithermal). The early-stage porphyry Au-Cu mineralization comprises mainly chalcopyrite and pyrite, occurs with potassic alteration and early-stage vein types, and is spatially associated with composite monzonite porphyry stocks (especially at their hanging-wall and footwall margins), hydrothermal breccia, and narrow dyke and breccia complexes. Late-stage, structurally controlled pyritic HGLC style mineralization is associated with carbonate-phyllic alteration and intermediate- to late-stage vein types, and is spatially associated with faults, fault breccias and faulted lithological contacts (i.e. faulted monzonite porphyry dyke margins). It crosscuts and overprints the earlier stage porphyry Au-Cu mineralization.

Porphyry style Au-Cu mineralization occurs in the hanging-wall and footwall zones of the MBX, Saddle, Southern Star, and Goldmark stocks. Disseminated and vein/veinlet-hosted mineralization is associated with the composite monzonite stocks, their brecciated margins and variably altered volcanic host rocks. Core zones of auriferous chalcopyrite-pyrite mineralization with magnetite rich potassic alteration transition laterally and vertically to pyrite rich HGLC zones within the inner propylitic (albitic) and carbonate-phyllic alteration shells; the latter appear to be late stage and exhibit strong structural control.

Copper iron sulphide (chalcopyrite) is associated with potassic alteration at the contact margin between volcanic and intrusive rocks. It occurs as fine-grained disseminations and fracture fillings, and less commonly as veinlets and in veinlet selvages. Adjacent to the MBX stock, chalcopyrite may be accompanied by iron sulphide pyrite to form coarse sulphide aggregates. Chalcopyrite-bearing veins contain pyrite and magnetite in a gangue of potassium feldspar, quartz, and calcite.

Pyrite content increases with distance from the MBX and Southern Star stocks and is most abundant in propylitically altered rocks. Pyrite occurs as disseminations, veinlets, large clots, patches, and as replacements of mafic minerals. Gold mineralization in the 66 zone is associated with 10-20% pyrite. Cross-cutting vein relationships indicate several generations of pyrite mineralization.

Gold occurs as grains from 1 to 100 μm in size, as observed in process samples. Grains occur as microfracture fillings and are attached to pyrite or chalcopyrite. Gold also forms inclusions within pyrite, chalcopyrite, and magnetite grains. SEM work indicates electrum throughout the deposit with varying gold to silver ratios.

The Mount Milligan Mine deposits are categorized as silica-saturated alkalic Cu-Au porphyry deposits associated with alkaline monzodioritic-to-syenitic igneous rocks and are recognized in only a few mineral provinces worldwide. Porphyry copper ± gold deposits commonly consist of vein stockworks, vein sets, veinlets, and disseminations of pyrite, chalcopyrite ± bornite that occur in large zones of economic bulk-mineable mineralization within porphyritic igneous intrusions, their contact margins, and adjoining host rocks. The mineralization is spatially, temporally, and genetically associated with hydrothermal alteration of the intrusive bodies and host rocks.

Examples of alkalic Cu-Au porphyry deposits in British Columbia include Galore Creek, Mount Polley, Copper Mountain, New Afton, Mount Milligan and Lorraine. British Columbia deposits occur in both the Quesnel and Stikine island arc terranes and range in age from Late Triassic to Early Jurassic. Global examples include Ok Tedi in Papua New Guinea as well as Northparkes and Cadia in Australia.

Exploration and Drilling; Development and Production

Historically, five exploration target zones were identified in the brownfield (in-pit) resource area (DWBX, WBX, MBX, 66 and Southern Star); three in the more distal brownfield area within the mine lease (North Slope, Goldmark and South Boundary); and three in the greenfield area outside the mine lease (Heidi, Mitzi and Snell). Exploration since 2017 has continued to test most of these zones and refine understanding of their geological relationships and mineral potential. In addition, new target zones have been developed and continue to be tested. In total, since 2017 we have completed more than 150,000 metres of resource and exploration diamond drilling in over 300 drill holes at Mount Milligan as outlined in the tables below.

Total Resource Expansion and Exploration drilling metres completed at Mount Milligan from 2017-2021

Program	2017 (m)	2018 (m)	2019 (m)	2020 (m)	2021 (m)	2017-2021 Total (m)
In-pit Resource	7,692.25	18,656.89	26,803.21	15,584.73	25,590.78	94,327.86
Brownfield	0.00	6,668.73	14,655.72	14,927.83	13,914.36	50,166.64
Greenfield	0.00	5,616.85	1,361.69	0.00	0	6,978.54
Program Total	7,692.25	30,942.47	42,820.62	30,512.56	39,505.14	151,473.04

Total Resource Expansion and Exploration drill holes completed at Mount Milligan from 2017-2021

Program	2017 (#)	2018 (#)	2019 (#)	2020 (#)	2021 (#)	2017-2021 Total (#)
In-pit Resource	21	26	72	34	41	194
Brownfield	0	12	31	28	27	98
Greenfield	0	13	4	0	0	17
Program Total	21	51	107	62	68	309

The total line-kilometres of geophysical survey completed by Centerra since 2017 has been over 3,500 for airborne and 400 for ground-based as outlined in the table below.

Total line-kilometres of geophysical surveys completed at Mount Milligan from 2017-2021

Program	2017 (km)	2018 (km)	2019 (km)	2020 (km)	2021 (km)	2017-2021 Total (km)
Brownfield ground	0	15.5	16.7	26.0	0	58.2
Brownfield airborne	0	0	525.4	0	0	525.4
Greenfield ground	376.6	0	0	0	14.0	390.6
Greenfield airborne	0	0	1,542.6	0	1,640.0	3,182.6
Program Total	376.6	15.5	2,084.7	26.0	1,654.0	4,156.8

In 2021, primary brownfield exploration targets included zones below the current ultimate open-pit boundary (i.e. MBX Deep and WBX Deep), and on the eastern margin of the open-pit (i.e. Great Eastern Fault zone), where positive drilling results were returned in 2019 and 2020.

Numerous drilling programs have been conducted since the deposit was first drilled in 1987. Except for early programs, the majority of core drilled has been of NQ size. In total, there have been 1,360 diamond drill holes drilled at Mount Milligan Mine, recovering over 388 km of drill core.

Geotechnical information has been routinely recorded for all diamond drilling programs including core recovery, rock quality, hardness or compressive strength (CS), degree of breakage, degree of weathering or oxidation, fracture and joint frequency, and specific gravity (SG). Core recovery routinely exceeds 90% and averages 96%.

In 2022, Centerra has budgeted approximately $12 million to carry out additional drilling, largely within the current mining claims and leases.

For production information for the Mount Milligan Mine in 2021, see “2021 and 2020 Production and Revenue”.

Sampling, Analysis, and Data Verification

All Mount Milligan Mine Assay Laboratory procedures are accompanied by appropriate, industry standard instrument calibration and QA/QC (Quality Assurance/Quality Control) measures, including quarterly third-party analysis checks. Ore and acid-base accounting analyses Standard Operating Procedure includes steps to confirm on-site laboratory method accuracy, precision, contamination control, sample tracking, and recordkeeping. The assay laboratory also receives blind duplicate samples from the Ore Control Geologist/Technician which are compared against daily sample analysis. This is managed as part of the Mount Milligan Assay Laboratory Quality Management System.

Most samples analyzed for the Mount Milligan Mine deposits have been collected from NQ-sized core. Cores were either split (early programs) or sawn along the long axis with one-half sampled for assayed and the other half retained in core boxes and the core library.

A formal QA/QC program, including the insertion of standard, blank and duplicate samples for assay, was introduced after 1992. Prior to that date, external check assays were commissioned from independent laboratories.

Slobodan Jankovic, qualified person for the mineral resource estimate, conducted a site visit at Mount Milligan Mine from April 8 to 11, 2019. The site visit included a review of site facilities, logging and sampling procedures, and the lithology and alteration domain controls used in resource estimation. No significant issues were identified with respect to the assay sampling procedures, chain of custody or the geological data collection.

Validation of the mapping co-ordinates, elevations, assay quality control/quality assurance program and the DDH database has been completed by Centerra and predecessor owners of Mount Milligan Mine.

All exploration data is captured as per standard geological data management procedures and is stored in an acQuire Geological Information Management System. Throughout 2021, routine validations and verifications of the database were conducted, including QAQC of all assay data received from external laboratories and verifications of raw data imported into the database, e.g., assay certificates, downhole surveys, geochemical data, and geotechnical data.

Mineral Processing and Metallurgical Testing

Mount Milligan Mine is a copper-gold porphyry deposit, consisting of two principal zones, the Main Zone and the Southern Star (SS) Zone. The Main Zone includes four contiguous sub-zones: MBX, WBX, DWBX and 66 (low-copper and high-gold grades, southeast of the MBX sub-zone). These geologic zones are the basis for the metallurgical test work.

The Mount Milligan Mine deposit is being mined using conventional open-pit equipment, with the ore being processed through a gyratory crusher, secondary crushing and a SAG-ball mill-pebble crusher combination together with a rougher and cleaner flotation plant, producing a marketable gold-rich copper concentrate.

Metallurgical investigations conducted by various research laboratories prior to commencement of operations conclusively showed that froth flotation is the optimum process for the recovery of copper and gold; with this processing approach being adopted. These investigations were the basis of the performance models used in previous resource modelling. The previous Mount Milligan Mine technical report with an effective date of December 31, 2016 and a filing date of March 2, 2017 (the “2017 Technical Report”) addressed previous assumptions in the copper and gold recovery models together with identified issues in the plant to produce new performance equations.

Since disclosure of the 2017 Technical Report, further investigations and projects have been undertaken to improve the recovery process and update the accuracy of the copper and gold recovery models. Using these new performance models, the LOM average recoveries are estimated at 80.6% for copper and 61.8% for gold, targeting a concentrate grade with a LOM average of 21.5% copper. Test results indicated that impurity element contents in the concentrate were below the penalty levels normally imposed by most smelters; therefore, no significant penalties are expected.

Further improvements to metallurgical recovery are planned in 2022 with the installation staged flotation reactors (“SFR”). The Mount Milligan Mine flowsheet with installation of the SFR has shown potential to increase both gold and copper recoveries using this flotation equipment.

Mineral Resource and Mineral Reserve Estimates

For information on the Mount Milligan Mine mineral reserves and mineral resources, see “Mineral Reserves and Resources” starting on page 21.

Mining Operations

Mining

The mining operation is a conventional shovel and truck open pit mine feeding a 60,000 tpd (permitted throughput) processing plant. The planned mine life is until 2029. The pit has been planned as a series of discrete pushbacks and scheduled to maximize the production of ore. Total ore and waste will be mined at an average rate of 46.3 Mtpa in 2022 and 50.8 Mtpa in 2023 through 2027, decreasing to 21.6 Mt/a in 2028 yielding an overall LOM waste:ore strip ratio of 1.24:1.0. The mining sequence has been developed to allow for provision of suitable waste material for annual TSF construction requirements.

The mine currently employs 45 pieces of mobile production equipment comprised of three blasthole drills, two rope shovels, one hydraulic excavator, two rubber-tired front-end loaders, 15 haul trucks and various other dozers, loaders, graders and excavators. Over the remaining mine life, it is estimated that the peak haul truck fleet will need to increase to 20 units.

Mount Milligan Mill – Water Management

On December 27, 2017, we announced that due to a lack of sufficient water resources, mill processing operations at the Mount Milligan Mine in British Columbia, Canada had been temporarily suspended.  Since that time, the Company has worked with B.C. regulators, its First Nations partners and other stakeholders to amend Mount Milligan’s permits and environmental assessment certificates to ensure sufficient water access for the mine.

In January 2018, Centerra obtained an amendment to Mount Milligan Mine’s environmental assessment certificate that allowed for a limited withdrawal of water from Philip Lake until October 2018  and in September 14, 2018, Mount Milligan Mine received approval to access certain short-term water sources, namely to (i) pump from groundwater wells within Mount Milligan Mine’s TSF (as well as from a single groundwater well outside of the TSF for the entire LOM) and (ii) pump up to 15% of the base flow from Philip Lake.  Throughout the winter of 2018/2019, the Company slowed its production at Mount Milligan Mine to conserve water.  In February 2019, the Company announced that a further amendment to the Mount Milligan Mine’s environmental assessment certificate to permit access , subject to the receipt of permits, to Philip Lake 1, Rainbow Creek and Meadows Creek until November 30, 2021 at rates that are protective of the environment. The Company would also be permitted to access water from groundwater sources within a radius of six km of the Mount Milligan Mine for the life of the mine.  Fortunately in, 2020, substantial snowpack and a wet spring led to volumes pumped during the spring freshet that exceeded those of the entire 2019 pumping season. In addition, during the second quarter of 2020, Mount Milligan continued to access ground water from the Lower Rainbow Valley wellfield as well as other groundwater wells near the tailings storage facility (TSF). In January 2022, after significant discussions and consultation with British Columbia regulators, First Nations partners and other stakeholders, the Company obtained an amendment to the Mount Milligan Mine’s environmental assessment certificate which will allow access to long-term surface water sources for the life of the project, subject to the receipt of ordinary course permits.

As at December 31, 2021, the Mount Milligan Mine had more than sufficient water inventory and does not expect a curtailment in production in 2022 as there is expected to be sufficient water in the tailings storage facility to run at full capacity throughout the year.

Processing and Recovery Operations

The LOM average process plant feed grade of 0.23% Cu is delivered at an average daily permitted rate of 60,000 tonnes to yield a marketable 21.5% Cu concentrate. Process plant ore feed quality is maintained to honour metallurgical constraints such as ORE/HGLC ratio, Py:Cpy ratio and mercury (Hg) content. Average recovery to concentrate projected to be achieved during the LOM period is 80.6% for copper and 61.8% for gold.

The Mount Milligan Mine process plant is designed to process ore at a nominal rate of 60,000 tpd, producing a marketable concentrate containing copper, gold, and silver. Key process equipment consists of:

●	Primary crushing plant with a 1.525 m x 2.794 m gyratory crusher;

●	Secondary crushing plant with two cone crushers prior to the grinding circuit, each powered by one 1,000 kW motor;

●	SAG/ball mill/crusher grinding circuit comprised of one SAG mill, two ball mills and two cone crushers;

●	A flotation circuit comprised of a total of 19 rougher, scavenger and cleaner cells; and

●	Regrinding and gravity concentration circuits comprised of one tower mill, two IsaMills™ and one centrifugal gold concentrator.

Infrastructure, Permitting and Compliance Activities

The infrastructure at Mount Milligan Mine includes a process plant (mill), a TSF and reclaim water ponds, an administrative building and change house, a truck shop/warehouse, a permanent operations residence, a first aid station, an emergency vehicle storage, a laboratory, and sewage and water treatment facilities.  The power supply is provided by B.C. Hydro via a 91 km hydroelectric power line.

Concentrate is transported by truck from the Mine site to Mackenzie, transferred by railcar to existing port storage facilities of Vancouver Wharves in North Vancouver and loaded as lots into bulk ore carriers. Concentrate is then shipped to customers via ocean transport.  There are no assurances that the service providers involved in the transportation of concentrate will continue to be available on terms acceptable to the Company.  See “Risk Factors”.

Tailings Storage Facility

The TSF at the Mount Milligan Mine is designed to store tailings solids and potentially acid generating (PAG) and oxide/weathered waste rock materials in designated areas. The TSF embankment is constructed as a centreline dam using open pit overburden and non-acid generating (NAG) waste rock materials. Construction of each of the embankment stages is scheduled to correspond with material availability from the Open Pit and the projected rate of rise. There will be sufficient volume of waste material produced over the LOM to raise the tailings dam to the required final elevation of 1,101 m.

From the process plant, two tailing streams — the rougher/scavenger tailings and the first cleaner/scavenger tailings — are deposited and stored in separate tailing storage areas within the TSF. The rougher-scavenger tailings contain mostly non-sulphide gangue minerals, while the cleaner scavenger tailings contain most of the sulphide gangue minerals. The latter is kept in a lined pond and submerged to prevent acid generation from the oxidation of the sulphide minerals.

The main TSF embankment is constructed in stages using annual raises throughout the LOM, from low permeability glacial till, overburden and waste rock materials from stripping operations at the open pit and borrow areas within and near the TSF. With the use of overburden and NAG waste rock for downstream TSF embankment construction, the need for conventional waste rock dumps is eliminated. Delivery of PAG and oxide/weathered waste rock to the interior of the TSF and Main Zone pit, once depleted, ensures secure underwater disposal.

Tailings from the mill are currently being delivered by gravity to the TSF. Each delivery pipeline has been sized to carry up to 100% of the design scavenger tailing production from the circuit. One of the three delivery pipelines is required for use at all times while allowing for maintenance work to be completed on the other two pipelines. Discharge into the TSF is from valve controlled off-takes along the pipeline.

As further described below, the Mount Milligan Mine TSF was originally permitted and designed as a non-discharging facility and any anticipated seepages from the TSF were subject to various mitigation and collection systems.  Despite such systems, the Company has become aware that seepage from the TSF is likely entering the surrounding environment in several areas.  The Company has initiated steps to further understand and ultimately remedy this issue, including commissioning a report from a third-party hydrogeologist to examine the pathways of such seepages.  The issues are complex and resolving them could take some time.  To date, none of the sampling of the seepage has indicated any risk of harm to the environment.

Permitting and Environmental Monitoring

The Mount Milligan Mine received approval under both federal and provincial environmental assessment legislation in 2010.

The Company also holds numerous other permits and approvals to operate the Mount Milligan Mine.  These include an operating permit issued under the British Columbia Mines Act (issued by the Ministry of Energy, Mines and Low Carbon Innovation) and air, refuse and effluent discharge permits under the British Columbia Environmental Management Act (issued by the Ministry of Environment and Climate Change Strategy).  The Company also holds several water licences and various Special Use Permits and Road Use Permits issued by the British Columbia Ministry of Forest Lands and Natural Resource Operations and Rural Development.

The Company recently obtained an amendment to its provincial environmental assessment certificate that will authorize, subject to receipt of corresponding permits and/or permit amendments, a long-term water supply for the Mount Milligan Mine.

Through ongoing monitoring, as noted above, the Company has become aware of the likely seepage of TSF water to the environment in a manner that is not presently the subject of potentially necessary permits or authorizations. To date, none of the sampling of the seepage has indicated any risk of harm to the environment. The Company has nonetheless advised relevant federal and provincial regulators of this matter and is engaged in constructive discussions with them.  Based on those discussions and the encouragement of regulators, the Company intends to register the seepage pursuant to the Metal and Diamond Ming Effluent Regulations (“MDMER”) under the federal Fisheries Act.  This will require the Company to complete a federal environmental effects monitoring program to complement related monitoring presently undertaken pursuant to provincial permits. The Company is also developing a strategy to remedy these seepage management issues and will continue discussions with relevant regulators as it does so, with a view to eventually eliminating the need for ongoing registration under the MDMER.

Emergency Response Plan and Handling of Hazardous Materials

The Mount Milligan Mine has an Emergency Response Plan (the “Mount Milligan ERP”) and hazardous material transportation procedures.  We conduct quarterly mock exercises to test different aspects of the Mount Milligan ERP, including response time, effective communications and the skills of the emergency response team and we have updated the Mount Milligan ERP to ensure notification protocols remain valid and improvements from the mock exercises are incorporated in the plan.

Decommissioning and Reclamation

The Mount Milligan Mine submitted a five-year revision to its reclamation plan in 2019 and government review of the plan was initiated in 2020. The five-year reclamation plan for the site outlines the closure goals and activities for the site and minimizes and mitigates long-term environmental impacts resulting from construction and operation of the facility via sound science and contingency planning. On September 15, 2021, a mine permit amendment was received approving the reclamation security change.  An adaptive management process is utilized whereby new knowledge and technology is incorporated into successive management and reclamation plans that consider operational plan updates. This adaptive management approach will aid in negating or minimizing activities such as post-closure water treatment.

Social and Community Factors

We endeavor to work in a responsible way to meet or exceed expectations of potentially impacted indigenous groups, and stakeholders. See “Responsible Mining – Our Approach” above.

Indigenous Groups

Maintaining productive relationships with Indigenous groups and ensuring project benefits are shared in accordance with our formal agreements is a priority for all Centerra’s projects and operations in British Columbia. See “Responsible Mining – Our Approach” above.

Capital and Production Costs

Total operating and capital costs over Mount Milligan’s 9-year LOM were estimated in the Mount Milligan Technical Report at $2,839 million, including $828 million for mining, $1,029 million for processing, $333 million for administration (G&A), $140 million for transportation costs, selling and marketing costs of $88 million, treatment and refining charges of $199 million and capital expenditures of $222 million. The LOM capital expenditures required to exploit the Mineral Reserves in the LOM plan is estimated at $222 million, which includes capital equipment and component replacements, planned improvements to crushing equipment, the tailings pumping system, and site facilities, as well as water management, but excludes $125 million TSF construction costs (included in mine operating expenditures). Waste mined at Mount Milligan is used for routine TSF raises, the cost of which is capitalized to the TSF rather than as capitalized stripping. The current mine plan does not contemplate any growth capital.

Öksüt Mine

Quick Facts

The Öksüt Mine is situated in Turkey approximately 295 km southeast of Ankara and 48 km south of Kayseri, the provincial capital.

We own 100% of the Öksüt Mine.

The Öksüt Mine achieved first gold pour on January 31, 2020 and achieved commercial production as of May 31, 2020.

In 2021, the Öksüt Mine produced 111,703 ounces of gold.

Location	Turkey
Ownership	100%
Business structure	Our wholly owned subsidiary (indirectly held), Öksüt Madencilik Sanayi ve Ticaret Anonim Sirketi (“OMAS”), is the holder of the rights to mining and exploration for the Öksüt Mine.
Estimated Mineral Reserves (as at December 31, 2021)	1,143 koz of contained gold (proven and probable) average grade – 1.16 g/t tonnage – 30,528 ktonnes
Estimated Mineral Resources (as at December 31, 2021) Mineral resources are exclusive of reserves. Mineral resources do not have demonstrated economic viability.	283 koz of contained gold (measured and indicated) average grade – 0.50 g/t tonnage – 17,720 ktonnes

Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically.  It cannot be assumed that all or part of the inferred resources will ever be upgraded to a higher

17 koz of contained gold (inferred) average grade – 0.44 g/t tonnage – 1,215 ktonnes
Processing Method	Heap leach
2021 Production	111,703 ounces of gold
Estimated Mine Life	2028
Employees	251

Technical Report

The Öksüt Technical Report, with an effective date of June 30, 2015 was filed on September 3, 2015 on www.sedar.com.

Property Description, Location and Access

Location

The Öksüt Mine is located in south-central Turkey, 295 km to the southeast of the capital city of Ankara and 48 km directly south of the city of Kayseri which has a population of 1.1 million.  The nearest administrative centre is at Develi (population 64,000) located approximately 10 km north of the Project.  Ankara and Kayseri have international airports and are serviced by international and domestic airlines.  The Project’s co-ordinates are 715000-722100 Easting and 4236500-4249300 Northing (UTM ED 50 zone 36).

The Öksüt Mine is located in the Develi Mountains on a north-south trending topographic high.  The topographic relief comprises steep-sided V-shaped valleys, and locally, cliffs tens of metres high, capped by flat-lying mesas and plateaus.  The Project site is located at an elevation of approximately 1,800 m.  The valleys are extensively farmed, with the local population living in a number of small villages including the villages of Öksüt and Zile.

Mining Licenses

Mining rights and minerals are exclusively owned by the state.  The state delegates rights to explore and operate to Turkish individuals or legal entities through set period licenses in return for royalty payments.  Mining licensing is regulated by the General Directorate of Mining Affairs, a unit of the Ministry of Energy and Natural Resources.  Other institutions of importance are central government ministries, the provincial administration, and local government institutions.

Due to changes in Turkish mineral laws, which now permit the issuance of mining licenses for areas greater than 2000 hectares, we obtained in 2017 a new operation license number 85712 which unifies the previous two contiguous operation licenses (numbers IR 82468 and 82469).  The unified license has a total area of 3,995.81 ha.  According to the Turkish Mining Law, OMAS has the right to explore and develop any mineral resources contained within the operation license, provided fees and taxes are paid in order to keep the license in good standing. The operations license was issued on May 1, 2017 and is currently set to expire on January 16, 2023.  In June 2021, OMAS submitted an  application to renew the operation licenses in the normal course and in accordance with the time frames permitted under local laws. The application includes a request to include silver and copper as commodities that may be produced from the property. The application is currently under review by the Ministry of Energy and Natural Resources.

While OMAS has the right to explore and develop within the area covered by the operation licenses, it requires various permits for the development of the project.  In November 2015, we received approval of the environmental impact assessment certificate (“EIA Certificate”) for the Öksüt Mine, which was subsequently amended in the third quarter of 2020 (see below).  In 2016, we received various other permits necessary to begin development, including the forestry usage permit on July 14, 2016, the operation permit for the forestry area on August 26, 2016, and the pastureland permit on January 11, 2018.

Due to changes in the Öksüt Mine open pit design and pit optimization, OMAS applied for and obtained in the third quarter of 2020 an amendment to the Öksüt Mine EIA Certificate from the Minister of Environment and Urbanization. The amendment is to accommodate changes to the Öksüt mine’s open pit mine design and pit optimization. Due to the delay in receiving the amendment of the EIA and further potential delays in obtaining the related pastureland permits, the Öksüt Mine’s mine plan and design has been adjusted and required permits are anticipated to be received in 2022. There are no assurances that we will receive pastureland permits and/or any other permits and approvals when needed, or that the permits and approvals will be on terms acceptable to the Company.  See “Risk Factors” elsewhere in this AIF.

For information on royalties payable in respect of the Öksüt Mine, see “Taxes and Royalties” below.

History

The Öksüt Mine was discovered by Stratex International Plc (“Stratex”) in early 2007.  Reconnaissance rock chip sampling returned up to 0.113 g/t Au from silica ledges within altered andesitic volcanic rocks at what is now the Güneytepe Deposit.  In late 2007, Stratex made applications for tenements to cover the property and obtained a total of nine contiguous exploration licences covering an area of 111.6 km2.

In 2007 and 2008, Stratex carried out geological mapping, rock chip and channel sampling, soil sampling, a topographical survey, and acquired Quickbird high-resolution satellite imagery for an area of 5.0 km by 4.5 km over the Project.  Prior to this, there is no record of any modern exploration for gold conducted on the property.

In 2009, Stratex and Teck Resources Limited (“Teck”) agreed that Teck would relinquish its rights under a 2004 strategic alliance agreement to acquire interests in projects owned by Stratex.  In exchange, Teck received shares of Stratex and a sliding scale royalty on, among others, the Öksüt Mine.  The royalty held by Teck was subsequently acquired by Centerra and cancelled in March 2016.

Centerra and Stratex subsequently formed a joint venture in 2009, to explore the project.  Centerra earned an initial 50% equity in the project by advancing $3M to the joint venture through October 2011 and acquired an additional 20% interest in the project in October of 2012 with an additional contribution of $3M, which brought its equity interest to 70%.  In January 2013, Centerra purchased Stratex’s remaining 30% to own 100% of the Öksüt Mine in exchange for a cash payment of $20M and a 1% NSR royalty up to a maximum of $20M. Centerra acquired and cancelled the 1% NSR royalty held by Stratex in December 2015.

Centerra published the first mineral resource estimate on the project in February 2013 (with an effective date of December 31, 2012) and on February 19, 2014, Centerra announced the results of a preliminary economic assessment on the project. An updated mineral resource estimate was published in February 2015 (with an effective date of December 31, 2014) and on July 28, 2015, Centerra announced the positive feasibility study results on the project and a development decision to proceed with construction. A NI 43-101 technical report was completed and filed on SEDAR in September 2015.

In January 2018, the Company received the final permits required for the Öksüt Mine, which paved the way for the project’s future development, and in late March 2018, construction activities commenced.

The Öksüt Mine achieved first gold pour on January 31, 2020 and achieved commercial production as of May 31, 2020.

Geological Setting, Mineralization and Deposit Types

The Öksüt Mine is a high-sulphidation epithermal gold deposit within the Central Anatolian Volcanic Province, part of the Tethyan Metallogenic Belt.  The belt extends from southeastern Europe across Turkey, the Caucasus, and on into Pakistan and contains a number of important gold and porphyry copper deposits.  Magmatic activity and related ore forming processes are the result of the closure of the Tethyan Ocean in response to the collision between the north-moving Arabian Plate with the Eurasian Plate that began in the late Cretaceous period and continues today.

The Öksüt Mine gold mineralization is hosted within the Develidağ Volcanic Complex, one of the numerous stratovolcanoes situated along the Central Anatolian Fault Zone.  The volcanic complex is composed of Miocene basaltic-andesitic volcanic domes, pyroclastic rocks, and lava flows.  Flow-banded Pliocene andesite overlies these sequences and the Öksüt Mine mineralization to the north and east.

There are several gold occurrences in the Öksüt Mine area, the most important of which is the Keltepe Deposit.  The distribution of the alteration assemblages and the gold grades at the Keltepe Deposit are strongly zoned, with a central massive silica breccia having the highest gold grade.  This core is surrounded by quartz-alunite altered volcanic rocks, and as the alteration intensity diminishes outwardly, the gold grade decreases.

The Keltepe Deposit has been oxidized to depth, up to 400 m below the surface.  The original copper content of the deposit has been completely leached out of the current resources, however, zones of oxide copper enrichment are found deeper within the deposit, below the planned open pit.  An irregular zone of supergene enrichment exists below the oxide zone, with some high-grade sulphide copper intersections.  It is surmised that the oxidation of the deposit has liberated the gold allowing heap leaching at a relatively coarse crush size.

The nearby Güneytepe Deposit is significantly smaller and does not show the more straightforward zonation and continuity of alteration and gold grades as observed on the Keltepe Deposit.  Silicification is intense, however, the host rocks are much less porous, and, as a result, oxidation is restricted to the upper 50 m to 75 m of this deposit.

Keltepe Deposit

The Keltepe Deposit is elongated NNW-SSE and is approximately 600 m long and 350 m wide with a minimum known vertical extent of 450 m.  Two principal rock types are present: a texturally diverse variety of polymictic breccias and a texturally uniform porphyritic andesite.

The Keltepe Deposit is strongly oxidized to a maximum known depth of up to 400 m below surface.  This unusually deep oxidation is attributed to the porous and permeable nature of the siliceous and quartz-alunite altered breccias and to the presence of a deep groundwater table controlled by the NNW-SSE and NE-SW trending fault zones that drain outwards from the topographic high beneath which the Keltepe Deposit is located.

Oxidation is not uniformly complete throughout the deposit, with patches of less oxidized or unoxidized rock enclosed by fully oxidized rocks.

Gold mineralization is believed to occur as finely disseminated particles as it was not identified during scanning electron microscope analysis.  This has been confirmed by a gold deportment study that shows that the major gold mineral identified at Keltepe is native gold with an average fineness of 6.9 μm.  This study also indicates that the host minerals for the gold in the sample studied are mainly quartz and other silicates and iron oxide, with minor (2% to 10%) rutile-silicate complexes and trace associations with pyrite.

Güneytepe Deposit

The Güneytepe Deposit is located approximately 600 m to the south-southeast of the Keltepe Deposit.  Gold mineralization primarily occurs along NW-SE and NE-SW trending ledges of two compositions: (1) massive to vuggy residual quartz with associated silicification, and (2) quartz-alunite plus quartz-kaolinite alteration.  The location of the ledges is controlled by the intersection of NW-SE and NE-SW trending structures.

As observed at the Keltepe Deposit, gold mineralization at the Güneytepe Deposit is also considered to be controlled by NW-SE and NE-SW trending faults.  The deposit is bounded to the north and south by two NE-SW trending fault zones, which confine the gold mineralization into a NE-SW trending corridor.

Oxidation in the ledges rarely exceeds 150 m in depth and averages approximately 50 m to 75 m. Oxidation appears to be deeper in the massive to vuggy quartz and quartz-alunite zones as compared to those composed mainly of quartz-kaolinite.

Gold mineralization at Güneytepe is more variable than at Keltepe in both grade and lateral/vertical distribution.  Higher sulphur contents are also recorded in the oxide zone due to sulphides, mostly pyrite, being encapsulated within massive silica and also in patchy silica altered rocks.

Exploration and Drilling; Development and Production

Gold mineralization was discovered at Öksüt in 2007 by Stratex.  Prior to this, there is no record of any modern exploration for gold being conducted on the property.  Exploration activities had been performed by Stratex staff from 2007 to 2012 (with technical guidance from Centerra from 2009 to 2012) and by OMAS staff from 2013 onwards.

The initial drilling was limited to the area of Güneytepe where surface sampling had produced the best results.  This program intersected gold mineralization starting at the surface and extending up to 70 m below the surface.

After signing the joint venture agreement with Centerra in 2009, Stratex performed further geological mapping, geochemical sampling, ground geophysics, and trenching.  The 2010 drill program confirmed the presence of gold mineralization at Keltepe.  The majority of drilling and exploration activities since 2010 have focused on delineating the extents of mineralization at Güneytepe and Keltepe as well as defining additional targets with mineralization potential.

The Öksüt Mine includes several other exploration targets in addition to the Keltepe and Güneytepe Deposits.  All of these (Keltepe N, Keltepe NW, Keltepe NNW, Yelibelen, Büyüktepe, Boztepe, Boztepe W, Keltepe E, and Tombak) have received exploratory work since 2008.  Except for Keltepe E (waste rock dump area), where condemnation drilling was completed during the feasibility study, exploration for new mineralization at other prospects has been continuing. Drilling programs to date have expanded mineral resources at both Keltepe and Güneytepe. In recent years, more drilling has been undertaken to target oxide gold potential around the known deposits. In 2021, approximately 31,500m of drilling was completed. The drilling program was designed to expand oxide gold resources around the Keltepe and Güneytepe deposits and develop oxide gold resources at Keltepe N, Keltepe NW, Büyüktepe, Yelibelen, and Boztepe prospects via exploration and resource expansion drilling.  The Keltepe NNW Prospect was discovered and named after the 2021 drilling program detected near-surface oxide gold mineralization to the east of the Keltepe N and Keltepe NW prospects.

In total, there has been 160,700 metres of drilling at the Öksüt Mine in 752 holes, the vast majority of which was diamond drilling. Nearly, 145,000 metres of core samples from 636 diamond holes have been obtained to date. In 2022, the exploration program will continue to primarily target oxide gold mineralization to further define resources at Keltepe N, Keltepe NW, and the recently discovered Keltepe NNW deposit.  The program will also continue to test peripheral prospects, including Yelibelen, Büyüktepe and Boztepe, mainly for their oxide gold potential.

For production information for the Öksüt Mine in 2021, see “2021 and 2020 Production and Revenue”.

Sample Preparation, Analysis and Data Verification

From 2007 to 2012, samples from the Öksüt Mine were sent to ALS Chemex in Izmir, Turkey with the actual analyses conducted in the ALS facility in Vancouver, Canada or Roşia Montanӑ, Romania and finally, in Izmir.  From September 2012 onwards, preparation and analysis of samples were carried out by SGS Ankara, Turkey.  Gold was assayed using standard 50 g fire assay with an atomic absorption (AA) finish, and other elements were determined by multi-acid digestion and inductively coupled plasma (ICP) finish.  Both laboratories are independent ISO 9001:2008 registered external commercial assay laboratories.

Until early 2013, quality control measures consisted of the routine insertion of prepared standards, blanks and duplicate samples at a rate of three standards, one blank and one duplicate per 100 samples. From 2013, the insertion rates one standard per 30 samples and one blank and one duplicate per 50 samples.  In addition, routine duplicate assays of pulps were undertaken as part of laboratory QC protocols.

A protocol was initiated in 2012 to send 5% of all assayed sample pulps to a second laboratory for analysis.  Acme Labs (now Bureau Veritas), Ankara, Turkey, was selected to provide external check assays.

In May 2013, an audit of the SGS Ankara laboratory and QA/QC procedures was conducted by Lynda Bloom of Analytical Solutions Laboratory (ASL). Based on the review of QC data and a site visit to the Öksüt Mine, ASL considered that “there is no evidence of bias within the current database (at May 2013) which would materially impact a mineral resource estimate”. Drill samples continued to be dispatched to SGS in Ankara during 2014, and then again for 2018, 2019 and 2021. During 2015, 2017 and 2020, drill samples were dispatched to ASL in Izmir. During 2021, the same QA/QC procedures were followed as described in the 2012 protocol. In 2021, 5% of the assays that had a direct impact on mineral resource and mineral reserve estimations were dispatched to the ASL lab as check assays.

Öksüt Mine Mineral Reserves and Mineral Resource Estimates

For information on the Öksüt Mine mineral reserves and mineral resources, see “Mineral Reserves and Resources” starting on page 21.

Mineral Processing and Metallurgical Testing

Metallurgical testing has focused on supporting the development of the Öksüt Mine as a heap leach operation.  Testing to date has focused on gold recovery at coarse particle sizes.  Metallurgical testing was initiated in 2012 using samples from existing exploration diamond drill holes.  A second program, completed in 2012, utilized samples from a single large diameter hole to provide the bulk of the sample for this program.  The second program included the first column leach tests.  In 2013, four large diameter drill holes were drilled (three in the Keltepe Deposit and one in the Güneytepe Deposit) to provide samples for two large scale column leach test programs.  A mineralogy program was also completed on the samples from this program.  In 2014, a further five large diameter drill holes (one in the Güneytepe Deposit and four in the Keltepe Deposit) were completed to provide samples for additional large-scale column leach tests and further mineralogical analysis.  Additional series of column leach tests were completed in 2014, 2018 and 2019. The column leach tests were performed for each deposit and also for each main ore alteration type.

The results from all programs show that samples from the Öksüt Mine are amenable to heap leach processing.  Leach rates are relatively fast with comparatively high final recoveries.  Size by size analysis of the column leach test feed and tails samples shows gold evenly distributed among the size classes, roughly following the mass splits.

Since the Keltepe Deposit contains approximately 90% of the contained gold for the Öksüt Mine, the leach characteristics for the Keltepe Deposit will predominate.  Güneytepe Deposit leach characteristics are expected to be as good as or better than Keltepe Deposit and are not anticipated to present any issues based on column leach testing to-date.

Since operations began in late 2019/early 2020, we observed finer feed particle size with a slightly larger fines fraction than originally expected with ongoing occurrence of clay in the ore.  Compacted permeability and bulk mineralogy test work was completed by Kappes, Cassiday & Associates and a review of heap performance and associated gold recovery were performed. No significant impacts were identified to performance or recovery. We will continue to monitor operation ore feed properties and any potential impact (if any) on performance.

Mining Operations

Mining

The Öksüt Mine is a conventional truck and excavator open pit mine.  Material is drilled and blasted, before being loaded and hauled to the waste dump, crusher, or the various ore stockpiles depending on the most profitable way to process the material. The two pits of the Öksüt Mine are mined simultaneously – the main Keltepe pit (mining started August 16, 2019) and the small satellite Güneytepe pit (mining started September 3, 2019).  A total of approximately 29.4 Mt of ore at a grade of 1.35 g/t Au, containing a total of approximately 1.3 million ounces of gold (as of December 31, 2019), is planned to be mined and stacked over a mine life of eight years from the two open pits.  We are using a mining contractor to do all mining using small excavators and 36 tonne trucks.  The use of this equipment among mining contractors is common in Turkey.  The mining contractor will provide and maintain all equipment, and will perform drill, blast, load, haul, and road and dump maintenance on a unit cost basis.  OMAS will provide oversight of the mining operations, grade control, survey control, mine planning, and other required technical services.

The Keltepe pit is being developed in three cutbacks to smooth stripping requirements and mine higher grade material earlier in the mine life.  The smaller Güneytepe pit will be developed in two cutbacks.  Lower grade material will be stockpiled throughout the project for processing at the end of the mine life.

Processing

The flowsheet for the Öksüt Mine is based on an 11,000 tpd heap leach stacking operation.  It includes primary crushing, screening and secondary crushing, heap stacking and cyanide leaching, carbon adsorption, carbon stripping and regeneration, electrowinning and refining.

Run-of-mine ore is delivered by 36 tonne haul trucks to the primary crusher.  The ore is dumped on the stationary grizzly installed over the truck dump hopper.  Oversize rocks are handled by a rock breaker.  The ore is withdrawn from the dump hopper via an apron feeder.  The feed is delivered to the jaw crusher via a scalper. Scalper oversize feeds the 1.5 m x 2.0 m jaw crusher that reduces the rock size to minus 150 mm prior to being conveyed by a 1.4 m wide x 95.5 m long belt conveyor to the secondary crushing circuit, along with the scalper undersize.  A self-cleaning belt magnet has been installed over the conveyor belt feeding the secondary crusher building.  A metal detector installed after the belt magnet identifies any remaining piece of metal and the conveyor can be stopped to allow manual removal by an operator.

The product from the primary crushing circuit feeds a 2.4 m wide x 6.1 m long double-deck screen.  The screen oversize will feed a 600 kW cone crusher while the screen undersize reports with the cone crusher product and is transported by a 1.1 m wide x 50.7 m long belt conveyor to a radial stacker after quicklime has been added to the crushing circuit product.  A 10,000 t capacity stockpile is able to be formed by the 1.1 m wide x 39 m long stacker installation.

The crushed ore is trucked from the crushing facility to the heap leach pad.  The leach pad is being developed in three phases and is designed to accommodate up to 40 Mt crushed ore.

The heap is irrigated with a diluted cyanide solution recirculated from the ADR plant, via a network of piping covering the surface area under leach.  The barren leach solution is pumped from the barren tank at the ADR plant to the area under heap leach.  The cyanide concentration of the barren solution is adjusted prior to pumping, and the pH is controlled so that HCN gas formation is inhibited.  The solution is filtered to remove carbon fines prior to distribution over the area under leach to minimize emitter plugging.  It is pumped by means of two centrifugal pumps installed in series.  The first pump covers operation for the first three years of operation, which is the end of Phase 1, while the second pump will be required from year four.

The irrigation distribution piping consists of a 300 mm diameter main header made of carbon steel from the barren pumps discharge to the heap perimeter followed by high-density polyethylene (“HDPE”) ending at the ore panels to be irrigated.  Drip emitters are used to provide irrigation.  A typical panel piping arrangement includes a 300 mm diameter HDPE header starting from the main header and running for 190 m along the 250 m side of the panel.  Four lateral pipes spaced at every 62.5 m branch from the header.  Each lateral pipe includes a 150 mm butterfly valve, a pressure gauge, and 75 m of a 150 mm diameter HDPE pipe followed by 75 m of a 100 mm diameter HDPE pipe.  Emitter lines branch at every 500 mm on the pipes and emitters are spaced at every 762 mm on the emitter lines.

The pregnant leach solution flows by gravity through a network of collection pipes at the base of the heap to the pregnant leach solution pond prior to being pumped to the ADR plant for precious metals recovery.

Infrastructure, Permitting and Compliance Activities

Infrastructure

The infrastructure at the Öksüt Mine includes a processing building which includes a primary and secondary crusher buildings, crushing area electrical room and the ADR plant; support and administration buildings including a laboratory and cyanide storage; a heap leach pad; and a waste rock dump.  There are no tailings generated from the Öksüt Mine.   Power to the site is supplied from a 31.5 kV electrical network through a dedicated 28.5 km overhead line coming from the Sendrimeke substation.

Environmental Matters

During 2016, OMAS completed an Environmental and Social Impact Assessment (“ESIA”) study which is compliant with EBRD Performance Requirements and the Equator Principles.  The ESIA also incorporates information developed by OMAS through the Turkish environmental impact assessment (“EIA”).  Since 2016, OMAS also completed and/or updated a number of additional environmental and social studies including biodiversity, socioeconomics, land use and livelihoods, ground water and geochemical modelling and cultural heritage/archeology.

The ESIA, management plans and non-technical summary were subsequently disclosed by OMAS in April 2016 through disclosure meetings open to all stakeholders in the Develi district and villages around the project site.

Upon completion of the ESIA, OMAS also commenced additional biodiversity studies with international and local experts. Key biodiversity activities to date included an ornithological survey; flora and habitat surveys; construction of a plant nursery; critical species salvaging and seed collection; definition of conservation areas within the mine site; and delivery of the collected seeds to a designated seed bank. OMAS has also implemented an environmental and social management system (“ESMP”) and prepared health, safety, environmental and social management plans and procedures based on Turkish legislation, the EIA, the ESIA and Centerra standards and commitments.  The ESMP and the related plans and procedures align with EBRD and IFC (Equator Principles) environmental and sustainability performance standards.

In spring 2020, powerline bird surveys and migration inspection and studies were postponed to spring 2021 due to the COVID-19 pandemic. In fall 2020, the autumn bird migration study was completed and related reports were prepared. OMAS’ Biodiversity Offset Management Plan was updated after the spring 2021 studies were completed.

In June 2020, an EIA amendment application regarding project design changes was approved by the Ministry of Energy and Urbanization (“MoEU”).  This amendment was due to changes in the Öksüt Mine open pit design and pit optimization. In 2020, the application for the additional new overflow pond and the ADR unit was approved by the MoEU.

In October 2020, OMAS completed its updated water management plan, in November 2020, the site obtained its permanent environmental license and in December, OMAS was Zero Waste Certified.

OMAS is currently waiting for pastureland and forest permits in respect of the updated open pit design and pit optimization, which led to the amended EIA Certificate.  OMAS needs such permits to continue developing the Keltepe and Güneytepe pits as currently planned. There is no assurance that these permits will be obtained at all, or on a timely basis.  See “Risk Factors”.

Cyanide is used to recover gold from ore and is an essential part of our Öksüt Mine operations. At our Öksüt Mine, our approach to cyanide management is generally aligned with the International Cyanide Management Code, which is recognized as an international best practice. The Öksüt Mine is currently in the process of obtaining certification under the International Cyanide Management Code, which is expected to be completed in 2022.

Decommissioning and Reclamation

Mine closure and rehabilitation in Turkey is regulated through the Turkish Regulation on Reclamation of Mine Sites.  The regulation requires preparation of a mine closure report as part of the EIA permit.  The first iteration of the Öksüt Mine conceptual closure plan was prepared in 2021 using a systematic approach to accurately estimate the LOM and asset retirement obligation closure costs. OMAS’s asset retirement obligation (“ARO”) Standardized Reclamation Cost Estimator studies were completed in 2020.

Biodiversity studies were carried out by local experts with a focus on endemic flora areas, oak forestry areas, seed collection and removing endemic species from observed areas to the protected translocation areas.  In 2021, 1,000 astragalus fruits and approximately 5,000 verbascum fruits were collected and sent to the Gazi University’s genetic laboratory for germination testing and laboratory studies.  In 2021, OMAS planted 7,680 oak acorns at the mine site, nursery and forestry areas.

Processing and Recovery Operations

For “Processing and Recovery Operations”, see “Mining Operations – Processing” above.

Capital and Operating Costs

Sustaining capital requirements for the Öksüt Mine are minimal, primarily due to the contracting out of the mining tasks, obviating the need for allocating sustaining capital for mobile mining equipment, and for haul road maintenance, which is part of the mining contractor’s costs.  The major sustaining capital requirements are for completing the Phase 2 and Phase 3 construction of the heap leach pad (“HLP”).

Initial operating cost assumptions were developed from first principles for processing and general and administrative costs.  Manpower lists have been developed for all areas, including administrative offices in Ankara.  Power and reagent consumptions have been estimated based on test work and engineering work completed to date on the crushing facility, ADR plant, and HLP.  Mining costs have been based on discussion with mining contractors in Turkey, with additional costs for contractor oversight, grade control, and mine planning estimated by Centerra as well as additional stockpile rehandle costs and refining charges.

Taxes and Royalties

Taxes

In 2021, Turkey increased corporate tax rates from 20% to 25% for 2021, to 23% for 2022, with a planned reduction to 20% for 2023. However, Investment Incentive Certificates are available to provide reduced corporate tax rates for profits derived from investments made in Turkey to promote economic development.  In February 2018 (amended in October 2018), we obtained an Investment Incentive Certificate for the Öksüt Mine, which makes the project eligible for various benefits, including a further reduction of corporate income tax rate (by way of income tax credits), VAT exemptions, and customs duty exemptions.

Royalties

The Öksüt Mine’s operations are subject to a Turkish Government State royalty, which is a sliding scale royalty, applicable to gold and other metals.  The royalty rates for gold were increased in 2020. Turkish Mining Law provides a reduction of 40% of the royalty amount payable for gold processed at refining facilities within Turkey, which is the case for the Öksüt Mine.

The Turkish Government State royalty is dependent on the price of gold, as follows:

Gold price ($/oz)	Royalty
<800	1.25%
801 – 900	2.5%
901 – 1,000	3.75%
1,001 – 1,100	5%
1,100 – 1,200	6.25%
1201 – 1,300	7.5%
1,304 – 1,400	8.75%
1,401 – 1,500	10%
1,501 – 1,600	11.25%
1,601 – 1,700	12.5%
1,701 – 1,800	13.75%
1,801 – 1,900	15%
1,901 – 2,000	16.25%
2,001 – 2,100	17.5%
>2,101	18.75%

3.2     Other Properties

Goldfield Project

Location	Nevada, United States
Ownership	100%
Business Structure	Our wholly owned subsidiary, Gemfield Resources LLC, is the holder of the rights to the Goldfield Project.
Mine Type	Open Pit

Introduction

Centerra acquired the Goldfield Project effective February 28, 2022, with the acquisition of Gemfield Resources LLC.  The Goldfield Project is a conventional open-pit, heap leach project in late-stage development, with three known deposits: Gemfield, Goldfield Main, and McMahon Ridge. These deposits are expected to be developed in a two-phased approach: Phase I – Gemfield deposit; and Phase II – Goldfield Main and McMahon Ridge deposits. The future operation is expected to use a simple processing method that includes three-stage crushing and heap leaching, followed by an ADR plant treatment to produce the doré.

Location

The Goldfield Project is located on the Walker Lane trend in Esmeralda County, Nevada, USA, approximately 30 miles south of Tonopah, with claims totaling approximately 15,300 acres. The property can be accessed via U.S. Highway 95 from Las Vegas or Reno, Nevada.

Exploration

The Goldfield Project is an underexplored property in a prolific mining jurisdiction that provides substantial upside potential, as it has been largely unexplored by modern systematic exploration methodologies. Numerous targets have been identified for drill-ready regional exploration. Future infill and resource expansion drilling, district-scale exploration drilling, and land consolidation opportunities have the potential to increase the resources further and extend the future mine life of the project. Drilling activities at the property are expected to commence in 2022.

Kemess Project

Location	British Columbia, Canada
Ownership	100%
Business Structure	Our wholly owned subsidiary (directly held), AuRico is the holder of the rights to the Kemess Project.
Mine Type	Underground

Introduction

Centerra acquired the Kemess Project effective January 8, 2018, with the acquisition of AuRico Metals Inc. (“AuRico”).  The Kemess Project is at an advanced stage – it has an approved environmental assessment certificate and all permits required to commence construction. There are currently no mining activities at the Kemess site and on-site activities consist of care and maintenance work.

Technical Report

The Kemess Technical Report with an effective date of July 14, 2017 can be found under the AuRico Metals Inc. profile on www.sedar.com.  To the best of our knowledge, information and belief, there is no new material scientific or technical information that would make the disclosure of the mineral resources or mineral reserve, and other technical information on the Kemess Project as set out in the Kemess Technical Report to be inaccurate or misleading.

Kemess Silver Stream Arrangement

Pursuant to a silver stream agreement entered into with Triple Flag dated June 27, 2018, the Company has agreed to sell 100% of the silver production from the Kemess project in exchange for advance payments for silver payable in tranches of $10 million, $10 million, $12.5 million and $12.5 million.  The payments would be due upon public announcement of a construction decision for the Kemess underground development project and the three succeeding anniversaries of such date. In addition, Triple Flag will make ongoing payments of 10% of the then current market price for each ounce of silver delivered.  No construction decision has been made yet.

Property Description and Location

Location

The Kemess Project is located in a mountainous area of north-central British Columbia, Canada, approximately 250 km north of Smithers and 430 km northwest of Prince George.

The property is host to the former Kemess South (“KS”) Mine (operated from 1998 to 2011), the Kemess Underground (“KUG”) deposit, and the Kemess East (“KE”) deposit.  Work on KS is now focused on reclamation and site rehabilitation.  The KUG project will use existing infrastructure originally used for the KS Mine which remain at site. The remainder of this section will primarily relate to the KUG deposit and the KUG Project unless otherwise noted.  References to activities completed before January 8, 2018 relate to matters pre-dating our ownership of the Kemess Project.

Mining Licenses

The Kemess Project is comprised of 53 mining claims totaling 29,178 ha. AuRico also has an additional four mining leases totaling 3,483 ha.

Kemess’ Mineral Reserves and Mineral Resource Estimates

For information on the Kemess Project mineral reserves and mineral resources, see “Mineral Reserves and Resources” starting on page 21

Production Estimates

It is expected that first ore will be mined at the KUG project 3 years after commencement of construction activities, with processing commencing in the subsequent year. Total ore mined over the 10-year LOM is expected to be 107.3 Mt at 0.27% Cu and 0.54 g/t Au and 1.99 g/t Ag for 285.7 kt Cu, 1,868 koz Au and 6,878 koz Ag.

Environmental Matters

AuRico received a provincial environmental assessment certificate (“EAC”) for the Kemess Underground project in March 2017. As part of the EAC process, AuRico considered potential effects on several valued components of the natural and human environment including, among other components, aquatic and terrestrial ecosystems, current use of lands and resources for traditional purpose. The most substantive potential impacts of the project are associated with the long-term management of waste rock, tailings, mine water and process water and their potential downstream effects on high quality fish habitat. This assessment is based upon a number of factors, including: high quality fish habitat in potential receiving environments; water quality; environmental flow needs for surrounding streams; and waterbodies such as Thutade Lake and the Finlay River which are highly valued by Indigenous groups who have traditional territories in the area. With the application of appropriate engineering design, project planning, and implementation of mine and environmental management plans, it is anticipated that the project will avoid significant environmental effects.

In addition to the EAC, the KUG project acquired several new provincial and federal licenses/permits. Several existing permits for the KS Mine have been in place since 1996 and are in good standing but may require amendment or renewal before construction or operations begin.  On August 31, 2017, the Company submitted permit applications to the British Columbia Major Mines Permitting Office for the commencement of construction at KUG, including construction of a water treatment and water discharge system. In July 2018, KUG received all of the permits required to commence construction. On September 21, 2018, the Company also received its effluent discharge permit which allows discharging treated water from the site.  In 2020, amendments were approved allowing for increased throughput to help improve the economics of the mine. These amendments focused provincially on the British Columbia Mines Act and the Environmental Management Act as well as an amendment to the Federal Decision Statement from Impact Assessment Agency of Canada (formerly the Canadian Environmental Assessment Agency).  In 2021, AuRico requested a “Substantial Start Determination” from the BC Environmental Assessment Office (EAO) to confirm that work undertaken to date constitutes a “Substantial Start” of the project under the EAC conditions.  This “Substantial Start Determination” was granted in January 2022.

Water Management

Tailings and mine development waste rock are expected to be stored in the KS open pit (the proposed KUG TSF). The potentially acid generating (PAG) waste materials will be stored under a water cover to prevent metal leaching/acid rock drainage. At closure, a non-acid generating (NAG) tailings beach extending from the East Dam to the supernatant pond will be present on the eastern end of the KUG TSF.

During operations, process water from the KUG TSF supernatant pond is expected to be reclaimed for use as mill process water and excess water treated and discharged to Attichika Creek. The sludge produced from the water treatment plant during operations will be sub-aqueously stored in the KUG TSF.

The closure phase will extend for the period of time (currently predicted to be six years) required for ongoing treatment of water within the KUG TSF and controlled discharge to Attichika Creek. Excess water in the KUG TSF supernatant pond will continue to be treated in the closure phase and thereafter until the water quality meets discharge criteria. The discharge rate from the KUG TSF will decline to approximately 1.5 Mm3/year (96 L/s) in the closure phase and be treated and discharged during approved periods, while waterways are open and flowing. Continued operation of two water treatment streams will be required for metals removal (rated to treat a maximum of 187 L/s) and selenium removal (rated to a maximum of 75 L/s) throughout the active closure phase, these two treatment streams will be housed within the same building on site.

Once water quality within the KUG TSF reaches concentrations that would allow for untreated discharge to the receiving environment, active water treatment would cease and the KUG project would transition to post-closure. No water treatment is expected post-closure as water quality modelling results indicate that there are no contaminants of potential concern downstream of the proposed discharge location.

When water quality in the KUG TSF meets discharge criteria without treatment, the upslope diversion ditch will be re-graded to original elevation and this will allow catchment runoff and melt-water to flow into the KUG TSF and out through the closure spillway to Waste Rock Creek and ultimately to Attichika Creek.

Indigenous and Public Consultation

Centerra continues to engage with the surrounding communities and impacted Indigenous groups regarding the KUG project and gaining support for the project. Discussions with Indigenous groups on the project continue and serves to identify the project’s potential effects on communities and Indigenous groups and opportunities to align interests and increase project benefits.

Kemess East

In May 2017, AuRico (prior to our acquisition) completed a PEA on the KE project.  The PEA for the KE project presents a stand-alone scenario that does not factor in or modify in any way the economics of the feasibility stage KUG project. The PEA does, however, assume that the KUG project is advanced ahead of KE, and hence several project components, most notably the access corridor connecting KUG to the KS process plant, the triple decline access to the KUG footprint and the water treatment plants associated with KUG, are not duplicated in the capital expenditures for KE, these assets would be shared by both projects.

Readers are cautioned that the PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.

3.3     Molybdenum

Endako Mine

The Endako Mine is an open-pit molybdenum mine, concentrator and roaster located approximately 161 km west of Prince George, British Columbia, Canada.  The property currently comprises a contiguous group of 60 mineral tenures containing 34 claims and 26 leases, covering approximately 12,835.11 ha.  Annual rental payment on the 26 mine lease titles is typically paid in installments in May, August, and November.

The Endako Mine is operated as a joint venture between Thompson Creek which holds a 75% interest, and Sojitz, which holds the remaining 25% interest.  The Endako Joint Venture was formed on June 12, 1997 pursuant to the terms of the Endako Mine Joint Venture Agreement.  We are the manager of the Endako Mine Joint Venture with overall management responsibility for operations.

Endako Mine deposit is divided into four named areas: Northwest, Denak West, Denak East and Endako. Mining has occurred in the Endako and both Denak areas. The Northwest zone is yet to be put in operation. There are no royalties, back-in rights, encumbrances on title or other agreements, other than the agreement governing the Endako Mine Joint Venture. The infrastructure at Endako Mine includes a 55,000 ton per day concentrator, a 35,000 to 40,000 pound per day roaster (and an additional non-operating roaster), tailings and reclaim water ponds, a crushing plant, waste rock dumps, an administrative building, a truck shop/warehouse, a change house, a first aid station, a laboratory, a garage and other shops. The power supply of the site is provided by a 9 km, 69 kV power line owned by B.C. Hydro from a nearby substation. Water for the milling process is re-circulated from the tailings facility while make-up water is pumped from François Lake, located nearby.

Starting in 2018, we initiated a review of our long-term water management options at the Endako Mine, due to ongoing discussions concerning mine reclamation obligations among regulatory and industry bodies in British Columbia. These discussions are ongoing.  During 2019 and 2020, we updated our technical and environmental studies for the Endako Mine.  A Best Available Technologies (“BAT”) study was completed in February 2020 to assess the potential short-term options for the management of tailings seepage being discharged from the mine site with additional studies planned to define potential medium- and long-term BAT options.  The studies continued to be a focus of ongoing reviews by local Indigenous groups and the provincial government as part of a Water Quality Working Group.  On March 9, 2022, we received an updated mine permit from the ministry.

The Endako Mine has been on care and maintenance effective July 1, 2015. As of December 31, 2021, there are approximately 8 employees at Endako Mine for care and maintenance activities.

Thompson Creek Mine

TC Mine is an open-pit molybdenum mine and concentrator located approximately 48 km southwest of the town of Challis, Idaho, USA.  The TC Mine land holdings comprise of 1,589 patented and unpatented lode, mill site and placer claims along with fee owned property totaling approximately 9,955 ha.

All current resources are located on patented mineral claims and are not expected to be subject to any US federal government royalties that could be enacted in the future. Approximately 50% of the mineral claims are located within the boundaries of the Salmon-Challis National Forest, with the remaining 50% located within the perimeter of land managed by the United States Bureau of Land Management.

TC Mine operates a commercial molybdenum beneficiation circuit to treat molybdenum concentrates to supplement the concentrate feed sourced directly for the Langeloth facility.  This beneficiation process at TC Mine allows the Company to process high copper molybdenum concentrate purchased from third parties, which is then transported to Langeloth for processing.  TC Mine has been on care and maintenance since December 2014 due to declines in the molybdenum prices.

As at December 31, 2021, TC Mine had 40 employees for care and maintenance, and beneficiation process activities.

Langeloth Metallurgical Facility

Our wholly-owned Langeloth facility is located in Langeloth, Pennsylvania, approximately 40 km west of Pittsburgh, on land we own in fee simple. The facility receives molybdenum concentrate from third party producers that is either purchased for processing and re-sale or that is toll converted to finished products for third parties. The facility produces and sells ammonium perrhenate and rhenium metal pellets as well as sulfuric acid all recovered as by-products of processing the molybdenum disulfide. In addition, the Langeloth facility calcines other metal containing materials from various third-party operations.

Up to four multiple-hearth furnaces are used for the conversion (roasting) of molybdenum concentrate into technical grade molybdenum oxide. These roasters have the annual capacity to process 36 million pounds of molybdenum contained in concentrates. The molybdenum oxide can be sold as a finished product to customers or can be upgraded at the facility to molybdenum oxide briquettes, pure molybdenum trioxide powder or various sizes of ferromolybdenum products. Additional furnaces are used to calcine non-hazardous metal containing materials that contain metals other than molybdenum.

As at December 31, 2021, the Langeloth facility had 87 employees.

Unionized employees at the Langeloth facility went on economic strike on September 9, 2019 following the expiration of the site’s collective bargaining agreement earlier that year, but the facility continued operating without interruption using new personnel.  No significant disruption or impact to operations at Langeloth or deliveries to customers resulted from the economic strike.  Any charges related to the strike filed by the union against the Company were dismissed and all appeals by the union were unsuccessful.  The economic strike has ended, the facility is no longer unionized, there is no collective bargaining agreement, and the facility is operated by regular, full-time employees who were hired as permanent replacements of the economic strikers. On February 7, 2022, an unfair labour practice charge was filed by the union with the National Labor Relations Board, which the Company believes is groundless.

3.4     Other Properties (Exploration)

Other Exploration properties include those where we are party to option agreements where our ownership interest in the underlying properties have not yet vested (i.e. earn-in); or where our ownership interest is being earned into by third party (i.e. earn-out); or where we have established a property through staking of mineral tenure and are the owner and sole party engaged in exploration.

Property Name	Location	Metal	Additional Details
Berg	British Columbia, Canada	Copper / Molybdenum

●         Located in west-central British Columbia, approximately 80 kilometres southwest of Houston, British Columbia.

●         91 mineral claims and one mining lease for a total of approximately 34,798.19 hectares.

●         100% owned by Centerra with a 1% net smelter return royalty held by Royal Gold.

●         In December 2020, an option agreement granting a third party the right to earn-in to a 70% interest in the Berg property over a period of five years was entered into.

Kliyul	British Columbia, Canada	Copper / Gold

●         Located approximately 365 kilometres northwest of Prince George and 65 kilometres south-southeast of the Kemess Project.

●         77 mineral claims covering an area of 5,966.27 hectares.

●         In January 2020, an option agreement granting a third party the right to earn-in up to a 75% interest in the property over two earn-in periods was entered into.

Redton	British Columbia, Canada	Copper / Gold

●         Located approximately 240 kilometres northwest of Prince George.

●         Eight mineral claims covering an area of 3,461.12 hectares.

●         In January 2020, an option agreement granting a third party the right to earn-in up to a 75% interest in the property over two earn-in periods was entered into.

Chuchi	British Columbia, Canada	Copper / Gold	● Located approximately 190 kilometres northwest of Prince George and 36.5 kilometres west-northwest of the Mount Milligan Mine. ● 16 mineral claims covering an area of 6,102.20 hectares.
Max	British Columbia, Canada	Copper / Gold

●         Located approximately 150 kilometres northwest of Prince George and 21 kilometres south of the Mount Milligan Mine.

●         100% owned by Jama Holdings Inc. and comprises 12 claims covering an area of 4868.83 hectares.

●         In August 2018, we entered into an option agreement granting us the right to earn-in up to a 51% interest in the property.

Two Times Fred (2XFred)	British Columbia, Canada	Gold / Silver

●         Located approximately 105 kilometres west of Prince George.

●         13 mineral claims covering an area 6,163.02 hectares.

●         In March 2021, we entered into an option agreement granting us the right to earn-in up to a 70% interest in the property.

●         In 2021, there was an exploration program that included diamond drilling (6,795.55 meters in 23 drill holes), airborne and ground-based geophysics, and surface geochemical sampling.

Lucas and Lucas North	British Columbia, Canada	Gold / Silver

●         Located approximately 170 kilometres west-southwest of Prince George.

●         15 mineral claims covering an area 20,636.77 hectares.

●         In 2021, there was an exploration program that included airborne geophysics and surface geochemical sampling.

Hunter	Quebec, Canada	Gold

●         Located approximately 45 kilometers north-northwest of Rouyn-Noranda, Quebec.

●         369 mineral claims covering an area of 18,177 hectares.

●         In January 2022, we entered into an option agreement granting us the right to earn-in up to a 70% interest in the property.

Oakley	Idaho, United States	Gold

●         Located approximately 45 kilometers north-northwest of Rouyn-Noranda, Quebec.

●         In February 2020, we entered into an option agreement granting us the right to earn-in up to a 70% interest in the property.

●         In 2021, there was an exploration program that included diamond drilling (1,581.00 meters in 11 drill holes), and ground-based geophysics, and surface geochemical sampling.

Virginia Horn; Lost Lake; Linden Grove	Minnesota, United States	Gold

●         Located in northern Minnesota, USA.

●         In September 2020, we entered into an option agreement granting us the right to earn-in up to a 70% interest in the property.

●         In 2021, there was an exploration program that included drilling (1,423.99 meters in eight diamond drill holes and 507.00 meters in 21 rotosonic drill holes), airborne and ground-based geophysics, and surface geochemical sampling.

Cherry Creek	Nevada, United States	Gold

●         Located in northern Nevada, USA.

●         In December 2020, we entered into an option agreement granting us the right to earn-in up to a 70% interest in the property.

●         In 2021, there was an exploration program that included airborne and ground-based geophysics, and surface geochemical sampling.

Kızılkaya	Turkey	Gold	● Located in central Turkey. ● Covering an area of 5,163.79 hectares within trucking distance of Öksüt Mine. ● Tenements acquired in late 2018 (granted in October 2019).
Sivritepe	Turkey	Gold

●         Located in north-central Turkey.

●         Covering an area of 2,810.00 hectares.

●         Tenements acquired in late 2018 (granted in October 2019).

●         In 2021, there was an exploration program that included diamond drilling (15,459.10 meters in 69 diamond drill holes) ground-based geophysics, and surface geochemical sampling.

Çavdaruşağı	Turkey	Gold

●         Located in the Kayseri Province of Turkey.

●         Covering an area of 495.18 hectares.

●         In 2021, there was an exploration program that included diamond drilling (2,978.00 meters in nine diamond drill holes), ground-based geophysics, and surface geochemical sampling.

Karataş	Turkey	Gold

●         Located in eastern Turkey.

●         Comprised of two tenements, Karataş East and Karataş West, covering an area of 3,624 hectares.

●         Tenements acquired in April 2021 (granted in summer 2021).

●         In 2021, there was an exploration program that included diamond drilling (1,196.50 meters in four diamond drill holes), airborne and ground-based geophysics, and surface geochemical sampling.

Postallı	Turkey	Gold	● Located in the Kayseri Province of Turkey. ● In November 2021, we entered into an option to purchase agreement for the property.
Yanıklı	Turkey	Gold	● Located in north-central Turkey. ● Comprised of two tenements, Yanıklı North and Yanıklı South, covering an area of 1,418.78 hectares. ● Tenements acquired in October 2021 (granted in December 2021)
Isoneva	Finland	Gold

●         Comprised of 1,145.34 hectares located in Finland.

●         In June 2020, we entered into an option agreement granting us the right to earn-in up to a 70% interest in the property.

●         In 2021, there was an exploration program that included drilling (2,447.8 meters in 11 drill holes), and ground-based geophysics, and surface geochemical sampling.

4.       GOVERNANCE

4.1     Directors and Officers

The following tables set out the directors and executive officers of Centerra Gold Inc. as at March 18, 2022. The term of office for each of the directors will expire at the time of our next annual shareholders meeting. Each of the directors on the Board as of March 18, 2022 was elected to his or her present term as a director by our shareholders at the annual meeting of our shareholders held on May 11, 2021.

Directors

Director	Board Committees	Principal Occupation or Employment
Michael S. Parrett Richmond Hill, Ontario, Canada 70 years old Director since May 8, 2014	Audit Nominating and Corporate Governance (Chair) Human Resources and Compensation

Chair of the board of directors of Centerra since October 2019

Independent Consultant and Corporate Director

Director, Stillwater Mining Company from 2009 to 2017

Director, Pengrowth Energy Corporation from 2004 to 2016

Director of Gabriel Resources Limited from 2003 to 2010 (including Chairman from 2005-2010)

Other Public Company Directorships (current)

None

Richard W. Connor Columbine Valley, Colorado, USA 72 years old Director since June 5, 2012	Audit (Chair) Human Resources and Compensation Nominating and Corporate Governance Risk Special	Retired Audit Partner Other Public Company Directorships (current) None
Dushenaly (Dushen) Kasenov Bishkek, Kyrgyz Republic 64 years old Director since May 1, 2019	None	Retired Consultant Member of the management committee of Kumtor Gold Company from 2015 to 2019 Other Public Company Directorships (current) None
Nurlan Kyshtobaev Bishkek, Kyrgyz Republic 40 years old Director since May 11, 2021	None	Lawyer Partner at the Grata Law Firm in Bishkek Other Public Company Directorships (current) None
Jacques Perron Centennial, Colorado, USA 60 years old Director since October 20, 2016	Risk (Chair) Sustainable Operations Special

President and Chief Executive Officer, Pretium Resources Inc. from April 2020 to March 9, 2022

CEO of Thompson Creek from October 2013 to October 2016 (when we acquired Thompson Creek)

Other Public Company Directorships (current)

None

Director	Board Committees	Principal Occupation or Employment
Scott G. Perry Toronto, Ontario, Canada 45 years old Director since January 1, 2016	None

President and CEO of Centerra Gold Inc. since January 1, 2018

CEO of Centerra Gold Inc. since November 1, 2015

CEO and Director of AuRico Gold Inc. from September 2012 to October 2015

Executive Vice President and CFO of AuRico Gold Inc. from February 2008 to September 2012.

Other Public Company Directorships (current)

None

Sheryl K. Pressler Atlanta, Georgia, USA 71 years old Director since May 7, 2008	Risk Special

Investment and Strategy Consultant

Director of Stillwater Mining Company from May 2002 to May 2013

CEO of Lending Lease Real Estate Investment – US from 2000 to 2001

Other Public Company Directorships (current)

None

Bruce V. Walter Toronto, Ontario, Canada 64 years old Director since May 7, 2008	Sustainable Operations (Chair) Special (Chair)

Chairman of Nunavut Iron Ore, Inc.

Vice Chair of Centerra Gold Inc. since June 2008

Director and officer of Dynatec Corporation from 2002 to 2007 (Vice Chairman from 2002 to 2005 and President and CEO from 2005 to 2007)

Other Public Company Directorships (current)

Westaim Corporation

Paul N. Wright Vancouver, British Columbia, Canada 68 years old Director since May 1, 2020	Audit Risk Sustainable Operations Special	Corporate Director President and CEO Eldorado Gold Corp. from October 1999 to April 2017. Other Public Company Directorships (current) Galiano Gold Inc.
Susan L. Yurkovich Vancouver, British Columbia, Canada 56 years old Director since May 1, 2018	Human Resources and Compensation (Chair) Nominating and Corporate Governance Sustainable Operations Special

President and CEO of the British Columbia Council of Forest Industries and President of British Columbia Lumber Trade Council

Executive Vice-President, British Columbia Hydro from 2006 to 2015

Other Public Company Directorships (current)

None

Executive Officers

Officer	Principal occupation in past 5 years
Scott G. Perry President & Chief Executive Officer Toronto, Ontario, Canada 45 years old

CEO of Centerra Gold Inc. since November 1, 2015 and President and CEO as of January 1, 2018.

CEO and Director of AuRico Gold Inc. from September 2012 to October 2015.

Executive Vice President and CFO of AuRico Gold Inc. from February 2008 to September 2012.

Darren J. Millman Vice President and Chief Financial Officer Toronto, Ontario, Canada 44 years old

Vice President and CFO of Centerra since April 1, 2016.

Vice President, Finance and Treasurer of Centerra from January 2015 to March 2016.

Treasurer of Centerra from January 2013 to January 2015.

General Manager Finance and Company Secretary of Ivanhoe Australia from July 2007 to December 2012.

Daniel R. Desjardins Vice President and Chief Operating Officer Toronto, Ontario, Canada 59 years old	Vice President and Chief Operating Officer of Centerra as of January 1, 2020. President, Kumtor Gold Company from January 2015 to December 2019
Claudia D’Orazio Vice President, Chief Human Resources Officer Toronto, Ontario, Canada 53 years old

Vice President and Chief Human Resources Officer as of February 10, 2020.

Vice President, Human Resources from 2017 to 2020 and Vice President, Compliance and Risk from 2012 to 2017 at Pembina Pipeline Corporation.

Dennis C. Kwong Vice President, Business Development and Exploration Toronto, Ontario, Canada 51 years old	Vice President, Business Development and Exploration of Centerra since January 2016. Vice President, Business Development of Centerra since October 2008 to 2015.
Yousef Rehman Vice President, General Counsel & Corporate Secretary Burlington, Ontario, Canada 40 years old	Vice President, General Counsel & Corporate Secretary of Centerra since January 1, 2018. Senior Legal Counsel of Centerra from 2014 to 2017.

Other Information About Our Directors and Officers

Share Ownership

As of March 18, 2022, our directors and executive officers (as a group) beneficially own, control or direct, or exercise control or direction over, directly or indirectly, 562,513 Common Shares representing approximately 0.19% of our total outstanding Common Shares (on a non-diluted basis).

Cease Trade Orders

To our knowledge as of the date of this AIF, no director or executive officer of Centerra is or has been in the last ten (10) years a director, CEO or CFO of any company that:

●	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, CEO or CFO, or

●

was subject to an order that was issued after the director or executive officer ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO.

For the purposes of the foregoing, order means (i) a cease trade order, (ii) an order similar to a cease trade order, or (iii) an order that denied the relevant company access to any exemption under securities legislation, in effect for a period of more than 30 consecutive days.

Bankruptcy and Insolvency

Other than as set out below, to our knowledge as of the date of this AIF, no director or executive officer of Centerra, or a shareholder holding a sufficient number of securities of Centerra to affect materially the control of Centerra:

●

is or has been within the last ten (10) years a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or

●

has within the last ten (10) years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Mr. Wright was a director of Nordic Mines AB (“Nordic”) until November 17, 2012. On July 8, 2013, within one year of Mr. Wright ceasing to be a director, Nordic announced that it had requested a Court appointed Administrator for itself and its Swedish and Finnish subsidiaries.  The appointment of the Swedish Administrator was terminated by the District Court of Uppsala in a decision on September 1, 2014, when an agreement on debt write-off was entered into between Nordic and its creditors and lenders.

Mr. Parrett was a director of Mongolia Minerals Corporation (a Canadian private company involved in mining investments in Mongolia) which filed for protection under the Companies’ Creditors Arrangement Act in June, 2014.  The Companies’ Creditors Arrangement Act proceedings were terminated in February 2015 and Mr. Parrett resigned.

Mr. Perry was a director of Lachlan Star Limited, a mining company based in Australia.  He ceased being a director in October 2014.  In February 2015, Lachlan Star Limited entered into voluntary administration.

Penalties and Other Sanctions

To our knowledge as of the date of this AIF, no director or executive officer of Centerra, or a shareholder holding a sufficient number of securities of Centerra to affect materially the control of Centerra, has been the subject of:

●

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

●	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Some of our directors also serve as directors and/or officers of other companies involved in natural resource exploration, development and production, and as noted elsewhere in this document, certain directors of the Company have been nominated by Kyrgyzaltyn, a Kyrgyz Republic state-owned company which is also our largest shareholder.  Consequently, there exists the possibility for such directors to be in a position of conflict.

4.2     Committees

The Board and management believe that sound and effective corporate governance is essential to our performance.  We have adopted certain practices and procedures to ensure that effective corporate governance practices are followed and that the Board functions independently of management.  The Board carries out its responsibilities directly and through the following five standing committees:

●	Audit Committee

●	Human Resources and Compensation Committee

●	Nominating and Corporate Governance Committee

●	Sustainable Operations Committee

●	Risk Committee

The Board has also formed a Special Committee to, among other things, oversee, review, evaluate and consider transactions and matters involving the Government of the Kyrgyz Republic and Kyrgyzaltyn, Centerra’s largest shareholder and a corporation wholly-owned by the Government of the Kyrgyz Republic, and any other matters affecting the Kumtor Mine.

A discussion of our approach to corporate governance and other committees can be found in our management information circular prepared in connection with our most recent annual meeting of shareholders.

Audit Committee

The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to the following:

●	the integrity of our financial statements

●	our compliance with legal and regulatory requirements (other than with respect to health, safety and the environment)

●	compliance with our Code of Ethics for employees and our international business conduct policy (anti-corruption policy)

●

overseeing procedures for the (i) the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of concerns regarding such matters

●	the qualifications and independence of our external auditor

●	the design and implementation of internal controls over financial reporting and disclosure controls

●	management of financial risk delegated by the Board

●	related party transactions

●	the performance of our internal audit function and independent auditor

●	any additional matters delegated to the Audit Committee by the Board

Audit Committee Charter

A copy of the Audit Committee’s charter is attached as Schedule A to this AIF and is also available on our website at www.centerragold.com.

Composition of the Audit Committee

The Audit Committee is comprised of Richard W. Connor (Chair), Michael S. Parrett, and Paul N. Wright.  Each member of the Audit Committee is independent and financially literate within the meaning of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators.

Relevant educational experience

Richard W. Connor, a director and Chair of our Audit Committee, has over 25 years of experience as an audit partner with KPMG LLP in the United States, principally for publicly traded clients in a variety of industries, including Energy and Mining, and Media and Telecommunications.  Mr. Connor retired from KPMG LLP in 2009, where he served as the Office Managing Partner of the KPMG Denver Office from 1996 to 2008.  Mr. Connor was elected to the partnership in 1980 and was appointed to the firm’s SEC Reviewing Partners Committee in 1987. Mr. Connor earned his BS degree in Accounting from the University of Colorado.

Michael S. Parrett, a director, is currently an independent consultant and corporate director.  He served on the boards of Stillwater Mining Company from 2009 to 2017, and Gabriel Resources Limited from 2003 to 2010 (including as Chairman from 2005 to 2010), Pengrowth Energy Corporation from 2004 to 2016, and of Fording Canadian Coal Trust from 2003 to 2008.  Previously, Mr. Parrett was the CFO and the President of Rio Algom Limited and, prior to that, CFO of Falconbridge Limited.  Mr. Parrett is a Chartered Professional Accountant and received his Bachelor of Arts degree in Economics from York University.

Paul N. Wright, a director, has over 40 years of experience in developing and operating open pit and underground gold mines.  Mr. Wright retired from Eldorado Gold Corp. in April 2017 after 21 years, where he served as President and CEO starting from October 1999.  Prior to his tenure at Eldorado, he worked with Placer Dome, the Redpath Group and Granges.  Mr. Wright is a Chartered Engineer (UK) and obtained his B.Sc. Mining Engineering from Newcastle University.

External Audit Pre-Approval Procedures

As part of our corporate governance practices, under our Audit Committee charter, the Audit Committee is required to pre-approve the audit and non-audit services performed by external auditors in accordance with applicable law.

Fees Paid to External Auditors

Audit, tax and other fees billed by our external auditor, KPMG LLP, in respect of the years ended December 31, 2021 and December 31, 2020 are set out below.

	2020 ($)	% of total fees (%)	2021 ($)	% of total fees (%)
Audit fees(1)	1,125,430	96.7	1,517,073	98.1
Audit-related fees	0	0	0	0
Tax fees(2)	38,458	3.3	30,032	1.9
All other fees(3)	0	0	0	0
Total fees	1,166,888		1,547,105

Notes:

(1)	Audit fees in 2020 and 2021 included interim reviews of the consolidated financial statements.
(2)	Tax fees comprise amounts billed for transfer pricing advisory services, tax compliance and tax advisory services.
(3)	All non-audit services to be provided by KPMG LLP must be pre-approved by the Audit Committee.

4.3     Interest of Management and Others in Material Transactions

A description of the material transactions entered into during the three years prior to the date of this AIF or during the current financial year with any director, executive officer or shareholder of Centerra or any associate or affiliate of such person that has materially affected or is reasonably expected to materially affect Centerra can be found under the heading “Management’s Discussion and Analysis – Related Party Transactions” in our MD&A for the year ended December 31, 2021.

5.       RISK FACTORS

Below are the risk factors that we believe can have a material effect on the profitability, future cash flow, earnings, results of operations, resources and reserves and financial condition of the Company.  If any event arising from these risks occurs, the Company’s business, prospects, financial condition, results of operations or cash flows could be adversely affected, the trading price of Centerra’s Common Shares could decline and all or part of any investment may be lost.

You should note that the following is not, however, a complete list of the potential risks we face. Additional risks and uncertainties not currently known to us, or that are currently deemed immaterial, may also materially and adversely affect the Company’s business operations, prospects, financial condition, results of operations, or cash flows.

5.1     Strategic Risks

Country, Political & Regulatory

Centerra’s operations and mineral resources are subject to country political and regulatory risks

Centerra’s mining operations and exploration activities are affected in varying degrees by the political stability and government regulations relating to investment, corporate activity, and the mining business in the countries in which it operates, explores and develops properties.  Operations may also be affected in varying degrees by terrorism; military conflict or repression; crime; populism; activism; labour unrest; attempts to renegotiate or nullify existing concessions, licenses, permits and contracts; unstable or unreliable legal systems; changes in fiscal regimes including taxation, and other risks arising out of sovereignty issues.

Governments have granted mining claims, permits or licenses that enable us to conduct operations or exploration and development activities. Notwithstanding these arrangements, Centerra’s ability to conduct operations, exploration and/or development activities at any of its properties is subject to obtaining and/or renewing permits or concessions, changes in laws or government regulations or shifts in political attitudes beyond its control.

A significant portion of the Company’s gold production and its mineral reserves and mineral resources are derived from assets located in Turkey, a country that has experienced political difficulties in recent years.  There continues to be a risk of future political and economic instability in Turkey.

Most recently, the Russian invasion of Ukraine has resulted in losses of life, the displacement of millions of people, and political and economic disruptions on a global scale. As the situation evolves, the Company may be exposed to potential risks impacting its assets, operations, commodity prices, liquidity and credit or supply chains in the region and globally. The Company will continue to monitor the situation as there may be other significant and unforeseen impacts from these events.

Resource nationalism could adversely impact Centerra’s business

Companies in the mining and metals sector continue to be targeted to raise government revenue, particularly as governments struggle with deficits and concerns over the effects of depressed economies. Many governments are continually assessing the fiscal terms of the economic rent for mining companies to exploit resources in their countries. Numerous countries, including Turkey, have in the past introduced changes to their respective mining regimes that reflect increased government control or participation in the mining sector, including, but not limited to, changes of laws or governmental regulations affecting foreign ownership, taxation and royalties, labour mine safety, exchange rates, exchange controls, permitting and licensing of exploration, development and production, land use restrictions, annual fees to maintain mineral properties in good standing, price controls, export controls, export and import duties, restrictions on repatriation of income or return of capital, requirements for local processing of mineral products, environmental protection, as well as requirements for employment of local staff or contractors, and contributions to infrastructure and social support systems. The Company’s operations may be affected in varying degrees by such laws and government regulations.

There can be no assurance that industries deemed of national or strategic importance like mineral production will not be nationalized.  Government policy may change to discourage foreign investment; nationalization of mining industries may occur; or other government limitations, restrictions or requirements not currently foreseen may be implemented. There can be no assurance that the Company’s assets will not be subject to nationalization, expropriation or confiscation, whether legitimate or not, by any authority or body. While there are often provisions for compensation and reimbursement of losses to investors under such circumstances, there is no assurance that such provisions would effectively restore the value of the Company’s original investment or that such restoration would occur within a reasonable timeframe. There also can be no assurance that the laws in these countries protecting foreign investments will not be amended or abolished or that existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described above. Furthermore, there can be no assurance that the agreements we have with the governments of these countries will prove to be enforceable or provide adequate protection against any or all of the risks described above.

Centerra’s ability to make payments depends on the cash flows of its subsidiaries

Centerra conducts substantially all of its operations through subsidiaries, some of which are incorporated outside North America. The Company has no direct operations and no significant assets other than the shares of its subsidiaries. Therefore, the Company is dependent on the cash flows of its subsidiaries to meet its obligations, including payment of principal and interest on any debt it incurs or dividends. The ability of Centerra’s subsidiaries to provide the parent company with payments may be constrained by, among others, the following factors: (i) the cash flows generated by operations, investment activities and financing activities; (ii) the level of taxation and royalties, particularly corporate profits and withholding taxes, in the jurisdiction in which they operate and in Canada; and (iii) the introduction of exchange controls, repatriation restrictions (including those that may be ordered by courts) or the availability of hard currency to be repatriated.

Changes in, or more aggressive enforcement of, laws, regulations and government practices could adversely impact Centerra’s business

Mining operations, development activities, and exploration activities are subject to extensive laws and regulations, both in the countries where mining operations, exploration and development activities are conducted and in the Company’s home jurisdiction. Centerra’s lenders may also impose additional requirements on Centerra’s operations.  These regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, suppliers and contractors, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, social responsibilities and sustainability, and other matters.

Compliance with these laws, regulations and lender requirements increases the costs of exploring, drilling, developing, constructing, operating, and closing mines and other facilities. It is possible that the costs, delays, access to land, water, and power, and other effects associated with these laws and regulations may impact the Company’s decision as to whether to continue operation of its existing mines, ore processing and other facilities, or whether to proceed with exploration or development of properties. Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on operations.

In particular, there has been a global increase in the level of local community concerns in respect of the environmental footprint of mining operations as well as concerns over the management of water resources, and mine closure plans.  This may lead to governments and other stakeholders becoming increasing rigorous in the application of related laws, regulations or requirements.

If the laws, regulations or lender requirements relating to the Company’s operations were to change, or the enforcement of such requirements were to become more rigorous, the Company could be required to incur significant capital and operating expenditures to comply, which could have a material adverse effect on its financial position and its ability to achieve operating and development targets.  Changes to laws and regulations may also impact the Company’s mineral resources and reserves.

Community activism may influence laws and regulations, result in increased contributory demands, or in business interruption

Slow economic development in some of the countries in which the Company operates has resulted in an increase in community activism and expectations by local governments for resource companies to increase their contributions to local communities.  Heightened global concern for the environment and water in particular, as a result of both climate change impacts as well as following certain significant industrial accidents, has led to increased scrutiny of mining operations, review of laws aimed at environmental protection, and delays in the issuance of required permits and licenses for development and operation activities.

The Company’s planned activities are dependent upon receipt and/or renewal of numerous permits and licenses

Several approvals, licenses and permits are required for various aspects of exploration, mine development, and operations.  These include licenses and permits, which include or cover without limitation air quality, water quality, water rights, dam safety, emergency preparedness, hazardous materials (including the transportation thereof), waste rock management, solid waste disposal and tailings operations. Changes in a mine’s design, production rates, quality of material mined, milling processes or circuits, and many other matters often require submission of the proposed changes for agency approval prior to implementation (including consultations with potentially impacted Indigenous groups), and these may not be obtained. In addition, changes in operating conditions beyond our control, changes in agency policy and federal, provincial and state laws, litigation, community opposition or geopolitical considerations could further affect the successful permitting of operations.

Obtaining and maintaining the various permits for the Company’s exploration, mine development, and operations is complex, time-consuming, and expensive. The Company has in place processes and personnel designated to obtain all necessary permits and licenses.  However, its efforts are contingent upon many variables outside of its control.  The Company cannot be certain that all necessary permits and licenses will be maintained or obtained on acceptable terms or in a timely manner.  Any failure to obtain or maintain permits or licenses, even if inadvertent, could result in the interruption of production, exploration or development, or material fines, penalties or other liabilities.

The Company’s relationships with local communities may affect our existing operations and development projects

Having a positive and constructive relationship with the communities in which the Company operates is critical to ensure the future success of our existing operations and the construction and development of our development projects. There is an increasing level of public concern relating to the real and perceived effect of mining activities on the environment and on communities impacted by such activities. Adverse publicity relating to the mining industry or the Company could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates. Reputation loss may also result in decreased investor confidence, increased challenges in developing and maintaining community relations and serve as an impediment to the Company’s overall ability to advance its projects, which could have a material adverse impact on the Company. While the Company is committed to operating in a socially responsible manner, there is no guarantee that its efforts in this regard will mitigate this potential risk.

The inability of the Company to maintain positive relationships with local communities may also result in additional obstacles to permitting, increased legal challenges, or other disruptive operational issues at any of its operating mines, and could have a significant adverse impact on the Company’s ability to generate cash flow, with a corresponding adverse impact to the Company’s share price and financial condition.

Indigenous Claims and Consultation Issues

Certain of Centerra’s properties are located in areas where various Indigenous groups have asserted rights.  The interests of such groups and rights as well as related consultation issues may impact the Company’s ability to pursue exploration, development and mining at certain of its properties.  Governments in many jurisdictions must consult with, or require the Company to consult with, potentially impacted Indigenous groups with respect to grants of mineral rights, the issuance or amendment of project authorizations, and the grant of necessary licenses and permits. Consultation and other rights of Indigenous groups may require accommodation including undertakings regarding employment, procurement opportunities, royalty payments and other matters. Laws and regulations in this area continue to evolve, including with the recent passage of the British Columbia Declaration on the Rights of Indigenous Peoples Act. This may affect the Company’s ability to acquire within a reasonable time frame effective mineral titles, permits or licenses in these jurisdictions in which title or other rights are claimed by Indigenous peoples, and may affect the timetable and costs of development and operation of mineral properties in these jurisdictions, particularly if the Company is required to, or chooses to, enter into community development, impact benefits agreements, or other similar agreements with potentially impacted communities. These legal requirements may also affect the Company’s ability to expand or transfer existing operations or to develop new projects.

Disputes with the Kyrgyz Republic and Kyrgyzaltyn Relating to the Kumtor Mine

Centerra’s ongoing legal disputes with the Kyrgyz Republic and Kyrgyzaltyn relating to the Kumtor Mine, including in respect of the illegal seizure of the Kumtor Mine by the Kyrgyz Government, have the potential to cause myriad additional legal, reputational and economic adverse effects on the Company.  In particular, there can be no assurances regarding the success of the international arbitration commenced by Centerra to hold the Kyrgyz Republic and Kyrgyzaltyn responsible for the illegal seizure and misappropriation of the Kumtor Mine, or, if the Company is successful in obtaining an arbitral award in the arbitration proceedings, there can be no certainty, nor can Centerra provide any assurance, as to the quantum of any such award or that Centerra will be able to collect all or any part of any such award or that the Company’s application requesting urgent interim measures in connection with the arbitration proceedings will be successful or, if successful, that any such interim measures will be complied with by the Kyrgyz Republic or Kyrgyzaltyn.  The Kyrgyz Republic has also advanced several tax and environmental claims against the Company which, although Centerra vigorously denies them, have the potential for significant reputational damage and ongoing costs of litigation.  The Kyrgyz Republic has also commenced various criminal proceedings, including with Interpol, against current and former Company employees, including in relation to purported corruption, economic crimes, and cyber sabotage. Such allegations are also vigorously denied by the Company but have the potential for additional reputational damage to the Company, inquiries from law enforcement authorities, ongoing distraction of employees and managers and legal costs.  While the Company is engaged in negotiations with representatives of the Kyrgyz Government to resolve the disputes relating to the Kumtor Mine, there can be no assurances that any proposed resolution will be agreed to or consummated or as to the final economic and other terms and conditions of any such resolution, if agreed. In addition, the continued imposition by the Kyrgyz Government of external management on KGC involves the risks that the external manager materially damages the Kumtor Mine or its operations or that the Kumtor Mine’s operations may be materially affected by the inability of the external management of KGC to obtain equipment, spare parts, consumables or other supplies, which may cause the Kyrgyz Government or its instrumentalities to take retaliatory action with respect to the Company or its current and former personnel and may also precipitate the failure of ongoing settlement discussions. There also remains the further risk that additional regulatory, tax, or civil claims will be commenced by the Kyrgyz Government and/or its instrumentalities against the Company and/or its Kyrgyz subsidiaries, including by way of counterclaim in the international arbitration proceedings, that the Kyrgyz Government will take further steps to nationalize or expropriate the Kumtor Mine or the Company’s Kyrgyz subsidiaries and/or utilizing the purported environmental and tax claims being asserted against KGC to strip KGC of its assets, and that the Kyrgyz Government may impose, or seek to impose, more aggressive enforcement of its laws and government practices, including unjustified civil or criminal action against the Company or its current or former employees. Any such measures or actions by the Kyrgyz Government may materially adversely affect the Company.

Legal and Other

Current and future litigation may impact the revenue and profits of the Company

The Company is from time to time involved in or subject to legal proceedings related to its business. These claims can be based on allegations of breach of contract, negligence, breach of statutory duty, public nuisance or private nuisance or otherwise in connection with our operations or investigations relating thereto.  Such legal proceedings can be complex, costly, and highly disruptive to business operations by diverting the attention and energies of management and other key personnel. The assessment of the outcome of legal proceedings, including its potential liability, if any, is a highly subjective process that requires judgments about future events that are not within our control. The outcome of litigation, arbitration or other legal proceedings, including amounts ultimately received or paid upon judgment or settlement, may differ materially from management’s outlook or estimates, including any amounts accrued in the financial statements.

Centerra’s properties may be subject to defects in title

Centerra has investigated its rights to explore and exploit all of its material properties, and to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked or significantly altered to its detriment or that further investigation of its rights and title in respect of the Goldfield Project will not uncover deficiencies. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including local governments and Indigenous groups.  As a result, the Company may be constrained in its ability to operate its properties or unable to enforce its rights with respect to its properties.

Although the Company is not currently aware of any existing title uncertainties with respect to any of its properties except as discussed in the preceding paragraphs, there is no assurance that such uncertainties will not result in future losses or additional expenditures.

Centerra may be unable to enforce its legal rights in certain circumstances

In the event of a dispute arising at its foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts outside such foreign jurisdiction or in arbitration. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental entity or instrumentality because of the doctrine of sovereign immunity or because there are no assets outside such foreign jurisdiction to satisfy any judgement obtained in favour of the Company.

Centerra’s largest shareholder is a state-owned entity of the Kyrgyz Government

Centerra’s largest shareholder is Kyrgyzaltyn, which is a state-owned entity of the Kyrgyz Republic.  Kyrgyzaltyn owns approximately 26% of the common shares of Centerra. Pursuant to the terms of the Restated Shareholders Agreement, to which Centerra and Kyrgyzaltyn are parties, Kyrgyzaltyn has the right to appoint two nominees for election to Centerra’s board of directors.

There can be no assurance that the Kyrgyz Government, through its ownership and control of Kyrgyzaltyn, will not use its influence to materially change the direction of the Company either alone or in concert with third parties. Given the illegal seizure of the Kumtor Mine by the Kyrgyz Republic and the ongoing actions of the Kyrgyz Government and Kyrgyzaltyn, the Kyrgyz Government’s and Kyrgyzaltyn’s interests do not align with those of the Company’s other shareholders.

This concentration of ownership may also have the effect of delaying or preventing a change in control of Centerra, which may deprive its shareholders of a control premium that might otherwise be offered in connection with such a change of control. The Company is aware that Kyrgyzaltyn has in the past received inquiries regarding the potential acquisition of some or all of its common shares in the Company, Kyrgyzaltyn has also given notice that it intends to challenge the determination made by the Company’s Board under the Restated Shareholders Agreement (announced by the Company on May 17, 2021), which restricts Kyrgyzaltyn’s ability to transfer its shares and receive certain dividends or distributions from Centerra. A successful challenge by Kyrgyzaltyn of such restrictions and subsequent sale by Kyrgyzaltyn of its shareholdings to a third party could result in a new purchasing shareholder obtaining a considerable interest in the Company. Should Kyrgyzaltyn sell some or all of its interest in Centerra, there can be no assurance that an offer would be made to the other shareholders of Centerra or that the interests of such a shareholder would be consistent with the plans of the Company or that such a sale would not decrease the value of the Common Shares.

Centerra’s directors may have conflicts of interest

Certain of our directors also serve as directors and/or officers of other companies involved in natural resource exploration, development and production and, as noted above, two directors of the Company have been nominated by Kyrgyzaltyn, a Kyrgyz Republic state-owned company.  Consequently, there exists the possibility for such directors to be in a position of conflict.

Centerra is subject to Anti-Corruption Legislation

Centerra is subject to anti-corruption and anti-bribery laws, including Canada’s Corruption of Foreign Public Officials Act (the “Anti-Corruption Legislation”), which prohibits Centerra or any officer, director, employee or agent of Centerra or any shareholder of Centerra acting on its behalf from paying, offering to pay, or authorizing the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. The Anti-Corruption Legislation also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls. Centerra’s international activities create the risk of unauthorized payments or offers of payments by Centerra’s employees, consultants or agents, even though they may not always be subject to Centerra’s control. Centerra prohibits these practices and provides training and education to its employees and seeks confirmation of compliance from its consultants and agents. However, Centerra’s existing safeguards may prove to be less than effective, and Centerra’s employees, consultants and agents may engage in conduct for which Centerra might be held responsible. Any failure by us to adopt appropriate compliance procedures and ensure that Centerra’s employees and agents comply with the Anti-Corruption Legislation and applicable laws and regulations in foreign jurisdictions could result in substantial penalties or restrictions on Centerra’s ability to conduct business in certain foreign jurisdictions.

The Company may fail to achieve the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”) and Canadian Legislation

Both SOX and Canadian legislation require an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting. The Company’s failure to satisfy the applicable requirements of Section 404 of SOX and equivalent Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Company’s Common Shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results, or cause it to fail to meet its reporting obligations.

Strategy and Planning

Centerra’s future exploration and development activities may not be successful

Exploration for and development of mineral properties involve significant financial risks and may be subject to political, technical and other risks that even a combination of careful evaluation, experience and knowledge may not identify or eliminate. While the discovery of a mineral resource or mineral deposit may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. The economic feasibility of development projects is based upon many factors, including the accuracy of mineral resource and reserve estimates; metallurgical recoveries; capital and operating cost estimates; government regulations relating to prices, taxes, royalties, land tenure, land use, water consumption, importing and exporting, and environmental protection; and metal prices, which are highly volatile. Development projects are also subject to the successful completion of socio-environmental impact assessments, feasibility studies, issuance of necessary governmental permits and availability of adequate financing.

The Company’s ability to sustain or increase present levels of production is dependent on the successful acquisition or discovery and development of new orebodies and/or expansion of existing mining operations.  The Company cannot ensure that its current exploration and development programs will result in profitable commercial mining operations or replacement of current production at existing mining operations with new mineral reserves. Also, substantial expenses may be incurred on exploration projects that are subsequently abandoned due to poor exploration results or the inability to define mineral resources that can be mined economically.

It is also not unusual for new mining operations to experience unexpected problems during the start-up phase and to require more capital and time than anticipated.

Centerra’s mineral reserves may not be replaced

If the Company’s existing mineral reserves are not replaced either by the development or discovery of additional reserves and extension of the life of mine at its operations, or through the acquisition or development of an additional producing mine, there could have an adverse impact on its future cash flows, earnings, results of operations and financial condition, including as a result of requirements to expend funds for reclamation and decommissioning. Although the Company is actively engaged in programs to increase mineral reserves, there can be no assurance that these programs will be successful.

Centerra may experience difficulties with its partners

As a result of having partners in the exploration, development and operation of the Company’s projects (Endako and exploration option arrangements), the Company is subject to the risks normally associated with any partnership/joint venture arrangements. These risks include disagreement with a partner on how to explore, develop, operate and finance a project, possible litigation between us and a partner regarding matters in the agreement, and failure by the Company’s partners to abide by Centerra’s policies and procedures. This may be particularly the case when the Company is not the operator on the property.

Centerra’s mineral reserve and resource estimates may be imprecise

Mineral reserve and resource figures are estimates and no assurances can be given that the indicated levels of minerals will be produced or economically extracted, or that we will receive the price assumed in determining its mineral reserves. These estimates are expressions of judgment based on knowledge, mining experience, analysis and interpretation of drilling results and industry practices, and historical and forecasted costs. Valid estimates and the assumptions such estimates rely on may significantly change when new information becomes available or conditions change. While the Company believes that the mineral reserve and resource estimates included are well established and reflect management’s best estimates, by their nature mineral reserve and resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove unreliable.

Furthermore, fluctuations in the market price of gold, copper and other commodities, exchange rates, as well as increased capital or production costs or reduced mining or metallurgical recovery rates may render mineral reserves uneconomic and may ultimately result in a reduction of reserves. The extent to which mineral resources may ultimately be reclassified as proven or probable mineral reserves is dependent upon the demonstration of their profitable recovery. The evaluation of mineral reserves or resources is always influenced by economic and technical factors, which may change over time.

No assurances can be given that any mineral resource estimate will ultimately be reclassified as proven or probable mineral reserves or that inferred resources will be upgraded to measured or indicated resources.

Centerra’s production and cost estimates may be inaccurate

Centerra prepares estimates of future production and costs for its operations. These production and cost estimates are based on historical costs and productivity experience or technical studies; however  actual production and costs may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore-bodies and the processing of new or different ore grades; encountering unusual or unexpected geological conditions; risks and hazards associated with mining; shortages of principal supplies needed for operations, including explosives, fuel, chemical reagents, water, equipment parts and lubricants; natural phenomena, such as inclement weather conditions, floods, earthquakes, ice or ground movements, pit wall failures and cave-ins; equipment failures; labour issues including unexpected labour shortages or strikes, and the inability to retain or attract the suitable personnel and civil action by employees; and insufficient modelling robustness. Costs of production may also be affected by a variety of factors, including changing waste-to-ore ratios, ore grade metallurgy, labour costs, costs of supplies and services (such as, for example, fuel and power), general inflationary pressures and currency exchange rates.

As a result of social media and other web-based applications, reputational risks have increased.

Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, including, without limitation, allegations of fraud or improper conduct, environmental non-compliance or damage, or the failure to meet the Company’s objectives or guidance.  Any of these events could result in negative publicity to the Company, regardless of whether the underlying information is true.

Although Centerra emphasizes protecting its image and reputation, the Company does not ultimately have direct control over how it is perceived by others. Reputation loss as a result of inaccurate social media statements may lead to increased challenges in developing and maintaining government and community relations, decreased investor confidence and act as an impediment to the Company’s overall ability to advance its projects, or to access equity or debt financing.

Centerra may be unable to identify opportunities to grow its business or replace depleted reserves, and it may be unsuccessful in integrating new businesses and assets that we acquire.

As part of Centerra’s business strategy, the Company has sought and will continue to seek new operating, development and exploration opportunities in the mining industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses into its business. The Company cannot provide assurances that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favorable terms, if at all, or that any acquisitions or business arrangements completed will ultimately benefit its business. Further, any acquisition the Company makes will require a significant amount of time and attention of the Company’s management, as well as resources that otherwise could be spent on the operation and development of its existing business.

Any future acquisitions could be accompanied by risks, such as a significant decline in assumed commodity prices; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of its ongoing business; the inability of management to realize anticipated synergies and maximize its financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. There can be no assurance that any business or assets acquired in the future will prove to be profitable, that any development or exploration properties acquired will prove to be promising and eventually benefit Centerra’s business, that the Company will be able to integrate the acquired businesses or assets successfully or that the Company will identify all potential liabilities during the course of due diligence.

The trading price of the Company’s Common Shares may be subject to large fluctuations and may increase or decrease in response to a number of events and factors.

These factors may include, but are not limited to the price of gold, copper and other metals; the impact of exchange rates on our operation costs; the Company’s operating performance and the performance of competitors and other similar companies; the public’s reaction to the Company’s press releases, other public announcements and its filings with the various securities regulatory authorities; changes in earnings estimates or recommendations by research analysts who track the Company’s Common Shares or the shares of other companies in the resource sector; changes in general economic conditions; the presences or actions of a large shareholder; the arrival or departure of key personnel; and acquisitions, strategic alliances or joint ventures involving the Company or its competitors.

In addition, the market price of the Company’s shares is affected by many variables not directly related to the Company’s success and are therefore not within its control, including other developments that affect the market price and volume volatility for all resource sector shares, the breadth of the public market for the Company’s shares, and the attractiveness of alternative investments.  The effect of these and other factors on the market price of the Common Shares on the exchanges in which the Company trades has historically made Centerra’s share price volatile and suggests that the Company’s share price will continue to be volatile in the future.

Natural Phenomena

Centerra may experience further ground movements at the Öksüt Mine

In the fourth quarter of 2020, we experienced ground movement at the east wall of the Keltepe pit at the Öksüt Mine.  No damage or injuries occurred as a result of this ground movement. Geotechnical parameters for the open pit were re-evaluated and the mining plan adjusted accordingly. The related area of ground movement was temporarily removed from the production plan during the first eight months of 2021. The Company conducts on-going geotechnical/geological evaluations to understand the risk of the failure and its impact (if any) on the Öksüt Mine’s operations.

Although extensive efforts are employed by Centerra to prevent and anticipate ground movement at all of its operations, there is no guarantee that sudden unexpected ground movements will not occur. A future ground movement could result in a significant interruption of operations. The Company may also experience a loss of mineral reserves, a delay or suspension in operations, or a material increase in costs, if it is necessary to redesign the open pit or waste rock dumps as a result of a ground movement. The consequences of a ground movement will depend upon the magnitude, location and timing of any such movement.

Natural or Man-Made Disasters

The Company’s operations are subject to adverse events brought on by both natural and man-made disasters including but not limited to severe weather conditions, forest fires, earthquakes, floods and avalanche.  These events could damage or destroy or adversely affect the operations at our physical facilities and similar events could also affect the facilities of our suppliers. Any such damage or destruction could adversely affect our financial results, future cash flows and earnings as a result of the reduced availability of supplies, inability to deliver concentrate, decreased production output or increased operating costs.

While the risks were taken into account when determining the design criteria for our operations, there can be no assurance that the Company’s operations will not be adversely affected by this kind of activity. Although we believe we have reasonable insurance arrangements in place to cover certain of such incidents related to damage or destruction, there can be no assurance that these arrangements will be sufficient to fully protect us against such losses.

Competition

Centerra’s future prospects may suffer due to increased competition for mineral acquisition opportunities

Significant and increasing competition exists for mineral acquisition opportunities throughout the world, particularly for opportunities in jurisdictions considered politically safe. As a result of this competition, some of which is with large, better established mining companies with substantial capabilities and greater financial and technical resources, the Company may be unable to acquire rights to exploit additional attractive mining properties on terms we consider acceptable. Accordingly, there can be no assurance that the Company will acquire any interest in additional operations that would yield mineral reserves or result in commercial mining operations. The Company’s inability to acquire such interests could have an adverse impact on its future cash flows, earnings, results of operations and financial condition. Even if the Company does acquire such interests, the resulting business arrangements may not ultimately prove beneficial to its business.

5.2     Financial Risks

Commodity Market

Centerra’s business is sensitive to the volatility of gold and copper prices

The value of the Company’s mineral resources and future operating profit and loss is largely dependent on the world market price of gold and copper, which are volatile and are affected by numerous factors beyond its control.  A reduction in the price of gold or copper may prevent the Company’s properties from being economically mined or result in the write down of assets whose value is impaired as a result of low metal or commodity prices.  The price of gold or copper may also have a significant influence on the market price of Centerra’s Common Shares.  The price of gold and copper are subject to many factors which are beyond the control of the Company, including global supply and demand; central bank lending, sales and purchases; expectations for the future rate of inflation; the level of interest rates; the strength of, and confidence in, the U.S. dollar; market speculation; the availability and cost of substitute materials, including crypto-currencies; and global or regional political and economic events.

If the market prices fall and remain below production costs of any of the Company’s mining operations for an extended period, losses would be sustained, and, under certain circumstances, there may be a curtailment or suspension of some or all of the Company’s mining, development and exploration activities. The Company would also have to assess the economic impact of any sustained lower metal prices on recoverability and, therefore, the cut-off grade and level of our mineral reserves and resources.

We enter into provisionally-priced sales contracts, which could have a negative impact on our revenues if prices decline.

In connection with the Company’s Mount Milligan Mine operations, it enters into provisionally-priced sales contracts, under which settlement occurs at prices to be determined at a future date. The future pricing mechanism of these agreements constitutes an embedded derivative, which is bifurcated and separately marked to estimated fair value at the end of each period. Changes to the fair value of embedded derivatives related to sales agreements are included in sales revenue in the determination of net income. To the extent final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to sales, respectively, is recorded each reporting period until the date of final pricing. Accordingly, in times of falling commodities prices, the Company’s revenues and cash flow are negatively impacted by lower prices received for contracts priced at current market rates and also from a decrease related to the final pricing of provisionally-priced sales pursuant to contracts entered into in prior years; in times of rising commodities prices, the opposite occurs.

We rely on a few key customers for our projects and the loss of any one key customer could reduce our revenues.

Gold doré produced from the Öksüt Mine is sold at market prices on the Borsa Istanbul (stock exchange), subject to a right of first refusal by the Central Bank of the Republic of Turkey. The Company has also entered into a multi-year concentrate sales agreements for the sale of copper/gold concentrate produced at Mount Milligan Mine.

A breach of any agreement by us or any customer, a significant dispute with one of these customers, a force majeure event affecting the parties’ respective performances under the agreement, a bankruptcy event experienced by the customer, early termination of the agreement, disruptions to the Company’s logistics, trucking or rail networks or any other event significantly and negatively impacting the contractual relationship with one of these customers could have a material effect on  the Company’s profitability, cash flow and financial condition.

Our commodity hedging activities may reduce the realized prices we receive for our copper and gold (as it relates to Mount Milligan Mine) and involve market risk for the fair value of the derivatives, credit risk that our counterparties may be unable to satisfy their obligations to us, and financial risk due to fluctuations in the fair value of the derivatives.

In order to manage our cash flow exposure to copper and gold price volatility in selling production from Mount Milligan Mine, the Company enters into commodity derivatives from time to time for a portion of its expected production from the Mount Milligan Mine. Additionally, the Company receives cash provisional payments in selling production for the Mount Milligan Mine, thus requiring that it purchases gold or copper in order to satisfy its obligation to pay Royal Gold in gold and copper (as the case may be).  The Company enters into commodity derivatives from time to time in order to manage its gold and copper price risk that arises when physical purchase and concentrate sales pricing periods do not match. The Company currently has in place hedging lines with various banks and trading companies in order to manage these exposures.

Commodity derivatives may limit the prices the Company actually realizes and therefore could reduce the Company’s copper and gold revenues in the future. The Company’s commodity hedging activities could impact its earnings in various ways, including recognition of certain mark- to-market gains and losses on derivative instruments. The fair value of the Company’s derivative instruments could fluctuate significantly between periods.

The Company’s commodity derivatives may expose it to significant market risk, which is the risk that the fair value of a commodity derivative might be adversely affected by a change in underlying commodity prices or a change in its expected production, which may result in a significant financial loss on the derivative. The Company mitigates the potential market risk by establishing trading agreements with counterparties under which the Company is not required to post any collateral or make any margin calls on our derivatives.  The Company’s commodity derivatives also expose it to credit risks that counterparties may be unable to satisfy their obligations to the Company.

The Company mitigates the potential credit risk by entering into derivatives with a number of counterparties, limiting the amount of exposure to any one counterparty, and monitoring the financial condition of the counterparties. If any of the Company’s counterparties were to default on their obligations to the Company under the derivative transaction or seek bankruptcy protection, it could result in a larger percentage of the Company’s future production being subject to commodity price changes which may have a significant adverse effect on the Company’s cash flow, earnings and financial condition. The risk of counterparty default is heightened in a poor economic environment.

Centerra’s operations are sensitive to fuel price volatility

The Company is also exposed to price volatility in respect of key inputs, the most significant of which is fuel.  Increases in global fuel prices can materially increase operating costs, erode operating margins and project investment returns, and potentially reduce viable reserves.  Conversely, a significant and sustained decline in world oil prices may offset other costs and improve returns.  While the Company has entered into hedge arrangements to minimize its risk to fluctuating fuel prices, there are no assurances that such arrangements will be successful.

The Company’s operations are subject to currency fluctuations that may adversely affect the financial position of the Company

The Company’s earnings and cash flow may also be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies, such as the Canadian dollar and Turkish Lira. The Company’s consolidated financial statements are expressed in U.S. dollars. The Company’s sales of gold and copper are denominated in U.S. dollars, while production costs and corporate administration costs are, in part, denominated in Canadian dollars and Turkish Lira and other currencies. Fluctuations in exchange rates between the U.S. dollar and other currencies may give rise to foreign exchange currency exposures, both favourable and unfavourable.

Centerra does not currently use a hedging program to limit the adverse effects of foreign exchange rate fluctuations except for the Canadian dollar.  As the Company’s exposure to other currencies increases, including the Turkish Lira with the operation of the Öksüt Mine, the Company may decide to engage in foreign exchange hedging transactions to reduce the risks associated with fluctuations in foreign exchange rates (to the extent available), but there are no assurances that any such hedging program will be available or successful.

Economy, Credit and Liquidity

Global Financial Conditions

Global financial conditions are beyond the Company’s control.  A significant disruption in the credit and capital markets could adversely affect our ability to obtain equity or debt financing in the future on favourable terms and could cause permanent decreases in our asset values, which may result in impairment losses. These factors could also increase the Company’s exposure to financial counterparty risk, adversely impact commodity prices, exchange rates, interest rates and impact the trading price of Centerra’s Common Shares.

Centerra may experience reduced liquidity

Centerra may not continue to generate cash flow from operations in the future sufficient to service its debt or make necessary or planned capital expenditures, including the further development and exploration of its mineral properties.  If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, borrowing additional funds, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive, cancelling or deferring capital expenditures and/or suspending or curtailing operations.  Such actions may impact production at mining operations and/or the timelines and cost associated with development projects.

Centerra may have difficulty in obtaining future financing

The Company’s ability to borrow additional funds or refinance its indebtedness will depend on the capital markets and its financial condition at such time.  The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.

Many of the Company’s principal operations and development projects are located in under-developed areas that may have experienced past economic and political difficulties and may be perceived as unstable. This perceived increased country or political risk may make it more difficult for Centerra to obtain debt or equity financing. Failure to obtain additional financing on a timely basis may cause us to postpone development plans, forfeit rights in our properties or reduce or terminate our operations.

Centerra’s ESG practices and reporting may be considered inadequate which may impact our ability to obtain financing

There exist many ESG analytics companies that review and report on the Company’s response to ESG matters, including climate change but also other matters relating to sustainable operations and governance.  ESG factors, including climate change, are increasingly becoming a metric for institutional shareholders to review and assess the performance of the Company and a significant factor in their investment decisions.  We have systems in place to manage ESG matters at our operations, and to ensure proper and complete reporting thereof.  In 2020, Centerra aligned its sustainability report to the Sustainability Accounting Standards Board (SASB). However, there are no assurances that our efforts will be sufficient or meet the standards set by ESG analysts or institutional or other investors or that our efforts will accurately be reported on, which can adversely impact our reputation and potentially our ability to access capital.

In order to finance future operations, Centerra may raise funds through the issuance of shares or the issuance of debt instruments or other securities convertible into shares.

Centerra cannot predict the potential need or size of future issuances of Common Shares or the issuance of debt instruments or other securities convertible into shares or the effect, if any, that this would have on the market price of our Common Shares. Any transaction involving the issuance of shares, or securities convertible into shares, could result in dilution, possibly substantial, to present and prospective security holders.

Restrictive covenants in Centerra’s credit facilities may impact business activities

Pursuant to Centerra’s credit facilities, the Company must maintain certain financial ratios and satisfy other non-financial maintenance covenants. Centerra and its material subsidiaries are also subject to other restrictive and affirmative covenants in respect of the Company’s respective operations.  These covenants include, without limitation, restrictions on our ability to incur additional indebtedness; pay dividends or make other distributions; make loans or investments; sell, transfer or otherwise dispose of assets; and incur or permit to exist certain liens.

Compliance with these covenants and financial ratios may impair the Company’s ability to finance its future operations or capital needs or to take advantage of other favourable business opportunities.  The Company’s ability to comply with these covenants and financial ratios will depend on its future performance, which may be affected by events beyond its control.  The Company’s failure to comply with any of these covenants or financial ratios, if left uncured, will result in a default under applicable credit agreements and may result in the acceleration of the applicable indebtedness and other indebtedness to the extent there are cross-default provisions.  In the event of a default and the Company is unable to repay any amounts then outstanding, the applicable lender(s), may be entitled to take possession of any collateral securing the credit facility to the extent required to repay those borrowings.

Insurance

Centerra may not be adequately insured for certain risks

Although the Company maintains insurance to cover some of the operational risks and hazards in amounts it believes to be reasonable, insurance may not provide adequate coverage or may not be available in all circumstances.  No assurance can be given that insurance will continue to be available at economically feasible premiums or that it will provide sufficient coverage for losses related to these or other risks and hazards.

The Company may also be subject to liability or sustain losses in relation to certain risks and hazards against which the Company cannot insure or for which it may elect not to insure.  The occurrence of operational risks and/or a shortfall or lack of insurance coverage could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Tax and Royalties

The Company is subject to taxation in multiple jurisdictions and adverse changes to the taxation laws of such jurisdictions could have a material impact on our profitability

Centerra has operations and conducts business in a number of different jurisdictions and is accordingly subject to the taxation laws of each such jurisdiction, as well as tax reviews and assessments in the ordinary course.  In some jurisdictions, such as Turkey, the Company is eligible for certain investment incentive programs which provide tax benefits for companies making investments in the relevant country.  Participation in such programs requires continued oversight and compliance with the applicable program, which can be time consuming and require the input of third party contractors.

In Turkey, the Company is also subject to a state royalty which is applied on the Company’s production. The exact royalty amount is dependent on the underlying gold price.  The laws relating to the state royalty may change from time to time (most recently occurred in 2020) which may impact the profitability of our operations in Öksüt.

The Company’s international operations are also subject to the Organization of Economic and Co-operative Development’s Base Erosion and Profit Shifting Action Plan, which mandates global businesses to conduct themselves in a manner that ensures taxes are paid in jurisdictions in which income arises.

Taxation laws are complex, subject to interpretation and subject to change. Any such changes in taxation law (including royalties) or reviews and assessments could result in higher taxes being payable by the Company, which could adversely affect its profitability. Taxes may also adversely affect the Company’s ability to repatriate earnings and otherwise deploy its assets.

Counterparty

Short-term investment risks

The Company may, from time to time, invest some excess cash balances in short-term instruments issued by highly rated global financial institutions. The failure of any such financial institutions could have a negative effect on the liquidity of the Company’s investments.

5.3     Operational Risks

Centerra’s business is subject to production and operational risks that could adversely affect its business and insurance may not cover these risks and hazards adequately or at all.

Mining and metals processing involve significant production and operational risks, some of which are outside of our control, including but not limited to the following: unanticipated ground and water conditions; shortages of water for processing activities; adjacent or adverse land or mineral ownership that results in constraints on current or future mine operations; geological problems, including earthquakes and other natural disasters; wildfires; flood; metallurgical and other processing problems; unusual or unexpected mineralogy or rock formations; ground or slope failures; pit flooding; tailings design or operational issues, including dam breaches or failures; structural cave-ins, wall failures or rock-slides; flooding or fires; equipment failures or performance problems; periodic interruptions due to inclement or hazardous weather conditions or operating conditions and other force majeure events; lower than expected ore grades or recovery rates; accidents; delays in the receipt of, or failure to receive, necessary government permits; the results of litigation, including appeals of decisions; delays in transportation of people, supplies, and product  to and from the mine sites (as applicable), including any trucks, rail and/or ocean carriers used to delivery our product (gold doré or concentrates) to refineries or customers; interruption of energy supply; labour disputes, including any disputes of third parties which may impact our operations; physical and transition risks from climate change; inability to obtain satisfactory insurance coverage; the availability of drilling and related equipment and supplies in the area where mining operations will be conducted; and the failure of equipment or processes to operate in accordance with specifications or expectations.

These risks could result in damage to, or destruction of, the Company’s mines, mills and roasting facilities, resulting in partial or complete permanent shutdowns, sterilization of mineral reserves, personal injury or death, environmental or other damage to our properties or the properties of others, delays in mining, reduced production, monetary losses and potential legal liability. Processing operations are subject to hazards, such as equipment failure or failure of retaining dams around tailings disposal areas that may result in personal injury or death, environmental pollution and consequential liabilities.

The Company’s insurance will not cover all the potential risks associated with our operations. In addition, although certain risks are insurable, the Company may be unable to maintain insurance to cover these risks at economically feasible premiums. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards that may not be insured against or that it may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its business. Furthermore, should the Company be unable to fund fully the cost of remedying an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

Health, Safety and Environment

Centerra’s operations may be exposed to local epidemic and/or widespread pandemic

A major global pandemic (e.g. COVID-19) could have material adverse impacts on our ability to operate due to employee absences, global supply chain disruptions, information technology system constraints, government interventions, market volatility and overall economic uncertainty.

Centerra’s operations are located in areas relatively remote from local towns and village.  We rely on various modes of transportation to move around our people, our product and the necessary supplies for our operations.

At many of our sites, we have a high concentration of personnel working and residing in close proximity to one another at the Mine site (camps).  Should an employee or visitor become infected with a serious illness that has the potential to spread rapidly, this could place Centerra’s workforce at risk.

There can be no assurance that this virus or another infectious illness will not impact Centerra personnel and ultimately its operations.

Centerra is subject to environmental, health and safety risks

Centerra expends significant financial and managerial resources to comply with a complex set of environmental, health and safety laws, regulations, guidelines and permitting requirements (for the purpose of this paragraph, “laws”) drawn from a number of different jurisdictions. The Company believes it is in material compliance with these laws. The historical trend that the Company observes is toward stricter laws, and the Company expects this trend to continue. The possibility of more stringent laws or more rigorous enforcement of existing laws exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining sites, restriction of areas where exploration, development and mining activities may take place, consumption and treatment of water, and other environmental matters, each of which could have a material adverse effect on the Company’s exploration activities, operations and the cost or the viability of a particular project.

Water management and the oversight of our tailings management facilities are subject to regulation and risks and could result in significant damages to persons and property.

The water collection, treatment and disposal operations at the Company’s mines are subject to substantial regulation and involve significant environmental risks. The extraction process for gold and other metals can produce tailings, which are the sand like materials which remain from the extraction process. Tailings are stored in engineered facilities which are designed, constructed, operated and closed in conformance with local requirements and best practices.

If collection or our management systems (including our physical tailings management facilities, tailings dams or seepage collection systems) were to fail, overflow or not operate properly (including through matters beyond our control or ability to predict and mitigate, such as extreme weather, seismic event, or other incident), untreated water or other contaminants could spill onto nearby properties or into nearby streams and rivers, causing damage to persons or property, injury to aquatic life and economic damages.  Such failures could result in immediate suspension of mining operations by government authorities and cause significant expenses, write offs of material assets and recognize provisions for remediation, which affect the balance sheet and income statement.  The Company could also be held liable for claims for natural resource damages, fines or penalties from governmental authorities, and claims relating to exposure to hazardous and toxic substances.  In addition, any such failure would involve a lengthy clean-up.

Environmental and regulatory authorities in the applicable jurisdictions of operation conduct periodic or annual inspections of the relevant mine. As a result of these inspections, the Company is from time to time required to modify its water management program, complete additional monitoring work or take remedial actions with respect to the operations as it pertains to water management.

Liabilities resulting from non-compliance, damage, regulatory orders or demands, or similar, could adversely and materially affect the Company’s business, results of operations and financial condition. Moreover, in the event that the Company is deemed liable for any damage caused by overflow, the Company’s losses or consequences of regulatory action might not be covered by insurance policies.

Centerra’s operations use cyanide

The Öksüt Mine operation employs sodium cyanide, which is a hazardous material, to extract gold from ore.  There is inherent risk of unintended discharge of hazardous materials in the operation of leach pads.

If any spills or discharges of sodium cyanide were to occur (at site or during transport), the Company could become subject to liability for remediation costs, which could be significant and may not be insured against.  In addition, production could be delayed or halted to allow for remediation, resulting in a reduction or loss of cash flow.  Finally, increased sensitivity in respect to the use of cyanide and the potential and perceived environmental impacts of cyanide use in mining operations could exacerbate potential reputational damage to the Company in the event of a cyanide release. While the Company takes appropriate steps to prevent discharges and accidental releases of sodium cyanide and other hazardous materials into the ground water, surface water and the downstream environment, there is inherent risk in the operation of gold processing facilities and there can be no assurance that a release of hazardous materials will not occur.

We must remove and reduce impurities and toxic substances naturally occurring in copper, gold and molybdenum ores and comply with applicable law relating thereto, which could result in remedial action and other costs.

Mineral ores and mineral products, including copper, gold and molybdenum ore and products, contain naturally occurring impurities and toxic substances. Although the Company has implemented procedures that are designed to identify, isolate and safely remove or reduce such impurities and substances, such procedures require strict adherence and no assurance can be given that employees, contractors or others will not be exposed to or be affected by such impurities and toxic substances, which may subject us to liability. Standard operating procedures may not identify, isolate and safely remove or reduce such substances.

Even with careful monitoring and effective control, there is still a risk that the presence of impurities or toxic substances in the Company’s products may result in such products being rejected by the Company’s customers, penalties being imposed due to such impurities or the products being barred from certain markets. Such incidents could require remedial action and could result in curtailment of operations. Legislation requiring manufacturers, importers and downstream users of chemical substances, including metals and minerals, to establish that the substances can be handled and used without negatively affecting health or the environment may impact the Company’s operations and markets.

We require permits to raise our tailings dams which may be refused and/or delayed.

The tailings dam design for the Mount Milligan Mine requires additional approvals and permits to reach the height required for its life of mine plan.  While the Company has received in the past approvals to raise the tailings dam when required, there are no assurances that such approvals will continue to apply in the future, or that the Company will receive further approvals required to raise the tailings dam to its final height.  If all necessary approvals are not maintained or obtained, delays in, or interruptions or cessation of the Company’s production from the applicable mine may occur.

The Company’s mining production depends on the availability of sufficient water supplies.

The Company’s operations require significant quantities of water for mining, ore processing and related support facilities. Continuous production at the Company’s mines depends on its ability to maintain its water rights and claims. The failure to obtain needed water permits, the loss of some or all water rights for any of its mines, in whole or in part, or shortages of water to which the Company has rights due to weather, equipment issues or other factors could require the Company to curtail or close mining production and could prevent it from pursuing expansion opportunities.

The Company has obtained an amendment to the Mount Milligan Mine’s environmental assessment certificate that will allow, subject to receipt of ordinary course permits, for a long-term surface water supply for the mine.

However, there are no assurances that this long-term solution will be successful, or that the long-term solution will supply sufficient water resource for the continuous operation of the mill.  The re-occurrence of any water availability issues at the Mount Milligan Mine, including due to drier than expected weather conditions, extreme temperatures, or for any other reason, could adversely impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Regulation of greenhouse gas emissions effects and climate change issues may adversely affect our operations.

Global climate change continues to attract considerable public, scientific and regulatory attention, and greenhouse gas emission regulation is becoming more commonplace and stringent. As energy, including energy produced from the combustion of carbon-based fuels, is a significant input to the Company’s mining and processing operations, it must also comply with emerging climate change regulatory requirements, including programs to reduce greenhouse gas emissions. The Company’s principal energy sources are electricity, purchased petroleum products and natural gas. In addition, the Company’s processing facilities and mobile mining equipment emit carbon dioxide.

Several governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. The changes in legislation and regulation will likely increase the Company’s compliance costs. The Company also may be subject to additional and extensive monitoring and reporting requirements. Furthermore, expectations of the Company’s other stakeholders with respect to the Company’s performance in relation to greenhouse gas emissions and other climate change related matters may result in additional costs on the Company’s operations.

In addition, the potential physical impacts of climate change on the Company’s operations are highly uncertain and may be particular to the unique geographic circumstances associated with each of its facilities. These may include extreme weather events, changes in rainfall patterns, water shortages, and changing temperatures. These physical impacts could require the Company to curtail or close mining production and could prevent the Company from pursuing expansion opportunities. The Company has taken measures to mitigate the impact of weather on its operations, including ensuring that extreme weather conditions are included in its emergency response plans.  However, there are no assurances that extreme weather events such as severe cold temperature or drought conditions will not adversely impact the cost, production and financial performance of the Company’s operations.

Centerra faces substantial decommissioning and reclamation costs

The Company is required to establish at each of its mine sites and development projects a decommissioning and reclamation plan. Provision must be made for the cost of decommissioning and reclamation for operating sites. These costs can be significant and are subject to change depending on the requirements of regulatory authorities, changes in legislation, changes in the understanding of what reclamation activities are required at our operations, and changes in best practices for reclamation.  We provide financial assurances, whether through cash deposits or bonds, with applicable regulatory authorities.  However, there is no way to predict what level of decommissioning and reclamation may be required in the future.  If the Company is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on the Company’s future cash flows, earnings and financial condition.

Centerra’s operations may directly or indirectly contribute to human rights risks

Allegation (even if unsupported) that Centerra is, directly or indirectly, violating human rights principles could lead to liability for Company, and Centerra facing a loss of reputation which may lead to increased challenges in developing and maintaining government and community relations, decreased investor confidence, and act as an impediment to the Company’s overall ability to advance its projects, or to access equity or debt financing.

Biodiversity risks

Despite the policies, plans and protocols that the Company has put in place, there remains a risk that we may, directly or indirectly, harm the biodiversity in the areas that we operate or within the vicinity of our operations, adversely impact Ramsar sites, or destroy or impair important and legally protected areas.  Any of these events could result in liability for Centerra, and Centerra facing a loss of reputation which may lead to increased challenges in developing and maintaining government and community relations, decreased investor confidence, and act as an impediment to the Company’s overall ability to advance its projects, or to access equity or debt financing.

Development and construction risks

The Company is not currently constructing or developing any properties, but regularly reviews potential properties in its own portfolio and the acquisition of, or investment in, properties that are in construction/development stages.  In making any decision to commence construction of a development property, the Company must consider many factors including future metal prices and exchange rates, which can change significantly over the long period of time often needed to develop and construct the mine.  The capital expenditures and time required to develop and construct mines are considerable and changes in cost or construction schedules can also significantly increase both the time and capital required to build the project.

Construction costs and timelines can be impacted by a wide variety of factors, many of which are beyond our control. These include, but are not limited to, weather conditions, ground conditions, performance of the mining fleet and availability of appropriate materials required for construction, availability and performance of contractors and suppliers, delivery and installation of equipment, design changes, accuracy of estimates, global capital cost inflation, local in-country inflation and availability of accommodations for the workforce.  Development schedules are also dependent on obtaining the governmental approvals necessary for the operation of a project. The timeline to obtain these government approvals is often beyond the control of the Company. A delay in start-up or commercial production would increase capital costs and delay receipt of revenues.

Asset Management

Centerra may experience mechanical breakdowns

The Company’s mines (whether operating or currently on care and maintenance) use expensive, large mining and processing equipment that requires a long time to procure, build and install.  Although the Company conducts extensive preventive maintenance programs, there can be no assurance that the Company will not experience mechanical breakdowns of mining and processing equipment.  In the past, the Company has experienced such mechanical breakdowns, which have resulted in unplanned mill shutdowns and reduced mill capacity.  In addition, obtaining replacement components for the equipment can take considerable time which may also impact production. Any extended breakdown in mining or processing equipment could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial conditions.

Human Resources

Certain of our projects are unionized and may be subject to labour disturbances

Production at the Company’s operations depends on the efforts of its employees.  The Company has a unionized environment at the Öksüt Mine, requiring compliance with collective agreements, which require frequent renegotiations.

There can be no assurance that, when such agreements expire, there will not be any delays in the renewal process, that negotiations will not prove difficult or that Centerra will be able to renegotiate the collective agreement on satisfactory terms, or at all.  The renewal of the collective agreement could result in higher on-going labour costs, which could have a material adverse impact on Centerra’s future cash flows, earnings, results of operations and financial condition. Centerra could be subject to labour unrest or other labour disturbances including strikes as a result of any failure of negotiations which could, while ongoing, have a material adverse impact on Centerra, including the achievement of any annual production guidelines and costs estimates.  Existing collective agreements may not prevent a strike or work stoppage, and any such work stoppage could have a material adverse impact on the Company.

There is also a possibility that the Company’s employees at its other projects, including the Mount Milligan Mine, could organize and certify a union in the future.

Centerra’s success depends on its ability to attract and retain qualified personnel

Recruiting and retaining qualified personnel is critical to the Company’s success. The number of persons skilled in the acquisition, exploration, development, operation and reclamation of mining properties is limited and competition for these resources is intense. As the Company’s business activity grows, it will require additional key financial, administrative and mining personnel as well as additional operations staff. Certain jurisdictions in which the Company operates may limit the number of foreign nationals that can be employed at the mining site. However, it has been necessary in the past to engage expatriate workers for the Company’s operations in Turkey because of the shortage locally of trained personnel. Furthermore, large-scale projects in northern and central British Columbia compete for talent with the Company’s operations at the Mount Milligan Mine and the Kemess Property.  Although the Company believes that it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success.

Supply Chain

Centerra’s properties are located in remote locations and require a long lead time for equipment and supplies

Some of the Company’s properties are in remote locations and depend on an uninterrupted flow of materials, supplies and services to those locations. Any interruptions to the procurement of equipment, or the flow of materials, supplies and services to the Company’s properties could have an adverse impact on its future cash flows, earnings, results of operations and financial condition.

Centerra’s operations may be impacted by supply chain disruptions

The Company’s operations depend on uninterrupted supply of key consumables, equipment and components, which may be impacted by matters outside of the Company’s control or ability to mitigate. These conditions may include global events such as the COVID-19 pandemic and political or military conflicts such as the war in Ukraine, which may impact our operations globally, as well as localized events affecting specific operations.  In addition, major equipment and components and certain key consumables are imported.  Any disruption in the transportation of or restriction in the flow of these goods or the imposition of customs clearance requirements may result in production delays.

Information Technology Systems

Centerra’s critical operating systems may be compromised

Cyber threats have evolved in severity, frequency and sophistication in recent years, and target entities are no longer primarily from the financial or retail sectors.  Individuals engaging in cybercrime may target corruption of systems or data, or theft of sensitive data.  Centerra is dependent on information technology systems in the conduct of its operations. The Company’s mines and mills are automated and networked such that Centerra could be adversely affected by network disruptions from a variety of sources, including, without limitation, computer viruses, security breaches, cyber-attacks, natural disasters and defects in design. Centerra’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment information technology systems and software, as well as pre-emptive expenses to mitigate the risk of failure.

Given the unpredictability of the timing, nature and scope of information technology disruptions, a corruption of the Company’s financial or operational data or an operational disruption of its production infrastructure as a result of any of these or other events could result, among other things, in: (i) production downtimes; (ii) operational delays; (iii) destruction or corruption of data; (iv) increases in capital expenditures; (v) loss of production or accidental discharge; (vi) expensive remediation efforts; (vii) distraction of management; (viii) damage to our reputation or our relationship with customers; or (ix) in events of noncompliance, which events could lead to regulatory fines or penalties. Any of the foregoing could have a material adverse effect on the Company’s business, results of operations and financial condition.

6.       INVESTOR INFORMATION

6.1     Description of Share Capital

Our authorized share capital consists of an unlimited number of Common Shares, an unlimited number of Class A non-voting shares and an unlimited number of preference shares, issuable in series.  There are no constraints on the ownership of our shares, except as set out in the restated shareholders agreement dated as of June 6, 2009 entered into between Centerra and Kyrgyzaltyn (the “Restated Shareholders Agreement”). See “Restated Shareholders Agreement” below. The following summary does not purport to be complete and reference is made to our articles of incorporation, as amended, which can be found on www.sedar.com.

Common Shares

Each Common Share of Centerra is entitled to:

●	one vote at meetings of shareholders, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series;

●	receive dividends if, as, and when declared by the Board; and

●	participate in any distribution of our net assets upon liquidation, dissolution or winding-up on an equal basis per share but subject to the rights of the holders of preference shares.

There are no pre-emptive, redemption, purchase or conversion rights attached to our Common Shares.

The Board, at a meeting held on May 9, 2006, approved a three-for-one stock split of our outstanding Common Shares, which was affected by way of a stock dividend.  Shareholders of record at the close of business on May 29, 2006 received two additional Common Shares for each Common Share held.  Our Common Shares began trading on a split basis on May 25, 2006 on the TSX.

As at December 31, 2021, there were 297,064,750 Common Shares issued and outstanding (on a non-diluted basis).  As at March 18, 2022, there were 297,373,149 Common Shares issued and outstanding (on a non-diluted basis) and 2,885,384 options to acquire Common Shares outstanding under its stock option plan and 890,428 units outstanding under its restricted share unit plan (exercisable on a 1:1 basis for Common Shares).

Class A Non-Voting Shares

The Class A non-voting shares have the same terms and conditions as our Common Shares, except:

●	they will be non-voting; and

●	they will not be entitled to any dividends or distributions that can be attributed reasonably to KGC or its assets or operations

There are currently no Class A non-voting shares outstanding as they have been created solely for the purposes of the insurance risk rights plan described below.

Preference Shares

Preference shares may be issued at any time or from time to time in one or more series as may be determined by the Board.  The Board is authorized to fix, before issue, the number, the consideration per share and the designation of and, subject to the special rights and restrictions attached to all preference shares, the rights and restrictions attached to the preference shares of each series. The preference shares of each series rank on a parity with the preference shares of each other series with respect to the payment of dividends and the return of capital on liquidation, dissolution or winding-up.  The preference shares are entitled to a preference over the Common Shares and any other shares ranking junior to the preference shares with respect to the payment of dividends and the return of capital.

The special rights and restrictions attaching to the preference shares as a class may not be amended without any approval as may then be required by law, subject to a minimum approval requirement of at least two thirds of the votes cast at a meeting of the holders of preference shares to be called and held for that purpose.

There are currently no preference shares outstanding.

Insurance Risk Rights Plan

We adopted an insurance risk rights plan as of June 21, 2004. The insurance risk rights plan applies if an event occurs relating to KGC or its assets or operations at a time when Kyrgyzaltyn is controlled by the Kyrgyz Government and the event is caused by the Kyrgyz Government and results in a payment to us under the political risk insurance coverage. In this event, the following will occur:

●

Each holder of our Common Shares will be entitled to exchange its shares for Class A non-voting shares. Kyrgyzaltyn has irrevocably elected to exchange all of its Common Shares for Class A non-voting shares and it is expected that no other shareholders would elect to do this.

●

The holders of our Common Shares (but not Class A non-voting shares) will be entitled to acquire additional Common Shares for C$0.01 per share, with the aggregate number of Common Shares available determined by a formula designed to provide for the holders of Class A non-voting shares to be diluted by an amount that approximates the proceeds received under the political risk insurance.

●	Following the exercise of the rights to acquire additional shares by our holders of Common Shares, the Class A non-voting shares will convert back into Common Shares.

The plan will continue in effect until terminated by the Board based on a determination that it is no longer necessary or desirable having regard to, among other things, the extent of our operations based in the Kyrgyz Republic. A copy of the plan can be found on SEDAR at www.sedar.com.

6.2     Market for Our Securities

We completed our initial public offering on June 30, 2004. Our Common Shares are listed on the TSX under the symbol CG and on the NYSE under the symbol CGAU.

Trading Price and Volume

The table below shows the high and low prices and total monthly trading volume for our Common Shares on the TSX in 2021.  All prices listed below are in Canadian dollars.

2021	High ($)	Low ($)	Volume
January	16.00	13.04	13,757,182
February	14.73	12.10	16,470,482
March	13.64	10.65	26,174,183
April	12.12	11.21	12,294,989
May	12.22	8.21	23,852,370
June	10.24	9.34	17,836,508
July	10.13	9.05	14,404,552
August	10.38	8.59	13,024,743
September	9.58	8.46	10,030,350
October	10.06	8.60	8,470,189
November	10.92	9.03	12,210,995
December	10.01	8.60	12,860,323

On December 31, 2021, the closing price of our Common Shares on the TSX was C$9.75.

The table below shows the high and low prices and total monthly trading volume for our Common Shares on the NYSE in 2021.  All prices listed below are in United States dollars

2021	High ($)	Low ($)	Volume
January	-	-	-
February	-	-	-
March	-	-	-
April(1)	-	-	-
May	10.03	6.75	4,026,373
June	8.44	7.65	2,129,259
July	8.13	7.14	1,357,087
August	8.25	6.71	1,555,379
September	7.55	6.64	1,501,172
October	8.13	6.80	1,435,595
November	8.69	7.10	1,371,630
December	7.81	6.67	1,393,918

Notes:

(1)   Centerra’s Common Shares began trading on the NYSE on April 15, 2021.

On December 31, 2021, the closing price of our Common Shares on the NYSE was $7.68.

Registrar and Transfer Agent

The transfer agent and registrar for our Common Shares is the TSX Trust Company at its principal office in Toronto, Ontario, Canada.

6.3     Dividend Policy

In July 2010, we adopted a dividend policy whereby the decision to pay dividends, the timing and the quantum thereof is to be determined by the Board from time to time based on, among other things, our cash balance, operating cash flows, anticipated capital requirements for future growth and the yields of comparable companies’ dividend rates. The Company’s strong financial position is attributable to historical Company performance (retained earnings) and cash flow generation of its mines, in which the Kumtor Mine had contributed significantly over the years and our dividends can reasonably be attributed to KGC or its assets or operations or distributions from KGC.

Pursuant to the terms of our 2020 Corporate Facility with a syndicate of lenders entered into in December 31, 2020, we are restricted from declaring and paying cash dividends to our shareholders as follows: (i) no more than $135 million in any fiscal year and provided that there is no event of default; and (b) an amount equal to the net cash proceeds received from the sale of certain non-core assets provided that there is no event of default and that our liquidity after paying such dividend is at least $500 million.

The table below shows the dividends paid per common share over the last three financial years.

	2021	2020	2019
Cash dividends	C$0.24(1)	C$0.18(2)	$0(3)

Notes:

(1)

In each of February and May, we declared dividends of C$0.05 per share. In August and November, the dividend declared was increased to C$0.07 per share. These quarterly dividends were payable: (i) on April 6, 2021 to shareholders of record on March 16, 2021; (ii) on June 10, 2021 to shareholders of record on May 22, 2021; (iii) on September 8, 2021 to shareholders of record on August 25, 2021; (iv) on December 3, 2021 to shareholders of record on November 19, 2021.

(2)

In each of March and April, we declared dividends of C$0.04 per share. In July and November, the dividend declared was increased to C$0.05 per share. These quarterly dividends were payable: (i) on April 22, 2020 to shareholders of record on April 9, 2020; (ii) on June 4, 2020 to shareholders of record on May 21, 2020; (iii) on August 28, 2021 to shareholders of record on August 14, 2020; (iv) on December 4, 2020 to shareholders of record on November 20, 2020.

(3)

No cash dividends were paid in 2019. On December 9, 2016, we announced the suspension of future quarterly dividends. This decision was made by the Board in light of the restrictions relating to funds held at our wholly owned Kyrgyz Republic subsidiary, KGC. These restrictions were removed in September 2017 as part of the Kumtor Strategic Agreement which was completed in August 2019.

6.4     Material Contracts

The following are the only material contracts, other than contracts entered into in the ordinary course of business not otherwise required to be disclosed, that we have entered into within the most recently completed fiscal year or before the most recently completed fiscal year but still in effect.

Mount Milligan Streaming Arrangement

The Mount Milligan Mine is subject to the Mount Milligan Streaming Arrangement with Royal Gold.  See “Marketing and Distribution – Mount Milligan Streaming Arrangement” for a description of the agreement and the amendments.

Kumtor Project Agreements

As noted above, following the illegal seizure of the Kumtor Mine, the Company has ceased to have control over, and benefit from, the operations of the Kumtor Mine and has initiated arbitration proceedings to enforce its rights under longstanding agreements governing the Kumtor Mine and to, among other things, hold the Kyrgyz Republic and Kyrgyzaltyn accountable for any and all losses and damages that result from its actions against KGC and the Kumtor Mine.  Those agreements include, among others, the following:

Restated Investment Agreement

Centerra, KOC, KGC, and the Kyrgyz Government entered into a Restated Investment Agreement dated as of June 6, 2009. The Restated Investment Agreement and related agreements set out the terms and conditions applicable to the ongoing operation and development of the Kumtor Mine, including providing for fundamental investments protections, including guarantees against expropriation without adequate compensation, and a comprehensive tax regime applicable to the Kumtor Mine.  The Restated Investment Agreement has a term lasting until the earlier of 2042 or when the deposits comprising the Kumtor Mine are exhausted and mining is completed.

Restated Shareholders Agreement

The Restated Shareholders Agreement was entered into among Centerra and Kyrgyzaltyn as of June 6, 2009 and sets out the rights and obligations of Centerra and Kyrgyzaltyn with respect to their respective ownership of our shares.

The Restated Shareholders Agreement provides that, so long as Kyrgyzaltyn and its affiliates continue to hold 10% or more of our outstanding Common Shares, we will include in our proposed slate of directors nominated for election at each annual or special meeting two Board nominees designated by Kyrgyzaltyn, one of whom must be independent of the Kyrgyz Government.  Should Kyrgyzaltyn’s interest constitute less than 10% but more than 5% of our outstanding Common Shares, Kyrgyzaltyn’s right to Board nominee is limited to one.  In addition, in the event that Kyrgyzaltyn wishes to initiate a distribution of our Common Shares (whether by private placement or public offering) we shall furnish all reasonable assistance in preparing the required disclosure documents.  We are obliged to provide such assistance to Kyrgyzaltyn only once in any 12-month period and the costs of this assistance is for the account of Kyrgyzaltyn.  Also, if we propose to issue any of our Common Shares by private placement or public offering, we will provide Kyrgyzaltyn with an opportunity to sell its shares as part of the offering provided that our reasonable capital needs take priority. In addition, Kyrgyzaltyn has also agreed that, following the determination by the Board that an event has occurred that could reasonably result in an insurance risk rights plan described above being triggered and for so long as such event continues or until the process described above has been completed, it will not transfer its Centerra Common Shares or exercise any voting rights in respect of its Centerra Commo Shares or be entitled to receive any dividends or distributions on its Centerra Common Shares that can be attributed reasonably to KGC or its assets or operations or distributions from KGC during such period.

Restated Concession Agreement

Pursuant to the Restated Concession Agreement with the Kyrgyz Republic, effective June 6, 2009, KGC was granted a concession with exclusive rights to all minerals within an area of approximately 26,000 ha centered on the Kumtor Mine gold deposit and with an expiry date of December 4, 2042.

Restated Gold and Silver Sale Agreement

Pursuant to the terms of the Restated Gold and Silver Sale Agreement dated June 6, 2009 entered into between KGC, Kyrgyzaltyn and the Kyrgyz Government, all gold doré produced at the Kumtor Mine is to be purchased at the mine site by Kyrgyzaltyn for processing at its refinery in the Kyrgyz Republic and Kyrgyzaltyn is required to pay for all gold delivered to it, based on the afternoon fixing of the price of gold on the London Bullion Market by the 12th calendar day following delivery of gold doré to it. The obligations of Kyrgyzaltyn are partially secured by a pledge of 2,850,000 of Centerra Common Shares owned by Kyrgyzaltyn.

6.5     Legal Proceedings and Regulatory Actions

Other than the proceedings discussed elsewhere in this document we are not a party to, or the subject of, any legal proceedings or regulatory actions that are outside of the ordinary course of business or that we would anticipate would result in a material adverse impact on our financial position or our results of operations, and no such proceedings or actions are known to be contemplated.

6.6     Interests of Experts

Our auditors, KPMG LLP, have confirmed with respect to the Company that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.

The individuals who are qualified persons for the purposes of NI 43-101 are listed under the section of this AIF entitled “Technical Information”.  As a group, they beneficially own, directly or indirectly, less than 1% of any class of the outstanding securities of Centerra and our associates and affiliates.

7.       GLOSSARY OF GEOLOGICAL AND MINING TERMS

The following is a glossary of technical terms and abbreviations that appear in this AIF:

ADR plant

Adsorption – Desorption – Regeneration (ADR) plant which generally follows the CIL/CIP or heap leach process.  ADR, covers the adsorption of precious metals on active carbon, stripping the carbon with strong cyanide solution, recovery of the metals through the electrowinning, pouring the precious metals as nuggets from the melting pot as well as regenerating the carbon to activate and reuse.

assay	An analysis to determine the presence, absence or concentration of one or more chemical components.
ball mill	A large steel cylinder containing steel balls into which crushed ore is fed. The ball mill is then rotated, causing the balls to cascade and grind the ore.
belt	An area characterized by a particular assemblage of mineral deposits, or by one or more characteristic types of mineralization.
bench

A ledge that, in open pit mines and quarries, forms a single level of operation above which minerals or waste materials are excavated from a contiguous bank or bench face.  The mineral or waste is removed in successive layers, each of which is a bench.

blast hole	A hole drilled for the purpose of inserting an explosive charge in a material to be blasted.
block model	A model that utilizes a three-dimensional block grid of a fixed or variable size to estimate in-situ resources and reserves.
breccia	Rock consisting of fragments, more or less angular, in a matrix of finer-grained or cementing material.
capping	Individual assays above this assay grade value are limited to prior grade interpolation. Also referred to as high-grade top cutting.
carbon-in-leach (CIL)

A recovery process in which a slurry of gold ore, carbon granules and cyanide are mixed together in a leach tank. The cyanide dissolves the gold, which is then absorbed by the carbon. The carbon is subsequently separated from the slurry and the gold removed from the carbon.

carbon-in-pulp (CIP)	Similar process as CIL (above) except that the leaching takes place in tanks dedicated for leaching followed by adsorption into carbon in tanks dedicated for adsorption.
circuits	Facilities for removing valuable minerals from ore so that it can be processed and sold.
concentrate	A product containing valuable metal from which most of the waste material in the ore has been eliminated.
concession

Grants made under a system whereby the state or the private owner has the right to grant concessions or leases to mine operators subject to certain general restrictions.  Concession systems are used in almost every mining country in the world except the United States.

cut-off grade	The minimum metal grade at which a tonne of rock can be economically mined and processed.
cyanidation	A method of extracting gold or silver by dissolving it in a weak solution of sodium cyanide.

Deposit

A mineralized body that has been physically delineated by sufficient drilling, trenching and/or underground work and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable orebody or as containing mineral reserves until final legal, technical and economic factors have been resolved.

depressurization	The mechanical process of lowering or removing hydraulic water pressure from a geological structure or unit without the complete removal of the contained water.
dewatering	The mechanical process of removing or controlling water contained within a geological structure, unit or excavated opening such as an open pit or underground working.
diamond drill

A type of rotary drill that cuts by abrasion rather than percussion.  The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face.  The drill cuts a core of rock which is recovered in long cylindrical sections, approximately two centimetres or more in diameter.

dip	The angle at which a bed, stratum or vein is inclined from the horizontal, measured perpendicular to the strike and in the vertical plane.
dilution	The effect of waste or low-grade ore being included in mined ore, increasing tonnage mined and lowering the overall ore grade.
doré	Unrefined gold and silver bullion bars usually consisting of approximately 90% precious metals that will be further refined to almost pure metal.
drill core	A long cylindrical sample of rock, approximately two centimetres in diameter, brought to the surface by diamond drilling.
electrowinning	Recovery of a metal from ore by means of electro-chemical processes.
fault	A fracture in the earth’s crust, along which there has been displacement of the two sides relative to one another and parallel to the fracture. The displacement may be a few inches or many miles long.
feasibility study

A comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

fire assay	The assaying of metallic ores, in particular gold and silver, at high temperatures with an assay furnace.
flotation

A milling process by which some mineral particles are induced to become attached to bubbles of froth and float.  Others are left to sink so that the valuable minerals are concentrated and separated from the remaining rock or mineral material.

g/t	Grams per tonne.
geotechnical drilling	Drilling for the purpose of collecting information to be used in rock stability analyses.
grade	The amount of mineral in each tonne of ore.
gravity concentration	The separation of grains of minerals using a concentration method based on the different densities of those minerals.
host rock	The body of rock in which mineralization of economic interest occurs.
hydrothermal alteration	Alteration of rocks or minerals by the reaction of hydrothermal water with pre-existing solid phases.
infill drilling	Drilling within a defined mineralized area to improve the definition of the known mineralization.

intrusive	Rock which, while molten, penetrated into or between other rocks but solidified before reaching the surface.
IsaMill	A high intensity, stirred mill used in the fine grinding of mineral ores. It was developed by Mount Isa Mines in the 1990s.
leach	To extract minerals or metals from ore with chemicals.
lens	A body of ore or rock that is thick in the middle and converges toward the edges, resembling a convex lens.
matrix	The non-valuable minerals in an ore.
micron	Former term for micrometer, meaning a unit of length equal to one-millionth of a metre.
mill	A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.
mineral reserves

The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven mineral reserve: The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable mineral reserve: The economically mineable part of an indicated mineral resource, and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

mineral resources

A concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured mineral resources: That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated mineral resources: That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred mineral resources: That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

mineralization	The concentration of minerals within a body of rock.
net smelter return (“NSR”) royalty	A royalty payment made by a producer of metals, normally to a previous property owner, based on gross mineral production from the property, less deduction of certain costs.
nugget effect	Grade variation due to measurement errors and short-range special variation at short distances.
open pit mine	A mine that is entirely open to the surface.
ore	A metal or mineral, or a combination of these, of sufficient quality and quantity to enable it to be mined at a profit.
ounces (oz)	Troy ounces = 31.103 grams.
oxidation	A chemical reaction caused by exposure to oxygen that results in a change in the chemical composition of a mineral.
pit design

An open pit contour surface based on an optimized pit shell that has been engineered in detail by adding access ramps and by smoothing of the pit walls.  Pit designs are supported by detailed mining plans.

pit shell	A non-engineered open pit contour surface produced by optimization software at a particular gold price, without consideration to equipment access and mining plans.
placer	A deposit of sand or gravel that contains particles of gold or other heavy, valuable minerals. The common types are stream gravels and beach sands.
preg-robbing

When leaching ore, a dilute cyanide solution is used to dissolve the gold to produce a pregnant solution.  When carbon mineralization is present in the ore it may re-absorb some of the gold from the pregnant solution.  This process is referred to as preg-robbing.

pulp	A mixture of ground ore and water capable of flowing through suitably graded channels as a fluid.
pyrite	An iron sulfide mineral, normally of little value and sometimes referred to as fool’s gold.
recovery

The proportion of valuable material obtained as a result of processing an ore.  It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

refractory ore/material	Ore from which it is difficult to recover valuable substances. Refractory material must be pre-treated before gold can be recovered from it through conventional cyanidation.
reserves	Means mineral reserves.

resources	Means mineral resources.
roasting

A method of oxidizing refractory ore using very high temperatures to thermally decompose the sulphide minerals encapsulating the gold, which is ultimately recovered using conventional cyanide leaching.

schist	A strongly foliated crystalline rock that can be readily split into thin flakes or slabs due to the well-developed parallelism of more than 50% of the minerals present in it.
semi-autogenous (SAG) grinding	A method of grinding rock into fine sand, in which the grinding media consist of larger chunks of rock and steel balls.
shear key	The removal of weak materials in a specified area and replacement with engineered fills to provide improved shear resistance and impermeability in the foundation of a dam.
shearing	Deformation resulting from stresses that cause, or tend to cause, contiguous parts of a body to slide relative to each other.
slurry	A suspension of fine solid particles in a liquid, not thick enough to consolidate as a sludge.
stockwork	A mineral deposit consisting of a three-dimensional network of planar to irregular veinlets closely enough spaced that the whole mass can be mined.
strike	The horizontal direction or trend of a geologic structure.
strip (or stripping) ratio	The tonnage or volume of waste material that must be removed to allow the mining of one tonne of ore in an open pit.
tailings	The material that remains after recoverable metals or minerals of economic interest have been removed from ore through milling.
tailings dam	A natural or man-made confined area suitable for depositing tailings.
tellurides	Ores of the precious metals (chiefly gold) containing tellurium, a semi-metallic, trigonal mineral.
thrust	An overriding movement of one crustal unit over another.
vein	A sheet-like body of minerals formed by fracture filling or replacement of host rock.
waste	Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

SCHEDULE A
AUDIT COMMITTEE CHARTER

PURPOSE

The purpose of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities in relation to (a) the external auditor, (b) the internal auditor, (c) financial reporting, (d) compliance with legal and regulatory requirements related to financial reporting and certain corporate policies, and (e) internal controls over financial reporting and disclosure controls.

COMPOSITION

The members of the Audit Committee and its Chair shall be appointed annually by the Board on the recommendation of the Nominating and Corporate Governance Committee.  The Audit Committee shall consist of at least three and not more than six members.  Each member will be independent and financially literate (as such terms are defined in National Instrument 52-110 – Audit Committees, as amended from time to time).

MEETINGS

The Audit Committee will meet at least four times annually and as many additional times as the Audit Committee deems necessary to carry out its duties effectively.  The Audit Committee will meet privately, as necessary, with each of the external auditor, the internal auditor and senior management at each regularly scheduled meeting.

Notice of every meeting will be given to each member, the Chair of the Board, the external auditor and the internal auditor.

A majority of the members of the Audit Committee shall constitute a quorum.  No business may be transacted by the Audit Committee except at a meeting of its members at which a quorum of the Audit Committee is present.

The Audit Committee may invite such officers, directors and employees of the Corporation and such other persons as it may see fit from time to time to attend meetings of the Audit Committee and assist in the discussion and consideration of any matter.

A meeting of the Audit Committee may be convened by the Chair of the Audit Committee, a member of the Audit Committee, the external auditor or the internal auditor.

DUTIES AND RESPONSIBILITIES

Financial Reporting

1.	Review and recommend to the Board for approval the audited annual financial statements and related management’s discussion and analysis.

2.	Review and recommend to the Board for approval all interim financial statements and quarterly reports and related management’s discussion and analysis.

3.

Before the release of financial statements and related disclosures to the public, obtain confirmation from the CEO and CFO as to the matters addressed in the certifications required by the securities regulatory authorities.

4.	Review and recommend to the Board for approval all other press releases containing financial information based upon the Corporation’s financial statements prior to their release.

5.

Review and recommend to the Board for approval all other financial statements that require approval by the Board before they are released to the public, including financial statements for use in prospectuses or other offering or public disclosure documents and financial statements required by regulatory authorities.

6.

Review status of significant accounting estimates and judgments (e.g., reserves) and special issues (e.g., major transactions, changes in the selection or application of accounting policies, off-balance sheet items, effect of regulatory and financial initiatives).

7.	Review management’s assessment and management of financial risks (e.g., hedging, insurance, debt).

8.	Review any litigation, claim or other contingency that could have a material effect on the financial statements.

9.	Discuss with the external auditor the quality, not just the acceptability, of the Corporation’s accounting principles as applied in its financial reporting.

10.

Discuss with the external auditor any (i) difference of opinion with management on material auditing or accounting issues and (ii) any audit problems or difficulties experienced by the external auditor in performing the audit.

11.	Discuss with management and the external auditor any significant financial reporting issues considered and the method of resolution.

External Auditor

12.	Recommend to the Board the external auditor to be nominated for appointment or re-appointment by the shareholders.

13.	Evaluate the external auditor’s qualifications, performance and independence.

14.	Review the Corporation’s policies for hiring employees and former employees of the external auditor.

15.	Review and approve the external auditor’s plans for the annual audit and interim reviews including the auditor’s fees.

16.	Review and pre-approve all non-audit service engagement fees and terms in accordance with applicable law.

17.

Consider any matter required to be communicated to the Audit Committee by the external auditor under applicable generally accepted auditing standards, applicable law and listing standards, including the auditor’s report to the Audit Committee (and management’s response thereto).

18.	Require, in accordance with applicable law, that the external auditor report directly to the Audit Committee.

Internal Auditor

19.	Review and approve the appointment or removal of internal auditor.

20.	Review and approve the mandate of internal auditor and the scope of the internal auditor’s annual work plan.

21.	Require that the internal auditor report directly to the Audit Committee.

22.	Review significant audit findings and status updates on recommendations.

23.	Review the internal auditor’s ongoing assessments of the Corporation’s business processes and system of internal controls.

24.	Review the effectiveness of the internal audit function.

Compliance

25.	Review procedures adopted by the Corporation to ensure that all material statutory deductions have been withheld by the Corporation and remitted to the appropriate authorities.

26.	Monitor compliance with the Code of Ethics and the International Business Conduct Policy.

27.	Review with legal counsel any legal matters that could have a significant effect on the Corporation’s financial statements.

28.

Review with legal counsel the Corporation’s compliance with applicable laws and regulations and inquiries received from regulators and governmental agencies to the extent they may have a material impact on the financial position of the Corporation.

29.

Oversee procedures in the Code of Ethics for (i) the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of concerns regarding such matters.

30.	Review reports of compliance with the Corporation’s Financial Risk Management Policy and report to the Board thereon, and recommend to the Board any amendments to such policy.

31.	Review and approve financial risk management programs.

Internal Controls and Disclosure Controls

32.

Oversee management’s review of the adequacy of the internal controls that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records, including audits and assessments of, and opinions on, internal control over financial reporting related to the Sarbanes-Oxley Act of 2002 (“SOX”), and results of internal audits and SOX compliance audits performed by the internal auditors.

33.	Review any special audit steps adopted in light of material control deficiencies.

34.

Review the controls and procedures that have been adopted by the Corporation to confirm that material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed.

Currency, Diesel, Commodity and Stream Hedging

35.

Oversee the management Hedging Committee and its procedures for identifying, assessing, monitoring and managing currency, diesel, commodity, and steaming risks and the use of derivatives to manage such risks.

36.	Monitor compliance with the Corporate Hedging Policy including receiving quarterly reports from the Corporation’s Hedging Committee.

37.

Review annually the Corporate Hedging Policy, including confirming the Corporation’s hedging strategy and the appropriateness of any hedging terms and parameters provided to the Hedging Committee, and recommend to the Board of Directors any changes to the Corporate Hedging Policy.

Other

38.	Review a report, at least annually, from the Sustainable Operations Committee on the Corporation’s mineral reserves and resources.

39.

Review and pre-approve all proposed related party transactions and situations involving a director’s, a senior officer’s or an affiliate’s potential or actual conflict of interest that are not required to be dealt with by an “independent committee” pursuant to securities law rules, other than routine transactions and situations arising in the ordinary course of business, consistent with past practice.

40.	Review the appointment of the CFO and review with the CFO the qualifications of new key financial executives involved in the financial reporting process.

41.	In conjunction with Human Resources and Compensation Committee, review succession plans for the CFO, Vice President, Finance, and the Controller.

42.	Review on an annual basis expenses submitted for reimbursement by the CEO.

43.	Provide orientation for new members and continuing education opportunities for all members to enhance their expertise and competencies with finance and accounting.

44.	Periodically review and oversee the Corporate Tax Policy.

REPORTING

The Audit Committee will report regularly to the Board on all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

REVIEW AND EVALUATION

The Audit Committee will annually review and evaluate the adequacy of its mandate and recommend any proposed changes to the Nominating and Corporate Governance Committee.  It will also participate in an annual performance evaluation by the Nominating and Corporate Governance Committee.

CHAIR

Each year, the Board will appoint one member to be Chair of the Audit Committee.  If, in any year, the Board does not appoint a Chair of the Audit Committee, the incumbent Chair will continue in office until a successor is appointed.

REMOVAL AND VACANCIES

Any member of the Audit Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Audit Committee upon ceasing to be a director.  The Board may fill vacancies on the Audit Committee by appointment from among its members.  If and whenever a vacancy shall exist on the Audit Committee, the remaining members may exercise all its powers so long as a quorum remains in office.  Subject to the foregoing, each member of the Audit Committee shall remain as such until the next annual meeting of shareholders after that member’s election.

ACCESS TO OUTSIDE ADVISORS

The Audit Committee may, without seeking approval of the Board or management, select, retain, terminate, set and approve the fees and other retention terms of any outside advisor, as it deems appropriate.  The Corporation will provide for appropriate funding, for payment of compensation to any such advisors, and for ordinary administrative expenses of the Audit Committee.